Confidential Treatment Requested by Hanryu Holdings, Inc. Pursuant to 17 C.F.R. Section 200.83

This Draft Registration Statement Has Not Been Publicly Filed with the United States Securities and Exchange Commission, and All Information Herein Remains Strictly Confidential.

As Confidentially Submitted to the Securities and Exchange Commission on February 16, 2022

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

HANRYU HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7370	[●]
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

160, Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07231

+82-2-564-8588

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Chang-Hyuk Kang

Chief Executive Officer

Hanryu Holdings, Inc.

160, Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07231

+82-2-564-8588

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel W. Rumsey, Esq.

Jessica R. Sudweeks, Esq.

Jack P. Kennedy, Esq.

Disclosure Law Group,

A Professional Corporation

655 West Broadway, Suite 870

San Diego, California 92101

(619) 272-7050

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED FEBRUARY 14, 2022

[●] Shares of Common Stock

HANRYU HOLDINGS, INC.

We are offering [●] shares of our common stock, par value $0.001 per share (“common stock”). This is our initial public offering and no public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $[●] and $[●] per share. We intend to list our common stock on the Nasdaq Capital Market.

We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary – Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page [●] of this prospectus for a discussion of the risks that you should consider in connection with an investment in our securities.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)

In addition, we have agreed to issue a warrant to purchase up to [●] shares of our common stock to the underwriters, which equates to [●]% of the number of shares of our common stock to be issued and sold in the offering, and to reimburse the underwriters for certain expenses. See “Underwriting” for additional information regarding this warrant and underwriting compensation generally.

We have granted the underwriters an option to buy up to an additional [●] shares of our common stock to cover over-allotments, if any. The underwriters may exercise this option at any time during the 45-day period from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about [●], 2022, subject to customary closing conditions.

[●]

The date of this prospectus is           , 2022

EXPLANATORY NOTE

Prior to the filing of this registration statement with the Securities and Exchange Commission, the registrant, Hanryu Holdings, Inc., a Delaware corporation ("Hanryu Holdings"), will consummate a share exchange with Hanryu Bank Co., Ltd. ("HBC"), pursuant to a share exchange agreement (the "Exchange Agreement") between Hanryu Holdings, HBC, and the shareholders of HBC (the "HBC Shareholders"). Pursuant to the Exchange Agreement, the HBC Shareholders will assign, transfer, and deliver, free and clear of all liens, 100% of the issued and outstanding shares of HBC, representing 100% of the equity interests in HBC, to Hanryu Holdings in exchange for restricted shares of the Company's common stock (the "Share Exchange"). As a result of the Share Exchange, HBC will become a wholly owned subsidiary of Hanryu Holdings, and the HBC Stockholders will acquire a controlling interest in the Company. Upon the consummation of the Share Exchange, Hanryu Holdings will assume all of HBC's business and operations.

Except as disclosed in this prospectus, the consolidated financial statements and selected historical financial data and other financial information included in this registration statement are those of HBC, after giving effect to the Share Exchange.

FANTOO

"We believe the world is
composed of all kinds of fandoms".

전국민 덕질프로젝트
FANTOO

coex

FANTOO
SOCIAL
CONTENT
SHOP
CHATS
REVIEW EVENT
STORIES
MORE
Webtoon
0. Prologue
Maybe it was because of the pain she had to go...
Novel
Newbies
MEDIA

FANTOO

FANTOO

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectus we or the underwriters may authorize to be delivered or made available to you. Neither we or the underwriters have authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

For investors outside of the United States: No action is being taken in any jurisdiction outside of the United States that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any such jurisdiction. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

In this prospectus, unless the context indicates otherwise, references to “Hanryu Holdings,” “Hanryu,” “we,” the “Company,” “our” and “us” refer to Hanryu Holdings, Inc., a Delaware corporation, and its subsidiaries, and references to the “Board” or the “Board of Directors” means the Board of Directors of the Company.

This summary highlights information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the information presented under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and notes related thereto included elsewhere in this prospectus before making an investment decision. Unless the context requires otherwise, references to the "Company", “we”, “us”, or “our”, refer to Hanryu Holdings, Inc., a Delaware corporation, and its wholly-owned subsidiaries Hanryu Bank Co., LTD., FNS Co., Ltd., Hanryu Times Co., Ltd., Marine Island Co., Ltd., FANTOO Entertainment Co., Ltd., and our majority owned subsidiary, K-Commerce Co., Ltd., all of which were incorporated under the laws of the Republic of Korea.

Our Mission

We aim to provide an all-inclusive online global playground for fans, where they can consume, create, and get rewarded for all things related to their fandom within our FANTOO platform, an engaging and innovative social media platform that connects users around the world that share similar interests.

Our Company

We created FANTOO to provide distinctive service offerings, technology, applications and websites, through a multi-media global platform for our users to interact with other like-minded users, and share their appreciation as fans of various types of entertainment and cultures, create their own content, enjoy other user's content, engage in e-commerce, and experience a community unlike any other.

Our current users are enthusiasts of South Korean culture (“K-Culture”), also known as the “Korean Wave,” or "Hanryu". Though we anticipate expanding into additional entertainment genres, the Korean Wave is the current basis of FANTOO. The growing popularity of the Korean Wave has historically been driven by social networking services and online video sharing platforms. Through these channels, the dispersion and export of South Korean arts, music and entertainment has grown rapidly from a regional influence into a global appreciation of K-Culture. The expansion of the Korean Wave into a global phenomenon provides a significant opportunity to unite fans across the globe within the FANTOO platform.

FANTOO leverages the growing groups of fans with similar interests, known as "fandoms," in order to tap into the "Fandom Economy" and monetize the growing fandom community. Through fandoms, fans have expanded the scope of their spending in a variety of ways, including paying for advertisements, production of products that promote or express their adulation for their favorite entertainers, and purchasing merchandise, as well as supporting the activities related to their interests by enthusiastically promoting them online through social media. With the rise of social media platforms, fans are no longer passive consumers of content, but are actively sharing ideas and acting as producers and content creators. Fans' connectivity to fandoms is at an all-time high due to the ease of access allowed by mobile devices and applications. FANTOO allows for fans to be proactive in their fandoms, and rewards users for their activity.

We believe an opportunity exists for FANTOO to become an industry leader in fandom platforms and content creation by exploiting the current market sentiment that treats fandoms and fans only as a group of passive consumers, despite the fans’ contributions. Other existing platforms and social networks often fail to meet the needs of their users, as such platforms offer limited products and services, causing their users to look elsewhere for the products and services that reflect their interests. In addition, other platforms and applications either do not provide rewards for user contributions, or do not reward users simply for daily activity within the application or platform. FANTOO is an all-in-one platform that fills this void. Through its well-designed ecosystem, FANTOO not only supports fans’ interests in entertainment and entertainers, but also provides in-platform economic rewards in return for users' contributions. These in-platform rewards, called "Kingdom Gold" (“KDG”), can then be accumulated in FANTOO’s wallet (the “FANTOO Wallet”) and used to pay other users for goods and services within the FANTOO platform. We believe the services and offerings within the FANTOO platform will result in a growing “Fandom Economy,” that benefits both our Company and fans across the globe.

FANTOO Offerings

Reward System

The reward system is the basis of the FANTOO ecosystem. The amount of KDG distributed to users each day is based upon advertising profits, with a percentage of advertising profits distributed to our users at a rate of one KDG for every 100 South Korean Won. KDG is distributed to users according to their activities and contributions within the FANTOO platform. Contributions can take the form of content creation and distribution, or simply "liking" another users’ content within the platform.

Socialization on FANTOO

Our objective is to facilitate numerous ways for our user to socialize within the FANTOO platform. Socialization is built into all aspects of the FANTOO platform, including: (i) “Messenger/Chat” which supports automatic and secure live translation in 17 languages; (ii) “Clubs” which are private groups managed by users with similar interests; and (iii) “Community” which provides a public forum for users to freely express themselves and discuss any number of topics.

Content

Users can enjoy FANTOO original content, user-generated content, and concert feeds of concerts of all sizes, from stadiums to small stages, in all genres such as K-pop to Indie. Users can create, sell, and/or purchase fan art, web novels, webtoons, and other forms of user-generated content.

Shop

Users can purchase in-app items and fandom merchandise, including items such as concert tickets, goods from Fanshops, augmented reality (“AR”) filters, digital stockers, emojis, and other virtual commerce items.

Our Opportunity

Our primary opportunity comes from the growing global interest in the Korean Wave and expanding influence of K-Culture. According to a study undertaken by the Korea Institute, K-Culture influence was ranked No.7 worldwide in 2021, and the number of Korean Wave fans increased from approximately 35.0 million in 2015 to approximately 105.0 million in 2021. Along with the growth of the Korean Wave, online and mobile platforms were the most common channels for fans to access content representing K-Culture. This places the FANTOO platform in an ideal position as a mobile application for fans to access Korean Wave content. Due to global conditions arising from COVID-19, FANTOO is well positioned to take advantage of the growth in the Korean Wave due to FANTOO's ability to provide services such as virtual events and online concerts, within the FANTOO platform.

Our Value

We focus on providing user-centric services to provide a single platform that can address and satisfy the needs of fans within that platform. FANTOO will enrich users' fandom experience by providing an all-in-one platform for fandom content, including news, popular culture, discussions, live shows, and fan creativity. FANTOO is currently available in 17 languages, with real-time translation services. These real time translation services enable our users to communicate with each other across the globe without language barriers. For languages that are not available for real-time translation, the FANTOO platform provides a solution through the use of translation matching services among users. Through the translation matching services, the FANTOO platform ensures that content is accurately translated and available to a greater number of global fans in their own languages. In addition, the FANTOO platform allows users to freely create and monetize their own content, and enables fast and secure user-to-user sales on the FANTOO platform. Within FANTOO, fans are rewarded with KDG, a reward token issued within the platform intended to keep current users active, as well as attract new users. The more KDG a user earns, the more purchasing power the user has within the FANTOO platform to purchase goods and/or services within the FANTOO platform, either directly from us, or from other users utilizing KDG.

Integrated Technology and Infrastructure

Technology

FANTOO is built to connect people across the globe. With that in mind, FANTOO was designed to specifically address the numerous challenges that accompany providing a global service through its technology offerings within the FANTOO platform, including: (i) content delivery curation using artificial intelligence ("AI"); (ii) AI speech synthesis; (iii) AI-powered nudity detection and blocking; (iv) AI deepfake detection and blocking; and (v) the utilization of blockchain technology.

Infrastructure

Our current headquarters and production facilities are located at the Seoul Marina, the largest Korean Wave culture center in Korea. With large outdoor stages, sculpture gardens, and broadcast studios, the Seoul Marina is used for hosting FANTOO’s concerts and other user events.

Our Strengths

Multiple Potential Revenue Streams

One of our strengths will be our ability to derive revenue from multiple sources, including (1) direct sales revenue, driven by advertisement, content, and e-commerce sales; and (2) revenue derived from collecting a percentage of user-to-user sales of emoji, online stickers, web novels, webtoons, translation matching, and other user-to-user transactions.

Direct Advertising Platform

We operate our own direct advertising platform on FANTOO, which connects us directly with advertisers, as opposed to utilizing third party advertising services, which is common on other social media platforms. This allows us to better understand and customize advertising products, resulting in higher engagement and advertising efficiency, as well as increasing advertising revenue.

Secure and Safe Platform

The FANTOO platform's security and compliance protocols utilize blockchain and AI technology, allowing for a secure user interface.

High User Engagement

FANTOO's one-stop fandom platform, paired with its in-platform reward system utilizing KDG, is intended to keep users highly engaged, active, and brand-loyal. This brand loyalty is intended to facilitate promotion of FANTOO, resulting in lower costs to promote the platform.

Our Growth Strategy

Our core strategy is to pursue initiatives that promote the viral growth of our fandom base, and in doing so drive user-growth, content creation, user-to-user transactions, advertising sales, and other new revenue streams utilizing the following levers:

●	Attracting fans to FANTOO on a global basis;

●	Advertising branded content;

●	Broadening our offerings within the FANTOO platform;

●	Continuous investment in research and development in our technologies;

●	Development of our intellectual property portfolio; and

●	Expanding FANTOO beyond Korean Wave fandoms to other global fandoms.

Selected Risks Related to our Business

Our business is subject to numerous risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects, that you should consider before making an investment decision. Some of the more significant risks and uncertainties relating to an investment in our Company follow. These risks are more fully described in “Risk Factors” below immediately following this prospectus summary:

●

We are a development stage company with a limited number of users utilizing the FANTOO platform. We may not be able to attract a sufficient number of users to the platform to generate sufficient revenue to ever achieve or sustain profitability;

●

As a development stage company, we have experienced recurring operating losses since inception, and we intend to continue to invest substantially in our business, and therefore cannot assure you that we will ever achieve or sustain profitability;

●

Historically, our only recorded income resulted from the exchange of debt for Kingdom Coin (“KDC”), an offshore exchange traded token administered by the Company that holders of KDG may acquire through the exchange of KDG for KDC. Our efforts to derive revenue will focus on growing our user base and driving content-creation, which will in turn increase such exchanges of KDG for KDC. While we plan to sell and/or issue KDG and sell and/or issue KDC in order to recognize revenue from such sales and issuances to non-U.S persons during the next twelve months, we may not succeed in our efforts, or in our efforts to increase revenue attributable to other revenue streams, and such efforts may limit our revenue growth;

●

Our success depends on our ability to develop products and technology to serve our online fan communities, and, if we are not able to implement enhancements and new features for our products and services, our current or potential users may lose interest, and our business could be materially and adversely affected;

●	We are dependent on being listed in application stores, and any changes to their rules or practices could harm our business;

●

If the trademarks and copyrights we own, or our other intellectual property rights, do not adequately protect our products and technologies, we may lose market share to our competitors and our business, financial condition and results of operations would be adversely affected;

●

We may need to raise additional funds in the future, and these funds may not be available on acceptable terms or at all. A failure to obtain this necessary capital when needed could force us to delay, limit, scale back or cease some or all operations;

●	Changes in the competitive environment, including new entrants that compete with our own products and services, may challenge our ability to scale our business;

●	Our ability to list our shares on the Nasdaq Capital Market or any other national exchange and maintain such listing; and

●	Other risks described from time to time in periodic and current reports that we file with the Securities and Exchange Commission (the “SEC”).

Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. You should be able to bear a complete loss of your investment.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	A requirement to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●

An exemption from the auditor attestation requirement on the effectiveness of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

●	An extended transition period for complying with new or revised accounting standards;

●	Reduced disclosure about our executive compensation arrangements; and

●	No non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions from the JOBS Act until the end of the fiscal year in which the fifth anniversary of the offering occurs, or such earlier time when we no longer qualify as an emerging growth company. We would cease to be an emerging growth company on the earlier of (i) the last day of the fiscal year (a) in which we have more than $1.07 billion in annual revenue or (b) in which we have more than $700 million in market value of our capital stock held by non-affiliates, or (ii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens under the JOBS Act. We have irrevocably taken advantage of other reduced reporting requirements in this prospectus, and we may choose to do so in future filings. To the extent we do, the information that we provide stockholders may be different than you might get from other public companies in which you hold equity interests.

Corporate History

Since the inception of Hanryu Bank Co., Ltd. in 2018, we have accomplished a number of key objectives, as follows:

Date	Event / Milestone
October 18, 2018

Hanryu Bank Co., Ltd. is incorporated under the laws of the Republic of Korea ("HBC") with the idea of creating an all-in-one product to capture the growing global momentum and popularity of K-Culture.

October 29, 2020

HBC establishes FNS Co., Ltd., a wholly owned subsidiary incorporated under the laws of the Republic of Korea ("FNS"), and begins the initial stages of designing and implementing a platform that can create a fandom networking system.

March 11, 2021

HBC establishes Hanryu Times Co., Ltd., a wholly-owned subsidiary incorporated under the laws of the Republic of Korea ("Hanryu Times"). Hanryu Times begins operations as HBC's media outlet, reporting on and providing up-to-date K-Culture news within the FANTOO platform across a number of languages, including English, Japanese, Chinese (simplified/traditional), Indonesian, Spanish, Russian, and Portuguese.

May 30, 2021

HBC consummates an agreement and plan of merger (the “Merger Agreement”) with Rndeep, Co. Ltd, a South Korean corporation (“RnDeep”), pursuant to which RnDeep merged with and into HBC, with HBC continuing as the surviving corporation (the “RnDeep Acquisition”). As consideration for the RnDeep Acquisition, HBC ratably issued a total 4,150,000 HBC common shares to the former shareholders of RnDeep.

As a result of the RnDeep Acquisition, the Company acquired the underlying technologies used for FandomChain, the Company's enterprise resource planning solution, and its artificial intelligence ("AI") that powers many of FANTOO's features such as speech synthesis, curated content delivery, deepfake detection and blocking, and nudity detection and blocking.

May 17, 2021	The FANTOO platform is launched and made available to the public.

June 30, 2021

HBC acquires the rights of Marine Island Co., Ltd. ("Marine Island") to use and occupy 19,200 square-feet of office space within the iconic Seoul Marina, located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "Seoul Marina") from Sewang Co., Ltd. ("Sewang"), for the purchase price of KRW 3,500,000,000, along with the assumption of all Marine Island's liabilities.

August 30, 2021

HBC establishes FANTOO Entertainment Co., Ltd., a wholly owned subsidiary incorporated under the laws of the Republic of Korea (“FANTOO Entertainment”). FANTOO Entertainment provides a variety of content to HBC’s FANTOO platform which contributes to the spread of the Korean Wave by promoting new entertainers and artists.

October 3, 2021	HBC acquires 100% of the issued and outstanding common shares of Marine Island for the purchase price of KRW 10,000,000.

October 3, 2021

HBC consummates a strategic acquisition of 51% of the outstanding common shares of K-Commerce Co., Ltd., a company formed under the laws of the Republic of Korea ("K-Commerce"), in exchange for 309,600,000 Korean Won.

HBC's investment into K-Commerce was a strategic acquisition in order to integrate K-Commerce's future platform, "SelloveLive" into the FANTOO ecosystem as the FANTOO Fanshop. When launched as the FANTOO Fanshop, K-Commerce's platform will offer combined services of shopping and live broadcasting, allowing users to easily live-stream travel and share local attractions, local festivals, cultures, and news from around the world.

October 20, 2021	The Company is incorporated in the State of Delaware.

February [•], 2022

The Company, HBC, and the shareholders of HBC (the "HBC Shareholders") enter into a share exchange agreement, pursuant to which the HBC Shareholders assigned, transfered, and delivered, free and clear of all liens, 100% of the issued and outstanding shares of HBC, representing 100% of the equity interests in HBC, to the Company in exchange for the Company issuing to the HBC Shareholders [•] restricted shares of the Company's common stock (the "Share Exchange"). As a result of the share exchange, HBC became a wholly owned subsidiary of the Company, and the HBC Stockholders acquired a controlling interest in the Company.

Corporate Information

Our principal executive offices are located at 160, Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Republic of Korea, and our telephone number is +82-2-564-8588. Our corporate website address is www.hanryuholdings.com/en. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

The Offering

The following summary is provided solely for your convenience and is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus.

Common stock offered by us	[•] shares of common stock (or [•] shares if the underwriters’ over-allotment option is exercised in full)

Over-allotment option	The underwriters have an option for a period of [•] days from the date of this prospectus to purchase up to additional shares of our common stock to cover over-allotments, if any.

Common stock outstanding immediately before the offering	[•] shares

Common stock to be outstanding after the offering	[•] shares, or [•] shares if the underwriters exercise their option to purchase additional shares in full.

Use of proceeds

We estimate that the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $[•]  million, or approximately $[•] million if the underwriters exercise their option to purchase additional shares from us in full, assuming an initial public offering price of $ [•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus. We intend to use the net proceeds of the offering for working capital and general corporate purposes, including engineering and technology, sales and marketing, and capital expenditures. See “Use of Proceeds” for a more complete description of the intended use of proceeds from the offering.

Risk factors

You should read the “Risk Factors” section of this prospectus and the other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

Lock-up

We, our directors, executive officers, and certain shareholders have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 180 days after the date of this prospectus. See “Underwriting” on page [●] for more information.

Proposed listing	We intend to list our common stock listed on the Nasdaq Capital Market in connection with the offering. No assurance can be given that such listing will be approved.

Proposed Nasdaq Capital Market symbol	HRYU

The number of shares of our common stock to be outstanding after the offering is based on [●] shares of our common stock outstanding as of [●], 2022, and excludes:

●         [●] shares of common stock issuable upon exercise of warrants to purchase our common stock;

●         [●] shares of common stock reserved for issuance pursuant to the Plan (as defined herein); and

●         [●] shares of common stock issuable upon the exercise of the warrant to be issued to the underwriters, which equates to [●] % of the number of shares of our common stock to be issued and sold in the offering.

Except as otherwise indicated, all information in this prospectus assumes the following:

●         [issuance of [●] share of common stock assuming exercise of all issued and outstanding warrants; and

●         no exercise by the underwriters of their option to purchase up to [•] additional shares of common stock from us in the offering to cover over-allotments, if any.

SUMMARY FINANCIAL DATA

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2021 and 2020 from our audited financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results.

	Year Ended December 31,
	2021	2020
Statements of Operations Data:
Revenue	$	$-
Gross profit (loss)
Operating expense:
Marketing and Advertising expense		678
Software expense		-
General & Administrative expense		636,829
Total operating expenses		637,507

Total other Income (Expense)		(8,990,012)

Net loss	$	$(9,627,519)

Net income (loss) per share attributable to common stockholders(1)
Basic	$	(0.44)
Diluted	$	$(0.44)
Weighted average shares outstanding [provided by/used in] computing net income (loss) per share attributable to common stockholders(1)
Basic		1,500,000
Diluted		1,500,000

(1)

See Note 1 to our audited condensed financial statements included elsewhere in this prospectus for an explanation of the methods used to calculate the historical net income (loss) per share, basic and diluted, and the number of shares [provided by/used in] the computation of the per share amounts.

As of December 31, 2021
	Actual	Pro Forma (1)
Balance Sheet Data:
Cash and cash equivalents	$
Working capital
Total assets
Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, operating results, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

SUMMARY RISK FACTORS

Investing in our common stock involves a high degree of risk because our business is subject to numerous risks and uncertainties, as further described below. The occurrence of any such risks could adversely affect our business, financial condition, results of operations, and prospects. The principal factors and uncertainties that make investing in our common stock speculative or risky include, among others:

●	our results of operations may fluctuate significantly, which makes our future results of operations difficult to predict and could cause our results of operations to fall below expectations;

●	we may be unable to effectively manage the continued growth of our workforce and operations, including the development and management of new business initiatives;

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our business is rapidly evolving, and we plan to continue to forgo short-term financial performance for long-term growth, which makes it difficult to evaluate our future prospects and predict our future results of operations, including our revenue growth rate;

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as a startup, we have a history of net losses, including $(•) million and $(9.6) million for fiscal years ended December 31, 2021 and 2020, respectively, as well as an accumulated deficit of $([•]) million as of December 31, 2020 and we may not be able to generate sufficient revenue to achieve or maintain profitability in future periods;

●	if we were to lose the services of members of our senior management team, we may not be able to execute our business strategy;

●	the COVID-19 pandemic may adversely affect our business, operations, and the markets and communities in which we, our customers, suppliers, merchants, and advertisers operate;

●	we face intense competition and could lose market share to our competitors if we do not innovate or compete effectively;

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because some of our operations are subject to Korean law, there are circumstances in which certain of our Korean affiliates’ executive officers may be held either directly or vicariously liable for the actions of our Korean affiliates or our Korean affiliates’ executives and employees;

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some of our operations are subject to certain detailed and complex fair trade, labor, employment, and workplace safety laws and regulations, which continue to evolve and have and will continue to affect our operations and financial performance, could subject us to costs and penalties, and may affect our reputation;

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harm to our FANTOO brand or our associated brands and marks or reputation may occur if our suppliers or merchants use unethical or illegal business practices, such as the sale of counterfeit or fraudulent products, or if our protocols with respect to such sales are perceived or found to be inadequate, which may also subject us to possible sanctions or penalties;

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any significant interruptions or delays in service on our apps or websites, or any undetected errors or design faults, could result in limited capacity, reduced demand, processing delays, and loss of customers, suppliers, or merchants;

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any failure to protect our apps, websites, networks, and systems against security breaches or otherwise protect our confidential information could damage our reputation and brand and may subject us to possible sanctions or penalties;

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any failure to comply with privacy laws or regulations, or to fulfill privacy-related customer expectations in the jurisdictions where we operate, could damage our reputation and brand and business and may subject us to possible sanctions or penalties; and

●	international relations, including escalations in tensions with North Korea, could adversely affect the Korean or global economies and demand for our products and services.

RISKS RELATED TO OUR BUSINESS

We have incurred significant losses since our inception, and we intend to continue to invest substantially in our business. As a result, we may continue to experience losses in the future.

We incurred a net loss of approximately [•] million and $9.6 million during the year ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had an accumulated deficit of approximately $[•] million. The report of our independent registered public accounting firm to the financial statements for our fiscal year ended December 31, 2021 and 2020, included elsewhere in the prospectus, contains an explanatory paragraph stating that our recurring losses from operations, accumulated deficit and negative working capital raise substantial doubt about our ability to continue as a going concern.

We expect to continue to invest heavily in our product development and operations, to focus on our FANTOO platform to increase our userbase to support future growth, and to meet our expanded reporting and compliance obligations as a public company. We may not generate sufficient revenue to offset such costs to achieve or sustain profitability in the future.

We believe our current cash, net proceeds from debt issuances and the amount available from future issuances of common stock will be sufficient to fund our working capital requirements beyond the next 12 months. This belief assumes, among other things, that we will be able to raise additional equity financing, will continue to be successful in implementing our business strategy and that there will be no material adverse developments in the business, liquidity or capital requirements. If one or more of these factors do not occur as expected, it could have a material adverse impact on our activities, including (i) reduction or delay of our business activities, (ii) forced sales of material assets, (iii) defaults on our obligations, or (iv) insolvency. Our planned investments may not result in increased revenue or growth of our business. We cannot assure you that we will be able to generate revenue sufficient to offset our expected cost increases and planned investments in our business and platform. As a result, we may incur significant losses for the foreseeable future, and may not be able to achieve and/or sustain profitability. If we fail to achieve and sustain profitability, then we may not be able to achieve our business plan, fund our business or continue as a going concern. The financial statements included in this prospectus do not contain any adjustments which might be necessary if we were unable to continue as a going concern.

We are a development stage company, and we may not be able to sustain our rapid growth, effectively manage our anticipated future growth or implement our business strategies.

We have a limited operating history. Although we have experienced significant growth since FANTOO was launched, our historical growth rate may not be indicative of our future performance due to our limited operating history and the rapid evolution of our business model, including a focus on the FANTOO application and the sale, issuance, and/or exchange of KDC. We may not be able to achieve similar results or accelerate growth at the same rate as we have historically. As our application offerings continue to develop, we may adjust our strategy and business model to adapt. These adjustments may not achieve expected results and may have a material and adverse impact on our financial condition and results of operations.

In addition, our rapid growth and expansion have placed, and continue to place, significant strain on our management and resources. This level of significant growth may not be sustainable or achievable at all in the future. We believe that our continued growth will depend on many factors, including our ability to develop new sources of revenues, diversify monetization methods including advertising revenue and KDG, attract and retain users, increase engagement on our FANTOO platform, continue developing innovative technologies and application uses in response to shifting demand in the market, increase brand awareness, and expand into new markets. We cannot assure you that we will achieve any of the above, and our failure to do so may materially and adversely affect our business and results of operations.

We are subject to risks associated with operating in a rapidly developing industry and a relatively new market.

Many elements of our business are unique, evolving and relatively unproven. Our business and prospects depend on the continuing development of the social media market, which is relatively new, rapidly developing and subject to significant challenges. Our business relies upon our ability to cultivate and grow an active online community, and our ability to successfully monetize such community through to advertising revenue. In addition, our continued growth depends, in part, on our ability to respond to constant changes in the industry, including rapid technological evolution, continued shifts in user trends. Developing and integrating new content, products, services or infrastructure could be expensive and time-consuming, and these efforts may not yield the benefits we expect to achieve at all. We cannot assure you that we will succeed in any of these aspects or that the industry will continue to grow as rapidly as it has in the past.

Our success depends on our ability to develop products and services to address the rapidly evolving market for the content creation and social media platform industry, and, if we are not able to implement successful enhancements and new features for our products and services, our business could be materially and adversely affected.

We expect that new services and technologies applicable to the content creation and social media platform industry in which we operate will continue to emerge and evolve. Rapid and significant technological changes continue to confront the industries in which we operate, including developments in the social media platform and content creation industry. Incorporating new technologies into our products and services may require substantial expenditures and take considerable time, and we may not be successful in realizing a return on these development efforts in a timely manner or at all. There can be no assurance that any new products or services we develop and offer to our customers will achieve significant commercial acceptance. Our ability to develop new products and services may be inhibited by industry-wide standards, laws and regulations, resistance to change from buyers or sellers, or third parties’ intellectual property rights. Our success will depend on our ability to develop new technologies and to adapt to technological changes and evolving industry standards. If we are unable to provide enhancements and new features for our products and services or to develop new products and services that achieve market acceptance or that keep pace with rapid technological developments and evolving industry standards, our business would be materially and adversely affected.

The success of enhancements, new features, and products and services depends on several factors, including the timely completion, introduction, and market acceptance of the enhancements or new features or services. We often rely not only on our own initiatives and innovations, but also on third parties, including some of our competitors, for the development of and access to new technologies.

In addition, because our products and services are designed to operate with a variety of systems, infrastructures, and devices, we need to continuously modify and enhance our products and services to keep pace with changes in mobile, software, communication, and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market in a timely and cost-effective manner. Any failure of our products and services to continue to operate effectively with third-party infrastructures and technologies could reduce the demand for our products and services, result in dissatisfaction of our sellers or their customers, and materially and adversely affect our business.

Substantial and increasingly intense competition in the social media platform and content creation industry may harm our business.

We compete in markets characterized by vigorous competition, changing technology, evolving industry standards, and frequent introductions of new products and services. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. We compete against many companies to attract customers, and some of these companies have greater financial resources and substantially larger bases of customers than we do, which may provide them with significant competitive advantages. These companies may devote greater resources to the development, promotion, and sale of products and services, and they may introduce their own innovative products and services that adversely impact our growth. Mergers and acquisitions by these companies may lead to even larger competitors with more resources. We also expect new entrants to offer competitive products and services. If we are unable to differentiate ourselves from and successfully compete with our competitors, our business will be materially and adversely affected.

We may also face pressures from competitors for user engagement and, in the future, advertising revenues. Some potential competitors are able to offer greater returns on content sales to content creators for similar services by cross-subsidizing their payments services through other services they offer. Such competition may result in the need for us to alter amount we charge creators in content-sales transactions, and could reduce our gross profit. In addition, as we grow, influential creators may demand more customized and favorable pricing from us, and competitive pressures may require us to agree to such pricing, further reducing our gross profit.

Systems failures, interruptions, delays in service, catastrophic events, and resulting interruptions in the availability of our products or services could harm our business and our brand, and subject us to substantial liability.

Our systems and those of our third-party data center facilities may experience service interruptions, denial-of-service and other cyber-attacks, human error, earthquakes, hurricanes, floods, fires, natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks and other geopolitical unrest, computer viruses, or other events. Our systems are also subject to break-ins, sabotage, and acts of vandalism. Some of our systems are not fully redundant, and our disaster-recovery planning is not sufficient for all eventualities. In addition, as a provider of payments solutions, we are subject to increased scrutiny by regulators that may require specific business continuity and disaster recovery plans and more rigorous testing of such plans. This increased scrutiny may be costly and time-consuming and may divert our resources from other business priorities.

We may, and are likely to, experience denial-of-service attacks, system failures, and other events or conditions that interrupt the availability or reduce the speed or functionality of our products and services. These events, should they occur, would likely will result in loss of revenue. In addition, they could result in significant expense to repair or replace damaged equipment and remedy resultant data loss or corruption. A prolonged interruption in the availability or reduction in the speed or other functionality of our products or services could materially harm our reputation and business. Frequent or persistent interruptions in our products and services could cause users to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and could permanently harm our reputation and business. Moreover, to the extent that any system failure or similar event results in damages to customers or their businesses, these customers could seek compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

Our success depends largely on the continued service and availability of key personnel.

Much of the Company’s future success depends on the continued availability and service of key personnel, including its Chief Executive Officer, executive team and other highly skilled employees. Since the technology industry is characterized by high demand and intense competition for talents, we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, as the Company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business which may materially and adversely affect our ability to grow our business and hence our results of operations.

Our business is subject to regulation, and changes in applicable regulations may negatively impact our business.

We are subject to a number of foreign and domestic laws and regulations relating to user privacy, data collection, retention, electronic commerce, virtual items and currency, consumer protection, content, advertising, localization, and information security which have been adopted or are being considered for adoption by many jurisdictions and countries throughout the world. These laws could harm our business by limiting the products and services we can offer consumers or the manner in which we offer them. The costs of compliance with these laws may increase in the future as a result of changes in interpretation. Furthermore, any failure on our part to comply with these laws or the application of these laws in an unanticipated manner may harm our business and result in penalties or significant legal liability.

From time to time, we may become involved in legal proceedings.

From time to time, we may become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, disruptive to normal business operations and occupy a significant amount of our employees’ time and attention. In addition, the outcome of any legal proceedings, claims, litigation, investigations, or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

The preparation of our financial statements involves the use of good faith estimates, judgments and assumptions, and our financial statements may be materially affected if such good faith estimates, judgments or good faith assumptions prove to be inaccurate.

Financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) typically require the use of good faith estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. Significant areas of accounting requiring the application of management’s judgment include, but are not limited to, determining the fair value of assets, share-based compensation and the timing and amount of cash flows from assets. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes would require a restatement of our financial statements and could harm our business, including our financial condition and results of operations and the price of our securities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our financial statements and our business.

RISKS RELATED TO GOVERNMENT REGULATION

Actions by governments that restrict access to FANTOO in their countries, or that otherwise impair our ability to sell advertising in their countries, could substantially harm our business and financial results.

Governments from time to time seek to censor content available on social media platforms, or restrict access to social media platforms from their country entirely, or impose other restrictions that may affect the accessibility of our products in their country for an extended period of time or indefinitely. For example, user access to certain other company social media platforms has been or is currently restricted in whole or in part in China, Iran, and North Korea. In addition, government authorities in other countries may seek to restrict user access to our products if they consider us to be in violation of their laws or a threat to public safety or for other reasons, and certain of our products have been restricted by governments in other countries from time to time. For example, in June 2020, Hong Kong adopted a National Security Law that provides authorities with the ability to obtain information, remove and block access to content, and suspend user services, and if we are found to be in violation of this law then the use of our products may be restricted. In addition, if we are required to or elect to make changes to our marketing and sales or other operations in Hong Kong as a result of the National Security Law, our revenue and business in the region will be adversely affected. It is also possible that government authorities could take action that impairs our ability to sell advertising, including in countries where access to our consumer-facing products may be blocked or restricted. In the event that content shown on FANTOO is subject to censorship, access to our products is restricted, in whole or in part, in one or more countries, we are required to or elect to make changes to our operations, or other restrictions are imposed on our products, or our competitors are able to successfully penetrate new geographic markets or capture a greater share of existing geographic markets that we cannot access or where we face other restrictions, our ability to retain or increase our user base, user engagement, or the level of advertising by marketers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our financial results could be adversely affected.

Our business is subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, data use and data protection, content, competition, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.

We are subject to a variety of laws and regulations that involve matters central to our business, including privacy, data use, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, data localization and storage, data disclosure, artificial intelligence, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, e-commerce, taxation, economic or other trade prohibitions or sanctions, anti-corruption and political law compliance, securities law compliance, and online payment services. The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we may take may subject us to additional laws, regulations, or other government scrutiny. In addition, foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

Since our operations are based in Korea, where most of our users are domiciled, we are subject to, among others, the Personal Information Protection Act and related legislation, regulations and orders (the “PIPA”), the Act on the Promotion of Information and Communications Network Utilization and Protection of Information Act (Korea), and the Credit Information Act in Korea that specifically regulates certain sensitive personal information. PIPA requires consent by the consumer with respect to the use of his or her data and requires the persons responsible for management of personal data to take the necessary technological and managerial measures to prevent data breaches and, among other duties, to notify the Personal Information Protection Commission of any data breach incidents within 24 hours. Failure to comply with PIPA in any manner may subject these persons responsible to personal liability for not obtaining such consent in an appropriate manner or for such breaches, including even negligent breaches, and violators face varying penalties ranging from monetary penalties to imprisonment. We strive to take the necessary technological and managerial measures to comply with PIPA, including the implementation of privacy policies concerning the collection, use, and disclosure of subscriber data on our apps and websites, and we regularly review and update our policies and practices. Despite these efforts to comply with PIPA, these rules are complex and evolving, subject to interpretation by government regulators which may change over time and therefore we are subject to the risk of claims by regulators of failure to comply with PIPA. Any failure, or perceived failure, by us to comply with such policies, laws, regulations, and other legal obligations and regulatory guidance could adversely affect our reputation, brand, and business, and may result in claims, proceedings, or actions, including criminal proceedings, against us and certain of our executive officers by governmental entities or others or other liabilities. Any such claim, proceeding, or action, could hurt our reputation, brand, and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and merchants, and could have an adverse effect on our business, financial condition, and results of operations.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. For example, regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent to various practices could adversely affect user growth and engagement. Such actions could affect the manner in which we provide our services or adversely affect our financial results.

We are also subject to evolving laws and regulations that dictate whether, how, and under what circumstances we can transfer, process and/or receive certain data that is critical to our operations, including data shared between countries or regions in which we operate and data shared among our products and services. If we are unable to transfer data between and among countries and regions in which we operate, or if we are restricted from sharing data among our products and services, it could affect our ability to provide our services, the manner in which we provide our services or our ability to target ads, which could adversely affect our financial results.

Proposed or new legislation and regulations could also significantly affect our business. Laws and regulations are evolving and subject to interpretation, and resulting limitations on our advertising services, or reductions of advertising by marketers, have to some extent adversely affected, and will continue to adversely affect, our advertising business. Changes to our products or business practices as a result of these developments may adversely affect our advertising business. Similarly, there are a number of legislative proposals in the European Union, the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services.

These laws and regulations, as well as any associated claims, inquiries, or investigations or any other government actions, have in the past led to, and may in the future lead to, unfavorable outcomes including increased compliance costs, delays or impediments in the development of new products, negative publicity and reputational harm, increased operating costs, diversion of management time and attention, and remedies that harm our business, including fines or demands or orders that we modify or cease existing business practices.

Payment transactions may subject us to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

Our users can purchase virtual and digital goods from creators and developers within our platform and infrastructure on FANTOO. In addition, certain of our users can use our FANTOO infrastructure, including within Clubs and communities, for other activities, such as sending money to other users or purchasing goods and/or services from other users. We are subject to a variety of laws and regulations in the United States, Europe, and elsewhere, including those governing anti-money laundering and counter-terrorist financing, money transmission, gift cards and other prepaid access instruments, electronic funds transfer, charitable fundraising, and import and export restrictions. Depending on how our payments product evolves, we may also be subject to other laws and regulations including those governing gambling, banking, and lending. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. Our efforts to comply with these laws and regulations could be costly and result in diversion of management time and effort and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

In addition, we are subject to a variety of additional risks as a result of payments transactions, including: increased costs and diversion of management time and effort and other resources to deal with bad transactions or customer disputes; potential fraudulent or otherwise illegal activity by users, developers, employees, or third parties; restrictions on the investment of consumer funds used to transact payments; and additional disclosure and reporting requirements. We have also launched / have announced plans to develop digital payments products and services, which may subject us to many of the foregoing risks and additional licensing requirements.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our earnings and adversely affect our operations, and our business and financial performance. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. There may be material adverse effects resulting from the legislation that we have not yet identified. No estimated tax provision has been recorded in the financial statements included herein for tax attributes that are incomplete or subject to change.

The foregoing items could have a material adverse effect on our business, cash flow, financial condition or results of operations. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. The impact of this tax legislation on holders of our common stock is also uncertain and could be adverse. We urge our stockholders and investors to consult with our legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti- corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

RISKS RELATED TO DOING BUSINESS IN KOREA

Fluctuations in exchange rates could result in foreign currency exchange losses to us.

The value of the Korean Won and other currencies against the U.S. dollar has fluctuated, and may continue to fluctuate and is affected by, among other things, changes in political and economic conditions. It is difficult to predict how market forces or Korean or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the Korean Won and the U.S. dollar in the future.

A substantial percentage of our revenue and costs are denominated in Korean Won, and a significant portion of our financial assets are also denominated in Korean Won, while we anticipate that a substantial portion of any debt incurred will be denominated in U.S. dollars. We are a holding company and we may receive dividends, loans and other distributions on equity paid by our operating subsidiaries in Korea. Any significant fluctuations in the value of the Korean Won may materially and adversely affect our liquidity and cash flows. For example, the depreciation of the Korean Won and other foreign currencies against the U.S. dollar typically results in a material increase in the cost of hosting services and equipment purchased from outside of Korea and the cost of servicing debt denominated in currencies other than the Korean Won. As a result, any significant depreciation of the Korean Won or other major foreign currencies against the U.S. dollar may have a material adverse effect on our results of operations. If we decide to convert our Korean Won into U.S. dollars for the purpose of repaying principal or interest expense on any future U.S. dollar-denominated debt, making payments for dividends on our common stock, or other business purposes, depreciation of the Korean Won or other foreign currencies against the U.S. dollar would have a negative effect on the U.S. dollar amount we would receive. Conversely, to the extent that we need to convert U.S. dollars into Korean Won for our operations, appreciation of the Korean Won against the U.S. dollar would have an adverse effect on the Korean Won amount we would receive.

Tensions with North Korea could have an adverse effect on our business, financial condition, and results of operations, and the price per share of our common stock.

Relations between Korea and North Korea have fluctuated over the years. Tension between Korea and North Korea may increase or change abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon and ballistic missile programs as well as its hostile military actions against Korea.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Since April 2018, North Korea has held a series of bilateral summit meetings with Korea and the United States to discuss peace and denuclearization of the Korean peninsula. However, North Korea has since resumed its missile testing, heightening tensions, and the outlook of such discussions remains uncertain.

Further tensions in North Korean relations could develop due to a leadership crisis, breakdown in high-level inter-Korea contacts or military hostilities. Alternatively, tensions may be resolved through reconciliatory efforts, which may include peace talks, alleviation of sanctions or reunification. We cannot assure you that future negotiations will result in a final agreement on North Korea’s nuclear program, including critical details such as implementation and timing, or that the level of tensions between Korea and North Korea will not escalate. Any increase in the level of tension between Korea and North Korea, an outbreak in military hostilities or other actions or occurrences, could adversely affect our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our common stock.

There are special risks involved with investing in Korean companies, including the possibility of restrictions being imposed by the Korean government in emergency circumstances, accounting and corporate disclosure standards that differ from those in other jurisdictions, and the risk of direct or vicarious criminal liability for executive officers of our Korean affiliates.

Our wholly owned subsidiary, Hanryu Bank Co., Ltd. ("HBC"), is a Korean company, and HBC and its Korean affiliates operate in a business and cultural environment that is different from that of other countries. For example, under the Foreign Exchange Transaction Act of Korea, if the Korean government determines that in certain emergency circumstances, including sudden fluctuations in interest rates or exchange rates, extreme difficulty in stabilizing the balance of payments or substantial disturbance in the Korean financial and capital markets are likely to occur, it may impose any necessary restriction such as requiring Korean or foreign investors to obtain prior approval from the Minister of Economy and Finance of Korea prior to entering into a capital markets transaction, repatriating interest, dividends or sales proceeds arising from Korean securities or from the disposition of such securities or other transactions involving foreign exchange. Although investors will hold shares of our common stock, HBC may experience adverse risks and in turn could adversely impact our business, prospects, financial condition, and results of operations and could lead to a decline in the price per share of our common stock.

In addition, under Korean law, there are circumstances in which certain executive officers of a company may be investigated or held criminally liable either directly or vicariously for the actions of the company and its executives and employees. For example, complaints alleging infringement of intellectual property rights, breaches of certain Korean laws (e.g., labor standards laws and fair trade laws), and product-related claims may be investigated and prosecuted as criminal offenses with both the company and the company’s executive officers being named as defendants in such proceedings. These risks change over time.

As a result of these current and changing risks, HBC and its Korean affiliates’ executive officers may be named in the future in criminal investigations or proceedings stemming from our operations. In Korea, company executive officers being named in such investigations or proceedings is a common occurrence, even though in practice many such cases result in no liability to the individual. If HBC and its Korean affiliates’ executive officers were to be named in such criminal proceedings or held either directly or vicariously criminally liable for the actions of the company and its executives and employees, our business, financial condition, and results of operations may be harmed.

HBC's transactions with its subsidiaries and affiliates may be restricted under Korean fair trade regulations.

HBC enters into business relationships and transactions with its subsidiaries and affiliates, which are subject to scrutiny by the Korean Fair Trade Commission (“KFTC”) as to, among other things, whether such relationships and transactions constitute undue financial support among companies in the same business group. If, in the future, the KFTC determines that HBC has engaged in transactions that violate the fair trade laws and regulations, it may be subject to an administrative and/or criminal fine, surcharge or other actions, which may have an adverse effect on our business, financial condition, and results of operations.

Our Korean subsidiary, HBC, and a group of companies affiliated with it may be designated an affiliated group under Korean law, which would require that group of companies to make certain disclosures and implement additional corporate governance requirements.

Our Korean subsidiary, HBC, and a group of companies affiliated with it are likely to be designated as a business group subject to disclosure under the Korean Monopoly Regulation and Fair Trade Act. As described in greater detail in the section titled “Government Regulation-The Monopoly Regulation and Fair Trade Act”, such a designation would impose additional corporate governance and public disclosure requirements on this group of affiliated companies. These requirements would create additional costs of compliance and could subject this group of affiliated companies to greater regulatory scrutiny and risk of penalties for any failure to comply with the additional obligations imposed.

HBC is subject to certain requirements and restrictions under Korean law that may, in certain circumstances, require it to act in a manner that may not be in our or our stockholders’ best interest.

Under applicable Korean law, directors of a Korean company, such as HBC, owe a fiduciary duty to the company itself rather than to its stockholders. This fiduciary duty obligates directors of a Korean company to perform their duties faithfully for the good of the company as a whole. As a result, if circumstances arise in which the good of HBC conflicts with the good of Hanryu Holdings or our stockholders, HBC may not be permitted under applicable Korean law to act in a manner that is in the best interest of Hanryu Holdings, as its parent, or our stockholders. For example, providing guarantees or collateral by HBC in favor of Hanryu Holdings, as its parent, without a justifiable cause and on other than arm’s length terms may cause breach of a fiduciary duty of directors to HBC.

Approval by the board of directors of a Korean company is required for, among other things, all transactions between a director or major stockholder (including a 10% or more stockholder) and the company for the director’s or the major stockholder’s account. As a result, intercompany transactions between us and HBC (or any other Korean subsidiary we may own, from time to time), could arise in the future in which the directors of the Korean subsidiary are not able to act in ours or our stockholders’ best interest as a result of competing interests of the subsidiary. Since substantially all of our operations are conducted by HBC, any such occurrence with respect to HBC could adversely affect our business, financial condition, and results of operations.

HBC's transactions with related parties are subject to close scrutiny by the Korean tax authorities, which may result in adverse tax consequences.

Under Korean tax law, there is an inherent risk that HBC's transactions with its subsidiaries, affiliates or any other person or company that is related to us may be challenged by the Korean tax authorities if such transactions are viewed as having been made on terms that were not on an arm’s-length basis. If the Korean tax authorities determine that any of its transactions with related parties were on other than arm’s-length terms, it may not be permitted to deduct as expenses, or may be required to include as taxable income, any amount which is found to be undue financial support between related parties in such transaction, which may have adverse tax consequences for us and, in turn, may adversely affect our business, financial condition, and results of operations.

A focus on regulating copyright and patent infringement by the Korean government subjects us to extra scrutiny in our operations and could subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

The Korean government has recently focused on addressing copyright and patent infringement in Korea, particularly with respect to luxury and brand name merchandise. Despite measures we have taken to address copyright and patent infringement, the Korean government may subject us to sanctions, fines, or other penalties, which could adversely affect our business and operations in Korea.

Our business may be adversely affected by developments that negatively impact the Korean economy and uncertainties in economic conditions that impact spending patterns of our customers in Korea.

We have historically generated a substantial majority of our revenue from sales in Korea. Our future performance will depend in large part on Korea’s future economic growth. Adverse developments in Korea’s economy as a result of various factors, including economic, political, legal, regulatory, and social conditions in Korea may have an adverse effect on customer spending, which may not allow us to achieve our desired revenue growth. The economic indicators in Korea in recent years have shown mixed signs of growth and uncertainty, and in 2020, the Korean and global economies were affected as a result of the COVID-19 pandemic. As a result, future growth of the Korean economy is subject to many factors beyond our control, including developments in the global economy.

The Korean economy is closely tied to, and is affected by developments in, the global economy. In recent years, adverse conditions and volatility in the worldwide financial markets, fluctuations in oil and commodity prices, and the COVID-19 pandemic, have contributed to the uncertainty of global economic prospects in general and have adversely affected, and may continue to adversely affect, the Korean economy. Due to liquidity and credit concerns and volatility in the global financial markets, the value of the Korean Won relative to the U.S. dollar and other foreign currencies and the stock prices of Korean companies have fluctuated significantly in recent years. Further declines in the Korea Composite Stock Price Index, and large amounts of sales of Korean securities by foreign investors and subsequent repatriation of the proceeds of such sales may adversely affect the value of the Won, the foreign currency reserves held by financial institutions in Korea, and the ability of Korean companies to raise capital. Any future deterioration of the Korean economy or the global economy could adversely affect our business, financial condition, and results of operations.

New legislative proposals may expose our business to additional risks from litigation, regulation, and government investigations.

We are subject to changing laws and regulations everywhere we do business, including in Korea. For example, on September 28, 2020, the Korean Ministry of Justice announced (i) a proposed amendment to the Korean Commercial Code to adopt a punitive damages system that would apply generally to all areas of business, and (ii) a proposed bill to introduce a class action litigation system in Korea.

Previously, punitive or exemplary damages have been available in Korea only in specific business fields. The proposed legislation would broaden the potential availability of such damages. Similarly, the proposal relating to class actions would make such litigation applicable to a broader scope of cases, would allow for a Korean style discovery process, jury trials in many cases, and would apply to claims whose cause arose before the bill’s enactment.

Additionally, on September 28, 2020, the KFTC introduced a proposed bill entitled the “Fair Online Platform Intermediary Transactions Act.” This proposed act is intended to augment the existing legal framework under the Monopoly Regulation and Fair Trade Act of Korea to regulate competition and fairness issues arising in the business of online platforms. This proposed act would enhance liability of online platform operators to merchants, suppliers, and customers.

Also, on January 8, 2021, the main session of the Korean National Assembly passed a draft Bill on Punishment for Serious Accidents, etc. (the “Serious Accidents Act”). The Serious Accidents Act seeks to impose enhanced liability (including criminal liability) on businesses, managers, and individuals who are responsible for causing loss of life by failing to fulfill duties relating to workplace safety and health or risk prevention. The Serious Accidents Act provides the potential for criminal punishment, public disclosure of punishment, and monetary damages, including punitive damages up to five times the actual damages suffered. The Serious Accidents Act would extend potential liability to a wider group of persons than under existing law, including those who oversee safety and health matters for the business concerned and also general managers of the business.

These are just some examples of how our business could be affected by changing regulations. If these proposals are enacted and implemented, our Korean subsidiary, HBC (and its Korean subsidiaries), could face substantial costs and management could be required to spend significant time and attention on these matters, which would divert our focus from our core business. This could adversely affect our business, financial condition, and results of operations.

As HBC is incorporated in Korea, it may be more difficult to enforce judgments obtained in courts outside Korea.

Our operations are primarily conducted outside of the United States. In addition, all of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to serve process within the United States upon us, our subsidiaries or our directors and officers or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, you should not assume that courts in the countries in which we or our subsidiaries are incorporated or where our or the assets of our subsidiaries are located (1) would enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws or (2) would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

RISKS RELATED TO OUR TECHNOLOGY

Technology changes rapidly in our business and if we fail to anticipate or successfully implement new technologies or adopt new business strategies, technologies or methods, the quality and competitiveness of our service offerings may suffer.

Technology changes rapidly in the social media market which requires us to anticipate which technologies we must develop, implement and take advantage of in order to remain competitive. We have invested, and in the future may invest, in new business strategies including technologies, products, and to continue to persistently deliver the best product. Such endeavors may involve significant risks and uncertainties, and no assurance can be given that the technology we choose to adopt and the features that we pursue will be successful. If we do not successfully implement these new technologies, our reputation may be materially adversely affected and our financial condition and operating results may be impacted. We also may miss opportunities to adopt technology, or develop new technologies, which could adversely affect our financial results. It may take significant time and resources to shift our focus to new technologies, putting us at a competitive disadvantage.

There may be losses or unauthorized access to or releases of confidential information, including personally identifiable information ("PII"), that could subject the Company to significant reputational, financial, legal and operational consequences.

The Company’s business requires it to use and store confidential information including, among other things, PII, with respect to the Company’s customers and employees. The Company devotes significant resources to network and data security, including through the use of encryption and other security measures intended to protect its systems and data. But these measures cannot provide absolute security, and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect the Company’s reputation, financial condition and operating results.

The Company’s business also requires it to share confidential information with suppliers and other third parties. Although the Company takes steps to secure confidential information that is provided to third parties, such measures are not always effective and losses or unauthorized access to or releases of confidential information occur and could materially adversely affect the Company’s reputation, financial condition and operating results.

For example, the Company may experience a security breach impacting the Company’s information technology systems that compromises the confidentiality, integrity or availability of confidential information. Such an incident could, among other things, impair the Company’s ability to attract and retain customers for its products and services, impact the Company’s stock price, materially damage supplier relationships, and expose the Company to litigation or government investigations, which could result in penalties, fines or judgments against the Company.

The Company has implemented systems and processes intended to secure its information technology systems and prevent unauthorized access to or loss of sensitive data, including through the use of encryption and authentication technologies. As with all companies, these security measures may not be sufficient for all eventualities and may be vulnerable to hacking, employee error, malfeasance, system error, faulty password management or other irregularities.

In addition to the risks relating to general confidential information described above, the Company is also subject to specific obligations relating to payment card data. Under payment card rules and obligations, if cardholder information is potentially compromised, the Company could be liable for associated investigatory expenses and could also incur significant fees or fines if the Company fails to follow payment card industry data security standards. The Company could also experience a significant increase in payment card transaction costs or lose the ability to process payment cards if it fails to follow payment card industry data security standards, which would materially adversely affect the Company’s reputation, financial condition and operating results.

While the Company maintains insurance coverage that is intended to address certain aspects of data security risks, such insurance coverage may be insufficient to cover all losses or all types of claims that may arise.

We use third-party services and technologies in connection with our business, and any disruption to the provision of these services and technologies to us could result in negative publicity and a slowdown in the growth of our users, which could materially and adversely affect our business, financial condition and results of operations.

Our business partially depends on services provided by, and relationships with, various third parties, including cloud hosting and broadband providers, among others. To this end, when our cloud hosting and broadband vendors experience outages, our services offered through FANTOO and related applications will be negatively impacted and alternative resources will not be immediately available. We exercise no control over the third-party vendors that we rely upon for cloud hosting, broadband and software service. If such third parties increase their prices, fail to provide their services effectively, terminate their service or agreements or discontinue their relationships with us, we could suffer service interruptions, reduced revenues or increased costs, any of which may have a material adverse effect on our business, financial condition and results of operations.

Growth of our client base depends upon effective interoperability with mobile operating systems, networks, mobile devices and standards that we do not control.

We are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android and iOS. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. In order to deliver high quality services, it is important that our services work well across a range of mobile operating systems, networks, mobile devices and standards that we do not control. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with these operating systems, networks, devices and standards. In the event that it is difficult for our users to access and use our services, particularly on their mobile devices, our user growth and user engagement could be harmed, and our business and operating results could be adversely affected.

Security breaches, improper access to or disclosure of our data or user data, other hacking and phishing attacks on our systems, or other cyber incidents could harm our reputation and adversely affect our business.

Our industry is prone to cyber-attacks by third parties seeking unauthorized access to our data or users' data or to disrupt our ability to provide service. Our products and services involve the collection, storage, processing, and transmission of a large amount of data. Any failure to prevent or mitigate security breaches and improper access to or disclosure of our data or user data, including personal information, content, or payment information from users, or information from marketers, could result in the loss, modification, disclosure, destruction, or other misuse of such data, which could harm our business and reputation and diminish our competitive position. In addition, computer malware, viruses, social engineering (predominantly spear phishing attacks), scraping, and general hacking have become more prevalent in our industry, have occurred on our systems in the past, and will occur on our systems in the future. Our efforts to protect our company data or the information we receive, and to disable undesirable activities on our platform, may also be unsuccessful due to software bugs or other technical malfunctions; employee, contractor, or vendor error or malfeasance, including defects or vulnerabilities in our vendors' information technology systems or offerings; government surveillance; breaches of physical security of our facilities or technical infrastructure; or other threats that evolve. In addition, third parties may attempt to fraudulently induce employees or users to disclose information in order to gain access to our data or our users' data. Cyber-attacks continue to evolve in sophistication and volume, and inherently may be difficult to detect for long periods of time. Although we have developed systems and processes that are designed to protect our data and user data, to prevent data loss, to disable undesirable accounts and activities on our platform, and to prevent or detect security breaches, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts will be successful.

We experience such cyber-attacks and other security incidents of varying degrees from time to time, and we incur significant costs in protecting against or remediating such incidents. In addition, we are subject to a variety of laws and regulations in the United States and abroad relating to cybersecurity and data protection. As a result, affected users or government authorities could initiate legal or regulatory actions against us in connection with any actual or perceived security breaches or improper access to or disclosure of data, which could cause us to incur significant expense and liability or result in orders or consent decrees forcing us to modify our business practices. Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

We anticipate that our ongoing efforts related to privacy, safety, security, and content review will identify instances of misuse of user data or other undesirable activity by third parties on our platform.

In addition to our efforts to mitigate cybersecurity risks, we are making significant investments in privacy, safety, security, and content review efforts to combat misuse of our services and user data by third parties, including investigations and audits of platform applications. As a result of these efforts, we anticipate that we may discover incidents of misuse of user data or other undesirable activity by third parties. We may not discover all such incidents or activity, whether as a result of our data or technical limitations, including our lack of visibility over our encrypted services, the scale of activity on our platform, challenges related to our personnel working remotely during the COVID-19 pandemic, the allocation of resources to other projects, or other factors, and we may be notified of such incidents or activity by the media or other third parties. Such incidents and activities may, in the future, include the use of user data or our systems in a manner inconsistent with our terms, contracts or policies, the existence of false or undesirable user accounts, improper advertising practices, activities that threaten people's safety on- or offline, or instances of spamming, scraping, data harvesting, unsecured datasets, or spreading misinformation. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments may negatively affect user trust and engagement, harm our reputation and brands, require us to change our business practices in a manner adverse to our business, and adversely affect our business and financial results. Any such developments may also subject us to litigation and regulatory inquiries, which could subject us to monetary penalties and damages, divert management's time and attention, and lead to enhanced regulatory oversight.

Our products and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in our systems, could adversely affect our business.

Our products and internal systems rely on software and hardware, including software and hardware developed or maintained internally and/or by third parties, that is highly technical and complex. In addition, our products and internal systems depend on the ability of such software and hardware to store, retrieve, process, and manage immense amounts of data. The software and hardware on which we rely may contain, and will in the future may further contain, errors, bugs, or vulnerabilities, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, or vulnerabilities inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Errors, bugs, vulnerabilities, design defects, or technical limitations within the software and hardware on which we rely have in the past led to, and may in the future lead to, outcomes including a negative experience for users and marketers who use our products, compromised ability of our products to perform in a manner consistent with our terms, contracts, or policies, delayed product introductions or enhancements, targeting, measurement, or billing errors, compromised ability to protect the data of our users and/or our intellectual property or other data, or reductions in our ability to provide some or all of our services. For example, we make commitments to our users as to how their data will be used within and across our products, and our systems are subject to errors, bugs and technical limitations that may prevent us from fulfilling these commitments reliably. In addition, any errors, bugs, vulnerabilities, or defects in our systems or the software and hardware on which we rely, failures to properly address or mitigate the technical limitations in our systems, or associated degradations or interruptions of service or failures to fulfill our commitments to our users may in the future lead to outcomes including damage to our reputation, loss of users, loss of marketers, loss of revenue, regulatory inquiries, litigation, or liability for fines, damages, or other remedies, any of which could adversely affect our business and financial results.

RISKS RELATED TO OUR DIGITAL ASSETS

Regulatory changes or actions may restrict the use of digital assets in a manner that adversely affects our business, prospects or operations.

Kingdom Coin ("KDC") is considered a digital asset and, as such, is subject to increasingly restrictive, complex and evolving U.S. and foreign laws and regulations regarding digital assets, including commodities and securities, anti-money laundering and counter-terrorist financing, money transmission, consumer protection, taxation, intellectual property, property rights and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in outright bans in certain jurisdictions, sanctions, monetary penalties, claims, increased compliance costs, or declines in adoption that could impede user growth or engagement, or otherwise harm our business.

For example, in the United States, the SEC has been particularly active in pursuing digital asset issuers for unregistered security offerings to U.S. residents. In South Korea, the Financial Services Commission has banned initial coin offerings within South Korea. Although we have not offered, will not offer, nor encourage the offering of, KDC in jurisdictions where it may be prohibited or in a manner that is prohibited, because KDC is available on the public blockchain it may be possible for residents in such jurisdictions to acquire KDC in decentralized finance or peer to peer transactions. To the extent government enforcement authorities or regulators seek to enforce such laws and regulations against us for these transactions, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and negatively impact our business operations.

Regulation of digital assets and digital asset exchanges is currently undeveloped and likely to evolve rapidly, vary significantly among international regulatory agencies, and is subject to significant uncertainty. A failure by the Company to comply with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines imposed by governmental authorities. Under certain circumstances, such failure to comply by the Company could also result in criminal sanctions.

As blockchain networks and digital assets have grown in popularity and in market size, governments and regulatory agencies have begun to take interest in, and in some cases regulate, their use and operation. To the extent that a government or quasi-governmental agency exerts regulatory authority over a blockchain network or asset upon which our business relies, our business could be adversely affected. Blockchain networks currently face an uncertain regulatory landscape in many jurisdictions. The effect of any future legal or regulatory change is impossible to predict, but such laws, regulations or directives may directly and negatively impact our business.

Governments may in the future curtail or outlaw the acquisition, use or redemption of digital assets. Ownership of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset companies to additional regulation. Judicial determinations may also have an adverse impact on the trading of digital assets.

Users of FANTOO are issued Kingdom Gold for engaging and transacting within the Company’s ecosystem.  Kingdom Gold may be subject to various regulations in South Korea that restrict or limit the use of Kingdom Gold on FANTOO.

We may be subject to various regulations in Korea as a result of the issuance of KDG to users engaging with the  FANTOO platform, including the Financial Investment Services and Capital Markets Act (“FISCM”) and the Act on Reporting and Using Specified Financial Transaction Information (“RSFTI”).  The FISCM was enacted to advance the Korean financial market by improving the competitive edge of the nation's capital market and financial investment industry, and the RSFTI provides for the regulation of  matters concerning reporting on and use of specified financial transaction information necessary to regulate money laundering and financing of terrorism through financial transactions, such as foreign exchange transactions, thereby contributing to preventing crimes and further establishing a sound and transparent financial system.  Although KDG is not currently classified as a financial investment instrument as such term is defined in the FISCM, or a virtual asset, as such term is defined by the RSFTI, any amendments to or interpretations of the FISCM, RSFTI or KDG in the future may subject the Company to regulation, including among other requirements, providing financial transaction information in order to, among others, prevent money laundering and financing of terrorism.

Our digital assets may be subject to loss, theft or restriction on access.

There is a risk that some or all of our digital assets could be lost or stolen. Access to our coins could also be restricted by cybercrime (such as a denial of service attack) against our hot wallet on FANTOO Wallet. A hot wallet refers to any digital asset wallet that is connected to the Internet. Cold storage refers to any digital asset wallet that is not connected to the Internet. Cold storage is generally more secure, but is not ideal for quick or regular transactions. We expect to hold the majority of KDC and KDG in cold storage to reduce the risk of malfeasance, but this risk cannot be eliminated.

Hackers or malicious actors may launch attacks to steal, compromise or secure digital assets, such as by attacking the KDC’s network source code, exchange servers, third-party platforms, cold and hot storage locations or software, or by other means. As we increase in size, we may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect the ability to exchange KDG for KDC, and negatively impact our reputation and our ability to grow our platform. Although we have developed systems and processes that are designed to protect the FANTOO Wallet, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts will be successful.

Such incidents or our efforts to remediate such incidents may also result in a decline in our active user base or engagement levels. Any of these events could have a material and adverse effect on our business, reputation, or financial results.

KDC is thinly traded, and it is unclear whether a sustainable and liquid market for KDC will develop such that it will continue to be readily purchased or sold.

Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring issuers to be subjected to rigorous listing standards and rules, and monitor investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform depending on the platform's controls and other policies. The more lax a distributed ledger platform is about vetting issuers of digital assets or users that transact on the platform, the higher the potential risk for fraud or the manipulation of digital assets. These factors may decrease liquidity or volume, or increase volatility of digital securities or other assets trading on a ledger-based system, which may adversely affect us.

Further, even if a market develops for any digital asset, regulators across jurisdictions are imposing new laws and regulations impacting digital assets. Such laws and regulations could negatively impact the willingness or ability of market participants to engage in trading of digital assets thus inhibiting the development of any market for impacted digital assets.

If no market develops for KDC, it could discourage creators of content and goods on the platform as well as providers of services from accumulating more KDG than they anticipate utilizing on the platform. This could have the effect of reducing their willingness to create or provide via the platform to the detriment of users that are primarily consumers on the platform. Similarly, if no market develops for KDC, it might limit the ability of users that are primarily or exclusively consumers to utilize the platform, reward other users, or make purchases in amounts exceeding their available balance of KDG.

In the event the market for KDC is negative impacted by such circumstances, it could have a material adverse effect on the use of KDC or the ability to facilitate the KDG rewards strategy.

Acceptance and/or widespread use of digital assets is uncertain.

Currently, there is a relatively limited use of any digital asset in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for digital asset transactions, process wire transfers to or from digital asset exchanges, digital asset-related companies or service providers, or maintain accounts for persons or entities transacting in digital assets. Conversely, a significant portion of digital asset demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines any digital asset's role as a medium of exchange, as retailers are much less likely to accept it as a form of payment. Market capitalization for a digital asset as a medium of exchange and payment method may always be low.

The relative lack of acceptance of digital assets in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on KDG, our business, prospects or operations and potentially the value of KDC we acquire or hold in the FANTOO Wallet.

RISKS RELATED TO INTELLECTUAL PROPERTY

We may be subject to claims of infringement of third-party intellectual property rights.

From time to time, third parties may claim that we have infringed their intellectual property rights. For example, patent holding companies may assert patent claims against us in which they seek to monetize patents they have purchased or otherwise obtained. Although we take steps to avoid knowingly violating the intellectual property rights of others, it is possible that third parties still may claim infringement. Existing or future infringement claims against us, whether valid or not, may be expensive to defend and divert the attention of our employees from business operations. Such claims or litigation could require us to pay damages, royalties, legal fees and other costs. We also could be required to stop offering, distributing or supporting the FANTOO application, KDC, or other features or services which incorporate the affected intellectual property rights, redesign products, features or services to avoid infringement, or obtain a license, all of which could be costly and harm our business.

Our technology, content and brands are subject to the threat of piracy, unauthorized copying and other forms of intellectual property infringement.

We regard our technology, content and brands as proprietary and take measures to protect our technology, content and brands and other confidential information from infringement. Piracy and other forms of unauthorized copying and use of our technology, content and brands may become persistent, and policing is difficult. Further, the laws of some countries in which our products are or may be distributed either do not protect our intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, although we take steps to enforce and police our rights, factors such as the proliferation of technology designed to circumvent the protection measures used by our business partners or by us, the availability of broadband access to the Internet, the refusal of Internet service providers or platform holders to remove infringing content in certain instances, and the proliferation of online channels through which infringing product is distributed all have contributed to a general expansion in unauthorized copying of technology, content and brands..

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our registered trademark and pending trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success. We rely on trademark law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others in the operation of the FANTOO platform, and the issuance, sale, and/or exchange of KDC. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Further, we require every employee and consultant to execute proprietary information and invention agreements prior to commencing work. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

RISKS RELATED TO OUR COMMON STOCK

There is currently no trading market for our common stock and we cannot ensure that one will ever develop or be sustained.

There is no current market for any of our shares of common stock and a market may not develop. We intend to list our common stock on the Nasdaq Capital Market if we raise sufficient capital in the offering, but there is no guarantee that we will be able to do so. If we are not successful in listing our shares of common stock on the Nasdaq Capital Market, our common stock may be traded on an over-the-counter market to the extent any demand exists. Even if listed on the Nasdaq Capital Market, a liquid trading market may not develop. Investors should assume that they may not be able to liquidate their investment for some time or be able to pledge their shares as collateral.

If we successfully list on Nasdaq Capital Market, our shares are likely to be thinly traded for some time and an active market may never develop.

If we successfully list on the Nasdaq Capital Market, it is likely that initially there will be a very limited trading market for our common stock and we cannot ensure that a robust trading market will ever develop or be sustained. Our shares of common stock may be thinly traded, and the price, if traded, may not reflect our actual or perceived value. There can be no assurance that there will be an active market for our shares of common stock in the future. The market liquidity will be dependent on the perception of our operating business, competitive forces, state of the social media platform industry, growth rate and becoming cash flow profitable on a sustainable basis, among other things. We may, in the future, take certain steps, including utilizing investor awareness campaigns, press releases, road shows, and conferences to increase awareness of our business and any steps that we might take to bring us to the awareness of investors may require we compensate financial public relations firms with cash and/or stock. There can be no assurance that there will be any awareness generated or the results of any efforts will result in any impact on our trading volume. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business and trading may be at an inflated price relative to the performance of our company due to, among other things, availability of sellers of our shares. If a market should develop, the price may be highly volatile. Because there may be a low price for our shares of common stock, many brokerage firms or clearing firms may not be willing to effect transactions in the securities or accept our shares for deposit in an account. Even if an investor finds a broker willing to effect a transaction in the shares of our common stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of low-priced shares of common stock as collateral for any loans.

Our stock price may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following the offering may fluctuate substantially and may be higher or lower than the initial public offering price. This may be especially true for companies with a small public float. The trading price of our common stock following the offering will depend on several factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in the offering.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following the offering. If the market price of our common stock after the offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our common stock could be negatively affected.

Any trading market for our common stock will be influenced in part by any research reports that securities industry analysts publish about us. We may not obtain any future research coverage by securities industry analysts. In the event we are covered by research analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our common stock could be negatively affected.

You will experience dilution as a result of future equity offerings.

We may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. Although no assurances can be given that we will consummate a future financing, in the event we do, or in the event we sell shares of common stock or other securities convertible into shares of our common stock in the future, additional and potentially substantial dilution will occur. In addition, investors purchasing shares or other securities in the future could have rights superior to future investors.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment will likely be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

Since we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, stock price appreciation, if any, will be your sole source of gain.

We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, appreciation, if any, in the market price of our common stock will be your sole source of gain for the foreseeable future.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which would rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

In the future, we may attempt to increase our capital resources by offering debt securities. In the event of a bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock in the future, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred securities in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any such future offerings we conduct or borrowings we make may adversely affect the level of return they may be able to achieve from an investment in our common stock.

We may need to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements.

Upon becoming subject to reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we will be required to comply with a variety of extensive reporting, accounting, and other rules and regulations. Compliance with each of these requirements is expensive, time consuming and intricate. Further requirements may increase our costs and require additional management time and resources. We may need to implement additional finance and accounting systems, procedures and controls to satisfy our reporting requirements. If our internal controls over financial reporting are determined to be ineffective, such failure could cause investors to lose confidence in our reported financial information, negatively affect the market price of our common stock, subject us to regulatory investigations and penalties, cause us to have to restate our financial statements, and adversely impact our business and financial condition.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” including:

●	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

●	exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the listing of our common stock on the Nasdaq Market. Our status as an emerging growth company will end as soon as any of the following takes place:

●	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

●	the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates;

●	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

●	the last day of the fiscal year ending after the fifth anniversary of the listing of our common stock on the Nasdaq Market.

We cannot predict if investors will find our common stock less attractive if we choose to rely on the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of the offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, stockholders of a public company often brought securities class action suits against the Company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accounting firm as to our internal control over financial reporting for the foreseeable future.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future. Subsequent to the time frame above, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act until such time that the Company becomes an “accelerated filer,” as defined by the SEC.

If our shares become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain or retain a listing on the Nasdaq Capital Market or if the price of our common stock falls below $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements would likely have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, the Financial Industry Regulatory Authority, Inc. (“FINRA”), has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative, low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. The FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may have the effect of reducing the level of trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares, as well as overall liquidity, of our common stock.

We will incur increased costs as a result of operating as a listed public company and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

If at some point in the future we are no longer an “emerging growth company,” we will incur significant legal, accounting and other expenses that we have not incurred in the past. The Sarbanes-Oxley Act , the JOBS Act, the listing requirements of the Nasdaq Capital Market and other applicable securities rules and regulations impose various requirements on public companies beyond what management has experienced in operating a privately held company. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a listed public company, or the timing of such costs, but such costs will be significant.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We may be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) the market value of our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our common stock may be materially and adversely affected.

We have historically operated as a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Although management has reviewed our current internal controls over financial reporting and concluded that our internal controls are effective, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future and we may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our common stock. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all. Furthermore, our future capital needs may require us to sell additional equity or debt securities that may dilute our stockholders or introduce covenants that may restrict our operations or our ability to pay dividends.

To grow our business and remain competitive, we may require additional capital from time to time for our daily operation. Our ability to obtain additional capital is subject to a variety of uncertainties, including:

●	our market position and competitiveness in the content creation and social media platform market;

●	our future profitability, overall financial condition, results of operations and cash flows; and

●	economic, political and other conditions in the U.S. and internationally.

We may be unable to obtain additional capital in a timely manner or on acceptable terms or at all. In addition, our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our stockholders.

Our existing stockholders have substantial influence over our company and their interests may not be aligned with the interests of our other stockholders, which may discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their securities.

As of the date of this prospectus, MunJoong Kang controls approximately 21.5% of the voting power in the Company. As a result, Mr. Kang may have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of the Company, which could deprive our stockholders of an opportunity to receive a premium for their shares as part of any contemplated sale of our company and may reduce the price of our common stock.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our common stock for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our common stock as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Delaware General Corporation Law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our common stock will likely depend entirely upon any future price appreciation of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchase the common stock. You may not realize a return on your investment in our common stock and you may even lose your entire investment in our common stock.

Substantial future sales or perceived potential sales of our common stock in the public market could cause the price of our common stock to decline.

Immediately after the listing of our common stock on the Nasdaq Capital Market., we will have [●] shares of common stock outstanding. All common stock registered hereby will be freely transferable without restriction or additional registration under the Securities Act. Sales of our common stock in the public market by our Registered Stockholders, or the perception that these sales could occur, could cause the price of our common stock to decline and have a material adverse effect on our business, financial condition and results of operations.

Our certificate of incorporation and bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our certificate of incorporation and our bylaws, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware, in all cases subject to the court’s having personal jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to this provision. The forum selection clause in our bylaws may have the effect of discouraging lawsuits against us or our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” but are also contained elsewhere in this prospectus. In some cases, you can identify forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “ongoing,” “plan,” “predict,” “project,” “potential,” “should,” “will,” or “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

●	overall strength and stability of general economic conditions and of the social media platform and content creation industry in the United States and globally;

●	changes in consumer demand for, and acceptance of, our services, including our platform and KDC, as well as social media platforms in general;

●	changes in the competitive environment, including adoption of technologies, services and products that compete with our own;

●	our expectations regarding our future operating and financial performance;

●	our ability to effectively execute our business plan and continue to expand internationally;

●	our ability to recruit, retain, and motivate skilled personnel, including key members of senior management;

●

changes in the price of equipment, network infrastructure, hosting and maintenance; uncertainties around the successful improvement and modification of our existing applications and development of new products and services, which may require significant expenditures and time;

●	changes in laws or regulations governing our business and operations;

●	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to us;

●	our ability to effectively market our services;

●	costs and risks associated with litigation brought against us;

●	our ability to obtain and protect our existing intellectual property protections, including trademarks and copyrights;

●	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;

●	our ability to list our shares on the Nasdaq Capital Market or any other exchange and maintain such listing; and

●	other risks described from time to time in periodic and current reports that we file with the SEC.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this prospectus, including in the sections entitled “Risk Factors,” may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to our Company, including but not limited to the fact that we have no operating history as a public company. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

You should read this prospectus, the documents referenced herein and those documents filed as exhibits to the registration statement, of which this prospectus is a part, with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

INDUSTRY AND MARKET DATA

In addition to the industry, market and competitive position data referenced in this prospectus from our own internal estimates and research, some market data and other statistical information included in this prospectus are based in part upon information obtained from third-party industry publications, research, surveys and studies, none of which we commissioned. Third-party industry publications, research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

We are responsible for all of the disclosure in this prospectus and while we believe that each of the publications, research, surveys and studies included in this prospectus are prepared by reputable sources, and we have not independently verified market and industry data from third-party sources. In addition, while we believe our internal company research and estimates are reliable, such research and estimates have not been verified by independent sources. Assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in the offering will be approximately $[•] million (or approximately $[•] million if the underwriters exercise their option to purchase additional shares of common stock from us in full), based on an assumed initial public offering price of $[•] per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share would increase (decrease) the net proceeds to us from the offering by approximately $[•] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from the offering by approximately $[•] million, assuming the assumed initial public offering price stays the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of the offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds we receive from the offering for working capital and general corporate purposes, including engineering and technology, sales and marketing, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, products, services or technologies. However, we have no present commitments or agreements to enter into any acquisitions or investments. Pending these uses, we may invest the net proceeds from the offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

The amounts and timing of our actual expenditure, including expenditure related to sales and marketing and product development will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, expansion internationally, the amount of cash generated or used by our operations, competitive pressures and other factors described under “Risk Factors” in this prospectus. We therefore cannot estimate the amount of net proceeds to be used for the purposes described above. As a result, we may find it necessary or advisable to use the net proceeds for other purposes. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from the offering. Investors will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

DIVIDEND POLICY

We have not declared or paid any dividends on our capital stock to date. We currently intend to retain all available funds and any future earnings for the operation and expansion of our business and, therefore, we do not anticipate declaring or paying cash dividends in the foreseeable future. The payment of dividends will be at the discretion of our Board of Directors and will depend on our results of operations, capital requirements, financial condition, prospects, contractual arrangements, any limitations on payment of dividends present in our current and future debt agreements, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2021:

●	on an actual basis;

●

on a pro forma basis to reflect the sale by us of [•] shares of common stock in the offering at an assumed initial public offering price of $[•] per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma information below is illustrative only, and our capitalization following the closing of the offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at pricing as well as our actual expenses. You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto appearing elsewhere in this prospectus.

As of December 31, 2021
	Actual		Pro Forma

Cash	$	$

Common stock, par value $[●] per share, [●] shares authorized, [●] shares issued and outstanding, actual; [●] shares issued and outstanding, pro forma
Preferred stock, par value $[●] per share, [●] shares authorized, [●] shares issued and outstanding, actual; [●] shares issued and outstanding, pro forma
Additional paid-in capital
Accumulated deficit
Total stockholders’ deficit
Total capitalization	$	$

_______________

The number of shares of common stock that will be outstanding following the effectiveness of this registration statement is based on [●] shares of common stock outstanding as of December 31, 2021, and excludes as of such date:

●	[●] shares of common stock issuable upon exercise of warrants to purchase our common stock;

●	[●] shares of common stock reserved for issuance pursuant to our Plan (as defined herein).

DILUTION

If you invest in our common stock in the offering, your interest will be diluted to the extent of the difference between the assumed initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the completion of the offering. Net tangible book value per share of our common stock is determined at any date by subtracting our total liabilities from the amount of our total tangible assets (total assets, less intangible assets) and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

Our historical net tangible book value (deficit) as of December 31, 2021 was approximately $[●], or $([●]) per share of common stock. Our historical net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2021.

After giving effect to our receipt of approximately $[•] million in estimated net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from our sale of common stock in the offering at an assumed initial public offering price of  $[•] per share, the midpoint of the price range set forth on the cover page of this prospectus, our pro forma net tangible book value as of December 31, 2021, would have been approximately $[•] million, or $[•] per share. This amount represents an immediate increase in net tangible book value of  $[•] per share of our common stock to existing stockholders and an immediate dilution in net tangible book value of  $[•] per share of our common stock to new investors purchasing shares of common stock in the offering.

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of December 31, 2020	$	([●])
Pro forma increase in net tangible book value per share attributable to the transactions described above	$
Pro forma net tangible book value per share as of December 31, 2020	$
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares from us in the offering	$

Pro forma as adjusted net tangible book value per share after giving effect to the offering			$

Dilution in pro forma as adjusted net tangible book value per share to new investors in the offering			$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of the offering to be determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma net tangible book value per share by approximately $[•] million, or by approximately $[•] per share, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share by approximately $[•] million, or approximately $[•] per share, assuming the assumed initial public offering price remains the same, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full in the offering, the pro forma net tangible book value after the offering would be approximately $[•] million, or approximately $[•] per share, the increase in pro forma net tangible book value to existing stockholders would be $[•] per share, and the dilution per share to new investors would be $[•] per share, in each case based on an assumed initial public offering price of  $[•]  per share, the midpoint of the price range set forth on the cover page of this prospectus.

The following table summarizes as of December 31, 2021, on the pro forma basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by investors purchasing our common stock in the offering at an assumed initial public offering price of $[•] per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Average Price Per Share		Shares Purchased		Total Consideration
	Number	Percent	Amount	Percent
Existing Stockholders		%	$	%	$
New Investors

Total		%	$	%	$

The number of shares of common stock that will be outstanding after the offering is based on [●] shares of common stock outstanding as of December 31, 2021, and excludes as of such date:

●	[●] shares of common stock issuable upon exercise of warrants to purchase our common stock;

●	[●] shares of common stock issuable upon exercise of options held and [●] shares of common stock reserved for issuance pursuant to our [●] Plan; and

●

[●] shares of common stock issuable upon the exercise of the warrant to be issued to the underwriters, which equates to 5.0% of the number of shares of our common stock to be issued and sold in the offering.

If the underwriters exercise their option to purchase additional shares in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately  [●]% of the total number of shares of our common stock outstanding after the offering, and the number of shares held by new investors will increase to [●], or approximately [●]% of the total number of shares of common stock outstanding after the offering.

To the extent that options or warrants are exercised, new options or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in the offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and the notes thereto appearing elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

Hanryu Holdings, Inc., a Delaware corporation ("Hanryu Holdings"), along with our wholly owned operating subsidiaries, Hanryu Bank Co., Ltd. ("HBC"), FNS Co., Ltd. ("FNS"), Hanryu Times Co., Ltd. ("Hanryu Times"), Marine Island Co., Ltd. ("Marine Island"), FANTOO Entertainment Co., Ltd., and majority owned subsidiary, K-Commerce Co., Ltd. ("K-Commerce"), all incorporated under the laws of the Republic of Korea (collectively, the “Company”, “we”, "us", or “our”), is the creator of the engaging and innovative social media platform, "FANTOO". FANTOO connects users around the world that share similar interests by providing distinctive service offerings, technologies, applications, and websites. Through FANTOO, we provide a global multi-media platform for our users to interact with other like-minded users, to share their appreciation of various types of entertainment and cultures, create their own content, enjoy other users' content, engage in commerce, and experience a "fandom" community unlike any other.

Although we anticipate expanding into additional entertainment genres, currently, the majority of FANTOO's users are enthusiasts of South Korean culture ("K-Culture"), also known as the “Korean Wave.” The growing popularity of the Korean Wave has historically been driven by social networking services and online video sharing platforms. Through these channels, the dispersion and exportation of South Korean arts, music and entertainment has grown rapidly from a regional influence into a global appreciation of South Korean culture. The expansion of the Korean Wave into a global phenomenon provides a significant opportunity to unite fans across the globe within the FANTOO platform. We aim to become a leading global platform for fans who are passionate about the Korean Wave, eventually expanding into other areas of fandom. Since the FANTOO platform launch in May, 2021, its user base has exceeded 537,000 users, with a monthly active user rate of 80%.

We differentiate ourselves from potential competition through the power of a fully-integrated platform, and established partnerships with leaders in the K-Culture entertainment industry within South Korea. Our core strategy is to pursue initiatives that promote the viral growth of our user base, and in doing so, drive advertising revenue, user-generated revenue, and create other new revenue streams.

Our Business Model

We focus on providing user-centric services to provide a single platform that can address and satisfy all the needs of fans within that platform. FANTOO will enrich users' fandom experience by providing an all-in-one platform for fandom content, including news, popular culture, discussions, live shows, fan creativity. FANTOO is currently available in 17 languages, with real-time translation services. These real time translation services enable our users to communicate with each other across the globe without language barriers. For languages that are not available for real-time translation, the FANTOO platform provides a solution through the use of translation matching services among users. Through the translation matching services, the FANTOO platform ensures that content is accurately translated and available to a greater number of global fans in their own languages The FANTOO platform further allows users to freely create and monetize their own content, and enables fast and secure user-to-user sales on the FANTOO platform.

We intend to create value for our shareholders through developing multiple revenue streams, including (1) direct sales revenue, driven by advertisement, content and commerce sales; and (2) revenue derived from collecting a percentage of user-to-user sales of emojis, online stickers, web novels, webtoons, translation matching, and other user-to-user transactions.

In the long term, we expect the majority of our revenue will be generated from commissions from user-to-user transactions. Deriving revenue from user-to-user transactions gives our platform an advantage over other existing platforms that primarily rely on advertisement sales. We recognize both the creative power and purchasing power of our users and fans in general, and as such, we designed our platform to maximize the economic effects of FANTOO users.

Since July 2021, we have experienced a significant growth in the number of FANTOO users, with our current user base exceeding 537,000 users, of which 80% are monthly active users ("MAU"). MAUs are customers who engage within the FANTOO platform, and/or participate in our various service offerings at least once per month.

Due to the surge in popularity of Korean culture (“K-Culture”), we believe that we have great potential to continue growing our user base, while maintaining a high percentage of MAUs. According to the Korea Foundation and Korean Ministry of Foreign Affairs, Korean culture amassed 104 million fans in 2020, and generated approximately $21.5 billion in global revenue in 2019. Furthermore, K-Culture was ranked as the seventh most influential global culture in 2021, and contributed over $10 billion in exports in 2020, as reported by the Korean Foundation for International Cultural Exchange.

Components of Results of Operations

Revenue

We anticipate that our primary source of revenue will be generated from the FANTOO platform. Additionally, we intend to generate revenue from other affiliated businesses in the future.

We expect that our primary sources of revenue on the FANTOO platform will be derived from (i) direct sales and (ii) commissions from user-to-user sales.

Direct Sales. We anticipate generating direct sales revenue through: (i) original content sales, such as FANTOO produced web series that can be purchased by users on our platform or licensed to distributors; (ii) e-commerce goods through FANTOO’s Fanshop, which sells items such as the latest fandom goods and upcoming concert tickets; and (iii) advertising sales, including banner placements, splash advertising, pop-up advertisements within the platform, in-platform promotions, and branded content productions. For advertising sales, we act as an agent in arranging third-party promotions to our users. Our business model provides for the distribution of a percentage of our advertising revenue to FANTOO users in the form of KDG as incentives for certain activities within the FANTOO platform. Users can then spend KDG within the FANTOO platform to purchase goods and/or services, either directly from us or from other users.

User-to-User Commissions. We intend to generate commissions on user-to-user transactions when FANTOO users sell their own products, content, and services to other users. Users can sell: (i) items they have created or produced such as emojis, online stickers, web novels, and webtoons; and (ii) tangible goods or other non-FANTOO platform based fandom items, such as concert tickets. For each sale by a user of content and non-tangible goods, we intend to collect a percentage of the gross purchase price. For sales of tangible goods and non-FANTOO platform based fandom goods, transactions are processed through a secure escrow account, for which we will receive a commission from the gross value of the transaction.

As we continue to diversify our product and service offerings throughout 2022, we anticipate additional revenue streams, including:

Enterprise Resource Planning. Our enterprise resource planning ("ERP") service provides business management services for emerging companies in the entertainment and content creation industries. Currently, ERP clients receive these services for no charge in exchange for participation and engagement in the FANTOO platform. We anticipate the rollout of a premium service option, which will be available to clients for a subscription fee.

Entertainment Agency. Our entertainment agency business, FANTOO Entertainment, will assist influencers in growing their influence base both within and outside of the FANTOO platform. As each influencer's status grows, we will be able to monetize their influencer status through entering into advertisement agreements or performance-based contracts. We anticipate earning revenue from this business model by 2024.

Blockchain and Cryptocurrency Offerings. We anticipate future revenue from our blockchain and cryptocurrency offerings, including the sale, issuance, and exchange of our cryptocurrency, Kingdom Coin (“KDC”).

While we anticipate generating revenue from sales of ERP, FANTOO Entertainment, or the sale and/or issuance of KDC in the first six months of 2022, no assurances can be given that we will successfully launch such affiliated businesses, and if so, whether such businesses will be successful.

Cost of Revenue

Cost of revenue consists primarily of service costs, hosting costs, and production costs such as advertising costs, down payments, and royalty payments to artists under entertainment contracts for original FANTOO platform content, such as web series and concerts. We expect that cost of revenue will increase proportionately with the growth of the user base for the FANTOO platform.

Sales, Marketing and Advertising Expense

Sales and marketing expense consists of compensation and commission costs of the sales and related support teams, as well as travel, trade show, and other marketing related costs. Advertising costs are expensed to operations when incurred. Expense also includes the cost of creating and implementing marketing strategies, conducting market research, and producing advertisements. Those expenses are recognized as incurred based on the accrual basis of accounting. We expect that sales, advertising, and marketing expense will increase on a proportionate basis with user-growth, and will vary from period-to-period as a percentage of revenue for the foreseeable future. This variation is due to our plans to continue to invest in marketing in order to grow both sales and our user-base by way of increasing brand awareness. The trend and timing of our marketing costs will depend in part on the timing of marketing campaigns.

Research and Development Expense

Research and development expense includes costs to maintain and develop the FANTOO platform, as well as our blockchain technology. Costs incurred for research and product development are expensed as incurred and include salaries, taxes and benefits, contracting, and travel expense related to research and development.

General and Administrative Expense

General and administrative expense consists primarily of personnel-related costs, including salaries and benefits, non-cash stock compensation expense, equipment expense, office and facilities costs, legal, accounting and other professional fees, public relations costs and other corporate and administrative costs.

Results of Operations

Comparisons of the Years Ended December 31, 2021 and 2020

The following table sets forth a summary of our statements of operations for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Revenue	$	$-
Cost of Revenue
Gross Profit		-

Operating Expense
Marketing and advertising expense		678
Software expense		-
General and administrative expense		636,829
Total operating expense		637,507

Total Other Income (Expense)		(8,990,012)

Net Loss	$	$(9,627,519)

Revenue

	Year Ended December 31,
	2021	2020	$ Change	% Change
Consulting Services	$	$-	$
Total Revenue	$	$-	$

Revenue for the year ended December 31, 2020 was $[●], as compared to revenue of $0 for the year ended December 31, 2020. This increase of $[●] was due to [●].

Cost of Revenues

	Year Ended December 31,
	2021	2020	$ Change	% Change
Total cost of revenue	$	$-	$

Cost of revenue for the years ended December 31, 2021 and 2020 was $[●] in 2021 compared to zero in 2020. The substantial increase in cost of revenue is principally due to the substantial increase in revenue reported during 2021 compared to 2020.

Operating Expense

Sales, Marketing and Advertising

	Year Ended December 31,
	2021	2020	$ Change	% Change
Marketing and Advertising	$	$637,507	$	NA

Sales, marketing and advertising expense for the year ended December 31, 2021 was $[●], as compared to $637,507 for the year ended December 31, 2020. The increase is due to [●].

General and Administrative

General and administrative expense for the periods presented was comprised of the following:

	Year Ended December 31,
	2021	2020	$ Change	% Change
Personnel costs	$	143,860
Consulting costs		332,170
Depreciation and amortization		24,690
Other costs		136,110
Total general and administrative expense	$	$636,829	$

A summary of the main drivers of the change in general and administrative expense follows:

General and administrative expense for the year ended December 31, 2021 increased $[●], or [●]%, as compared to the year ended December 31, 2020. The increase was primarily due to a $[●] increase in personnel costs, an increase in consulting costs of $[●], and a $[●] increase in other costs. The substantial increase in these costs are principally due to the ramp up in personnel necessary to support the substantial growth of FANTOO.

Other income (expense)

Other income (expense) for the periods presented was comprised of the following:

	Year Ended December 31,
	2021	2020	$ Change	% Change
Other income (expense)	$	$(8,990,012)	$

Other income (expense) for the year ended December 31, 2021 decreased $[●], or [●]%, as compared to the year ended December 31, 2020, which was primarily driven by a $9,811,191 loss on disposal of 1,436,266 shares of Hanryu AI Center Co., Ltd. during the year ended December 31, 2020 and a $1,193,695 gain on disposal of the common shares and bonds with warrants of RnDeep Co., Ltd. for the year ended December 31, 2020.

Liquidity and Going Concern

We have experienced recurring net losses and negative cash flows from operations since our inception. As of December 31, 2021, we had cash and cash equivalents of approximately $[●], working capital of approximately $[●], and sustained cumulative deficits to common stockholders of approximately $[●], as compared to cash and cash equivalents of $25,935 as of December 31, 2020.

To date, our principal sources of capital used to fund our operations have been the net proceeds we received from the issuance by HBC of bonds with warrants.

On June 25, 2021, Hanryu Bank Co., LTD merged with RnDeep Co., Ltd. ("RnDeep") (the "RnDeep Merger"), with HanryuBank surviving the RnDeep Merger, pursuant to which HBC issued 4,150,000 common shares to the shareholders of RnDeep. As the surviving company in the RnDeep Merger, HBC assumed certain bonds with warrants to purchase common shares of RnDeep ("RnDeep Warrants"), therefore allowing the RnDeep Warrants to be exercised for common shares of HBC, in the following amounts:

●

bonds with RnDeep Warrants, issued by RnDeep on March 17, 2020, for an aggregate purchase price of $2,109,883. The bonds have a maturity date of March 17, 2023 and accrue interest at a rate of 3% annually. The RnDeep Warrants have an exercise price of $ 0.42, and can be exercised at any time after the date that is four months after the date the bond was issued, and expire the day immediately preceding the maturity date of the bonds;

●

bonds with RnDeep Warrants, issued by RnDeep on April 13, 2020, for an aggregate purchase price of $1,687,906. The bonds have a maturity date of April 13, 2023, and accrue interest at a rate 3% annually. The RnDeep Warrants have an exercise price of $1.27, and can be exercised at any time after the date that is four months after the date the bond was issued, and expire the day immediately preceding the maturity date of the bonds; and

●

bonds with RnDeep Warrants, issued by RnDeep on May 6, 2020, for an aggregate purchase price of $3,882,184. The bonds have a maturity date of May 6, 2023, and accrue interest at a rate of 3% annually. The RnDeep Warrants have an exercise price of $1.27, and can be exercised at any time after the date that is four months after the date the bond was issued, and expire the day immediately preceding the maturity date of the bonds.

On January 1, 2021, HBC entered into interest-free loan agreements with related parties, pursuant to which the Company received an aggregate total of $2,785,045, with a maturity date of January 1, 2022.

On April 7, 2021, HBC issued bonds with warrants for an aggregate purchase price of $3,155,311, with the warrants expiring one year after the issuance of the bonds. The bonds accrue interest at the rate of 1% annually and mature on March 31, 2022. The warrants have an exercise price of $0.42 and expire on March 31, 2024.

On July 1, 2021, HBC issued bonds with warrants for an aggregate purchase price of $1,097,139. The bond accrues no interest and matures on July 1, 2024. The warrants have an exercise price of $0.42 and expire on June 1, 2024.

On July 2, 2021, HBC issued bonds with warrants for an aggregate purchase price of $ 3,797,789. The warrants have an exercise price of $1.27 and expire on June 2, 2024. The bonds carry no interest and mature on July 2, 2024.

On September 29, 2021, HBC issued 600,000 common shares to investors, for an aggregate purchase price of $ 253,807.

We believe that our cash on hand will sustain operations until June 30, 2022. We are dependent on obtaining, and are continuing to pursue, the necessary funding from outside sources, including obtaining additional funding from the sale of securities, in order to continue our operations. Without adequate funding, we may not be able to meet our obligations. We believe these conditions raise substantial doubt about our ability to continue as a going concern.

We expect to continue to incur substantial expenditures in the foreseeable future at rates consistent with expenditures incurred during fiscal 2021 for the development of our technologies and platform infrastructure. We will require additional financing to further develop and market our platform business, and otherwise execute our business plan. Our current financial condition raises substantial doubt about our ability to continue as a going concern. Our failure to raise capital as and when needed would have a material adverse impact on our financial condition, our ability to meet our obligations, and our ability to pursue our business strategies. We will seek funds through additional equity or debt financings, collaborative or other arrangements with corporate sources, or through other sources of financing.

We are focused on expanding our service offering through internal development, collaborations, and through strategic acquisitions. We are continually evaluating potential asset acquisitions and business combinations. To finance such acquisitions, we might raise additional equity capital, incur additional debt, or both.

Cash Flows for the Years Ended December 31, 2021 and 2020

The following table summarizes changes in cash for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
Net cash used in operating activities	$	$(561,966)
Net cash used in investing activities		(473,261)
Net cash provided by financing activities		1,030,112
Net increase/decrease in cash		(5,115)
Effect of exchange rate changes on cash and cash equivalents		23,762
Cash at beginning of period		7,288
Cash at end of period	$	$25,935

Cash Flows from Operating Activities.

Net cash used in operating activities for the year ended December 31, 2021 was $[●], which primarily reflected our net loss of $[●], net of adjustments to reconcile net loss to net cash used in operating activities of $[●], which included a goodwill impairment charge of $[●], and excluded $[●] of non-cash other income for a gain on the extinguishment of debt. Changes in working capital primarily reflected increases in receivables and the settlement of payables in the ordinary course. Net cash used in operating activities for the year ended December 31, 2020 was $561,996, which primarily reflected our net loss of $9,627,519, net of adjustments to reconcile net loss to net cash provided by operating activities of $9,065,553. Changes in working capital primarily reflected increases in receivables and the settlement of payables in the ordinary course.

Cash Flows from Investing Activities.

Cash flows from investing activities were comprised of the following for the annual periods presented:

	Year Ended December 31,
	2021	2020
Receipt from collection of short-term loans	$	$-
Receipt from collection of short-term loans to related parties		407,748
Proceed from disposal of property and equipment		-
Payment for short-term loans		(874,925)
Payments for short-term loans to related parties		-
Purchase of investments		-
Purchase of property and equipment		(6,084)
Net cash used in investing activities	$	$(473,261)

Our net cash used in investing activities was $[●]for the year ended December 31, 2021, representing an increase of $[●], or [●]%, as compared to $473,261 of cash used in investing activities for the year ended December 31, 2020. This decrease was driven by a $1,263,056 decrease in loan disbursements to related parties and a $2,649,943 decrease in cash used to purchase investments.

Cash Flows from Financing Activities.

Cash flows from financing activities were comprised of the following for the annual periods presented:

	Year Ended December 31,
	2021	2020
Proceeds from short-term borrowings	$	$2,241,897
Repayment of short-term borrowings		(143,104)
Repayment of long-term borrowings		-
Cancellation of shares		(221,259)
Repayment of bonds with warrants		(847,422)
Net cash provided by financing activities	$	$1,030,112

Our net cash provided by financing activities was $[●] for the year ended December 31, 2021, consisting of a $[●] increase in cash proceeds from the issuance of bonds with warrants, partially offset by a $[●] and $[●] increase in repayments of bonds with warrants and short-term borrowing respectively, and a $[●] increase in proceeds from short-term borrowings, net of issuance costs. Our net cash provided by financing activities was $1,030,112 for the year ended December 31, 2020, consisting primarily of $2,241,897 in proceeds from short-term borrowings, offset by repayment of short-term borrowings and bonds of $143,104, and $847,422, respectively, and payment of $221,259 to a shareholder due to a reduction in paid-in capital from a decrease in the authorized number of common shares.

Convertible Debt.

As of December 31, 2021, the remaining outstanding principal amount of bonds with warrants was approximately $[●], following the conversion of $1,687,906 principal into 4,000,000 common shares of HBC in March 31, 2021. In addition, HBC repaid $[●] in cash to certain holders of bonds, and HBC issued an aggregate of $[●] in interest-free, bonds with warrants, of which $[●] repaid in cash during year ended December 31, 2021.

On April 1, 2020, HBC cancelled certain shares of its common stock. As a result, the total number of common shares issued by HBC decreased from 1,500,000 to 150,000, and the balance of common stock also decreased from $662,715 to $66,272, resulting in a cash disbursement to a shareholder of $221,259.

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of these payments. The following table summarizes our fixed contractual obligations and commitments (in millions) as of December 31, 2021:

	Total	Less than 1 year	1-3 years		3-5 Years	More than 5 years
Payments Due
Unconditional purchase obligations (unrecognized)	$	$	$		$	$
Long-term debt and convertible notes (including interest)
Operating leases(a)	20,000	16,000	4,000
Finance leases(b)
Total	$ 20,000	$16,000		$4,000	$	$

The Company has a one-year operating lease agreement, which expires on April 1, 2022. The lease agreement was initially entered into by HBC on April 2, 2020. The future minimum payments under this non-cancelable lease for the year of 2021 were approximately $16,000. The deposit paid at the beginning date of the lease agreement was $45,956, which is recorded as an asset in the consolidated balance sheet as of December 31, 2021 and 2020.

The Company had an operating lease agreement which expired on November 14, 2020. The lease agreement was initially made by HBC on July 2, 2019, and cancelled on March 31, 2020 by mutual agreement of both parties.

The Company entered into a sub-lease agreement with RnDeep for office space, which expired on November 13, 2021. The sub-lease agreement was initially made on July 2, 2019, and terminated on March 31, 2020 upon the consummation of the RnDeep Merger . The Company received deposits of $64,338 from RnDeep for the sub-lease, which is recorded as a liability in the consolidated balance sheet as of December 31, 2020. Rent expense related to these leases totaled approximately $67,600 for the year ended December 31, 2020, and $97,800 for the year ended December 31, 2019.

The Company also has a two-year operating lease agreement, which was initially entered into by HBC on September 15, 2020 and matures on September 14, 2022. The deposit paid on the beginning date of the lease agreement is $126,593 which is recorded as other asset in the consolidated balance sheet as of September 30, 2021.

The Company has an operating lease agreement for a vehicle, which was entered into on September 16, 2021 by HBC, and matures on September 21, 2025. The deposit paid on the beginning date of the lease agreement is $124,365 which is recorded as other asset in the consolidated balance sheet as of December 31, 2021.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholder’s equity or that are not reflected in our financial statements included elsewhere in this prospectus. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in foreign currency and credit.

Foreign Currency Risk

We have accounts on our foreign subsidiaries’ ledgers, which are maintained in the respective subsidiary’s local currency and translated into U.S. dollars (“USD”) for reporting of our condensed consolidated financial statements. As a result, we are exposed to fluctuations in the exchange rates of various currencies against the USD and other currencies, including the Korean Won ("KRW").

Transactional

We generate the majority of our revenue from customers within Korea. Typically, we aim to align costs with revenue denominated in the same currency, but we are not always able to do so. As a result of the geographic spread of our operations and due to our reliance on certain products and services priced in currencies other than KRW, our business, results of operations, and financial condition have been and will continue to be impacted by the volatility of the KRW against foreign currencies.

Translational

Our' functional currency and reporting currency is the USD. The local and functional currency for our Korean subsidiaries, Hanryu Bank, FSN, and Hanryu Times, which are our primary operating subsidiaries, is the KRW. Assets and liabilities of each subsidiary are translated into USD at the exchange rate in effect at the end of each period. Revenue and expenses for these subsidiaries are translated into USD using average rates that approximate those in effect during the period. Consequently, increases or decreases in the value of the USD affect the value of these items with respect to the non-USD-denominated businesses in the condensed consolidated financial statements, even if their value has not changed in their original currency. For example, a stronger USD will reduce the reported results of operations of non-USD-denominated businesses and conversely a weaker USD will increase the reported results of operations of non-USD-denominated businesses. An assumed hypothetical 10% adverse change in average exchange rates used to translate foreign currencies to USD would have resulted in a decline in total net revenues of $[●] million and a change in net loss of $[●] million for the year ended December 31, 2021.

At this time, we do not, but we may in the future, enter into derivatives or other financial instruments in an attempt to hedge our foreign currency risk. It is difficult to predict the impact hedging activities would have on our results of operations.

Credit Risk

Our cash and cash equivalents, deposits, and loans with banks and financial institutions are potentially subject to concentration of credit risk. We place cash and cash equivalents with financial institutions that management believes are of high credit quality. The degree of credit risk will vary based on many factors including the duration of the transaction and the contractual terms of the agreement. As appropriate, management evaluates and approves credit standards and oversees the credit risk management function related to investments.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s significant estimates and assumptions include the fair value of the Company’s common stock, stock-based compensation, the recoverability and useful lives of long-lived assets, and the valuation allowance relating to the Company’s deferred tax assets.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“ASU 2016-02”) which establishes new accounting and disclosure requirements for leases. ASU No. 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. ASU 2016-02 requires classification of all cash payments within operating activities in the statement of cash flows. Disclosures are required to provide the amount, timing and uncertainty of cash flows arising from leases. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company will adopt the provisions of ASU 2016-02 in the quarter beginning January 1, 2022.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This guidance changes how entities account for convertible instruments and contracts in an entity’s own equity and simplifies the accounting for convertible instruments by removing certain separation models for convertible instruments. This guidance also modifies the guidance on diluted earnings per share calculations. This new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU on the consolidated financial statements.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Relaxed Ongoing Reporting Requirements

We expect to become a public reporting company under the Exchange Act, and will be required to publicly report on an ongoing basis. We expect to elect to report as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies,” and our stockholders could receive less information than they might expect to receive from more mature public companies.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

Our Business

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OVERVIEW

Hanryu Holdings, Inc., a Delaware corporation ("Hanryu Holdings"), along with our wholly owned operating subsidiaries, Hanryu Bank Co., Ltd. ("Hanryu Bank"), FNS Co., Ltd. ("FNS"), Hanryu Times Co., Ltd. ("Hanryu Times"), Marine Island Co., Ltd. ("Marine Island"), FANTOO Entertainment Co., Ltd. ("FANTOO Entertainment"), and our majority owned subsidiary, K-Commerce Co., Ltd. ("K-Commerce"), incorporated under the laws of the Republic of Korea (collectively, the “Company”, “we”, "us", or “our”), is the creator of the engaging and innovative social media platform, "FANTOO". FANTOO connects users around the world that share similar interests by providing distinctive service offerings, technologies, applications, and websites. Through FANTOO, we provide a global multi-media platform for our users to interact with other like-minded users, to share their appreciation of various types of entertainment and cultures, create their own content, enjoy other users' content, engage in commerce, and experience a "fandom" community unlike any other.

FANTOO leverages the growing groups of fans with similar interests, known as "fandoms," in order to tap into the "Fandom Economy" and monetize the growing fandom community. Through fandoms, fans have expanded the scope of their spending on their interests in a variety of ways, including purchasing advertisements, manufacturing and/or purchasing merchandise, and enthusiastic social media promotion. With the rise of social media platforms, fans are no longer passive consumers of content, but are actively sharing ideas and acting as producers and content creators. Furthermore, fandom is now easier to access than ever due to connectivity through social media platforms provided by mobile devices and applications. These characteristics of fandoms have opened up the possibility for FANTOO to make an impact in this market, both for the Company and FANTOO's users.

While the majority of our current users are enthusiasts of Korean culture ("K-Culture"), also known as the “Korean Wave," or "Hanryu,” we do anticipate expanding into additional entertainment genres as the FANTOO platform grows. The growing popularity of the Korean Wave has historically been driven by social networking services and online video sharing platforms. Through these channels, the dispersion and exportation of South Korean arts, music and entertainment has grown rapidly from a regional influence, into a global appreciation of K-Culture. The expansion of the Korean Wave into a global phenomenon provides a significant opportunity to unite fans across the globe within the FANTOO platform. Through FANTOO, we aim to become a leading global platform, connecting fans across the globe, allowing fans to consume, create, and be rewarded for their activity related to their "fandom" within the FANTOO platform.

We believe an opportunity exists for FANTOO to become an industry leader in fandom platforms and content creation by exploiting the current market sentiment that treats fandoms and fans only as a group of passive consumers, despite the fans’ contributions. Other platforms and social networks often fail to meet the needs of their users, as such platforms offer limited products and services. This failure to meet user needs causes other platform's users to look elsewhere for products and services that reflect their interests. Furthermore, other platforms and applications either do not provide rewards for user contributions, or do not provide rewards to users simply for being active within the application or platform. FANTOO is an all-in-one platform that fills this void. Through its well-designed ecosystem, FANTOO not only supports fans’ interests in entertainment and entertainers, but also provides in-platform economic rewards in return for users' contributions. These in-platform rewards, called "Kingdom Gold," can then be accumulated and used to pay FANTOO or other users for goods and services within the FANTOO platform. We believe  the services and offerings within the FANTOO Platform will result a growing “Fandom Economy” that benefits both our Company and fans across the globe.

History

Since the inception of Hanryu Bank Co., Ltd. In 2018, we have accomplished a number of key objectives, as follows:

Date	Event / Milestone
October 18, 2018

Hanryu Bank Co., Ltd. is incorporated under the laws of the Republic of Korea ("HBC") with the idea of creating an all-in-one product to capture the growing global momentum and popularity of K-Culture.

October 29, 2020

HBC establishes FNS Co., Ltd., a wholly owned subsidiary incorporated under the laws of the Republic of Korea ("FNS"), and begins the initial stages of designing and implementing a platform that can create a fandom networking system.

March 11, 2021

HBC establishes Hanryu Times Co., Ltd., a wholly-owned subsidiary incorporated under the laws of the Republic of Korea ("Hanryu Times"). Hanryu Times begins operations as HBC's media outlet, reporting on and providing up-to-date K-Culture news within the FANTOO platform across a number of languages, including English, Japanese, Chinese (simplified/traditional), Indonesian, Spanish, Russian, and Portuguese.

May 30, 2021

HBC consummates an agreement and plan of merger (the “Merger Agreement”) with Rndeep, Co. Ltd, a South Korean corporation (“RnDeep”), pursuant to which RnDeep merged with and into HBC, with HBC continuing as the surviving corporation (the “RnDeep Acquisition”). As consideration for the RnDeep Acquisition, HBC ratably issued a total 4,150,000 HBC common shares to the former shareholders of RnDeep.

As a result of the RnDeep Acquisition, the Company acquired the underlying technologies used for FandomChain, the Company's enterprise resource planning solution, and its artificial intelligence ("AI") that powers many of FANTOO's features such as speech synthesis, curated content delivery, deepfake detection and blocking, and nudity detection and blocking.

May 17, 2021	The FANTOO platform is launched and made available to the public.

June 30, 2021

HBC acquires the rights of Marine Island Co., Ltd. ("Marine Island") to use and occupy 19,200 square-feet of office space within the iconic Seoul Marina, located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "Seoul Marina") from Sewang Co., Ltd. ("Sewang"), for the purchase price of KRW 3,500,000,000, along with the assumption of all Marine Island's liabilities.

August 30, 2021

HBC establishes FANTOO Entertainment Co., Ltd., a wholly owned subsidiary incorporated under the laws of the Republic of Korea (“FANTOO Entertainment”). FANTOO Entertainment provides a variety of content to HBC’s FANTOO platform which contributes to the spread of the Korean Wave by promoting new entertainers and artists.

October 3, 2021	HBC acquires 100% of the issued and outstanding common shares of Marine Island for the purchase price of KRW 10,000,000.

October 3, 2021

HBC consummates a strategic acquisition of 51% of the outstanding common shares of K-Commerce Co., Ltd., a company formed under the laws of the Republic of Korea ("K-Commerce"), in exchange for 309,600,000 Korean Won.

HBC's investment into K-Commerce was a strategic acquisition in order to integrate K-Commerce's future platform, "SelloveLive" into the FANTOO ecosystem as the FANTOO Fanshop. When launched as the FANTOO Fanshop, K-Commerce's platform will offer combined services of shopping and live broadcasting, allowing users to easily live-stream travel and share local attractions, local festivals, cultures, and news from around the world.

October 20, 2021	The Company is incorporated in the State of Delaware.

February [•], 2022

The Company, HBC, and the shareholders of HBC (the "HBC Shareholders") enter into a share exchange agreement, pursuant to which the HBC Shareholders assigned, transfered, and delivered, free and clear of all liens, 100% of the issued and outstanding shares of HBC, representing 100% of the equity interests in HBC, to the Company in exchange for the Company issuing to the HBC Shareholders [•] restricted shares of the Company's common stock (the "Share Exchange"). As a result of the share exchange, HBC became a wholly owned subsidiary of the Company, and the HBC Stockholders acquired a controlling interest in the Company.

FANTOO

FANTOO was launched in May 2021, with an objective to gather fans with common interests. FANTOO allows fans to interact within their fandoms and discuss these interests, create and share content, and interact through a number of channels, including (i) secure, direct messaging, (ii) open social pages, and (iii) virtual spaces (“FANTOO Clubs” or “Clubs”). FANTOO Clubs concentrate on a specific topic, allowing moderators to control the Club functions, and the Club members to aggregate their KDG rewards.  Integrated within each FANTOO Club is a "Club Vault," a service provided by FANTOO that allows the individual members of a Club to donate their personal KDG to an account held by the Club.  The Club Vault allows the Club's members to aggregate their KDG and increase their purchasing power.  This increase in purchasing power allows the Club's users to more rapidly accumulate KDG and pool their rewards, in order to purchase services such as fan events or the ability to live stream a concert from their favorite band.  Decisions regarding the use of the accumulated KDG within the Club Vault are determined by a vote of the Club members.

Our users are the core of our business. We provide our users with customized experiences, including unique interactions within the FANTOO community. FANTOO algorithms curate individual user experiences, recommending content, clubs to join, users to connect with, and enabling users to subscribe to keywords and access automatic content geared toward their interests. Through these services, FANTOO provides the fandom community a way to stay connected and up to date with their fandom communities.

FANTOO further offers each user the ability to freely create, upload, and monetize their own content by earning in-platform rewards of KDG. FANTOO removes language barriers, providing live chat ability between users worldwide, and global access to platform content, as the FANTOO platform supports automatic, real-time translation services for 17 languages. FANTOO also offers a fast, secure, and easy-to-use commerce and user-to-user transaction system. These unique features will allow FANTOO to generate user loyalty, maintain user interest in the platform, and attract new users.

THE FANTOO ECOSYSTEM

We designed FANTOO as an ecosystem that is easy for users to adapt and use all features throughout the platform, and for us to develop and roll-out new technologies and functionality. FANTOO's launch included a rollout of our messenger, community and club technologies, along with our reward system for active users, as described below. Since FANTOO's launch in May 2021, the FANTOO platform has attracted more than 537,000 active users, with 80% of our users actively engaging with the platform.

User Reward System

The reward system is the basis of FANTOO ecosystem. Users earn KDG based on: (i) the level of each user's activity within the FANTOO platform; and (ii) the revenue we derive from FANTOO's advertising sales. At midnight of each day, all advertising revenue for that day is accumulated, and 50% of that day's total advertising profits are distributed as KDG to users, based upon their level of contribution within the FANTOO platform. Approximately 30% of the distribution of rewards will go to content creators, and the remaining 20% will be issued to general users. For the purposes of calculating advertising profits allocated for user rewards, the amount of KDG issued will be exchanged at a ratio of one KDG for every 100 South Korean Won.

Kingdom Gold (“KDG”)

KDG is a measurement of reward points within the FANTOO platform. Accruing KDG allows users to redeem KDG for a wide variety of products and services within FANTOO, including content from other users and artists available on FANTOO, K-Culture merchandise, and more. A user's means of exchanging KDG differentiates between (i) KDG generated from non-transaction based activity, such as liking posts or otherwise engaging within the platform, and (ii) KDG generated from sales and other transactional activity within FANTOO.  For KDG earned from non-transactional activity, KDG can only be used to purchase goods or services within the FANTOO Platform, while   KDG earned from users’ sales and transaction-based activity on the platform can be exchanged into Kingdom Coin (described below), use for the purchase of gift cards or pre-paid cards. The value of KDG is set at a fixed ratio of 1:100 KDG to South Korean Won.

Kingdom Coin (“KDC”)

KDC is an outside cryptocurrency separate from the FANTOO platform. It is offered as an additional way for FANTOO users to cash out their KDG generated from their sales activities, and as a funding option for users to purchase KDG to spend on the FANTOO platform. KDC is currently listed on both LBank and XT.COM, each of which are centralized global cryptocurrency exchanges not available to U.S. persons.

KDC’s Relationship to KDG

KDG can only be exchanged within the FANTOO platform for content, goods and services offered on the platform. Due to this closed network nature of the platform, users desiring to accumulate KDG in excess of the rewards they earn from participating on the platform, or desiring to sell excess KDG that they have earned but do not intend to spend on the platform, requires a method to onboard and offboard KDG to and from the platform. As an alternative to making KDG monetizable and thus making KDG directly subject to external market pricing, whether fixed or variable, we created and mined KDC for issuance.  KDC which can be exchanged for KDG, but can also be subject to market-based pricing on digital asset exchanges. The trading of KDC on such exchanges allows for the creation of a self-sustaining marketplace which can facilitate liquidity for KDC. In this manner, value can continue to accrete to the platform in the form of partially reserved advertising revenues against KDG issuances but the closed network aspect of the platform creates a more sustainable ecosystem that drives community engagement.

User-to-User Interactions

We developed FANTOO to include numerous opportunities for our users to engage with the platform, including clubs, community forums, chat functions, and functionality to create user-generated content, each of which are intended to build the FANTOO brand and deepen the loyalty of our users.

FANTOO Clubs

FANTOO Clubs are user-created based upon areas of interest in order to link users across the globe and create friendships. Users have the ability to create clubs based upon topics of their own choosing, such as favorite artists, television series, movies, video games, sports, and more. A club can be customized by its moderator according to various policies and preferences to cultivate a close group of users based upon a shared culture. Integrated within each FANTOO Club is a "Club Vault," a service provided by FANTOO that allows the individual members of a Club to donate their personal KDG to an account held by the Club.  The Club Vault allows the Club's members to aggregate their KDG and increase their purchasing power.  This increase in purchasing power allows the Club's users to more rapidly accumulate KDG and pool their rewards, in order to purchase services such as fan events or the ability to live stream a concert from their favorite band.  Decisions regarding the use of accumulated KDG within the Club Vault are determined by a vote of the Club members.

FANTOO Communities

FANTOO communities are open forums where user-generated content is socially promoted and curated by FANTOO users. Once user requests for a community based around a certain topic exceed a pre-determined threshold, the FANTOO platform will create such a community based upon the users submitting the requests.

FANTOO Chats

Real-time multilingual translation capability allows both private messages and open chats via the FANTOO chats function without language barriers. Messages and chats are protected utilizing end-to-end encryption to prevent leakage of personal information. End-to-end encryption is a system of secured communication to prevent third parties from accessing chat messages, increasing the level of security.

Content Creation

Core to our business is moving into a user-based content creation model that allows users varying ways to create and sell fandom content to other FANTOO users, including the content types described below:

●	Fanart is artwork created by fans relating to artists, movies, and dramas they like.

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Web Novels are user written novels, upload by users to the FANTOO platform. Readers can make comments at very specific areas within the article. Novels can be viewed in the language of each user's choice. If the desired language is not available, users can request or suggest the corresponding language translation. Through the process of "translation matching", writers can search for translators while translators can ask writers for permissions to obtain the right to translate their stories. Once the writer and translator approve and consent, these translated stories can be sold to users. Any profit will be distributed automatically by FANTOO based on their prior agreement.

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Webtoons are user-created digital comics, uploaded by users to the FANTOO platform. Users can also buy and sell user-translated copies of these webtoons through the "translation matching" services referenced above, allowing users across the globe to enjoy their favorite webtoons in their own language.

●

FANTOO original content is original content produced by FANTOO, such as shows and web series. This original content is exclusively available on the FANTOO platform. From time-to-time, we may sell such content for distribution on other third-party channels and platforms.

●

Concerts are hosted by FANTOO for its users across numerous musical genres, from Korean pop to independent music, in venues of all sizes, from stadiums to small stages. Users that cannot attend these concerts in person can access these concerts on FANTOO via our online streaming service, and tickets can be purchased in the FANTOO Shop, also known as the "Fanshop."

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Partner content from trusted third-party media companies can be uploaded to FANTOO pursuant to certain agreements between the Company and third-party providers. These articles and videos are provided in real time, with automatic translation support in 17 languages.

●	User-generated content is generally any other content created and sold by FANTOO users, such as the FANTOO shop offerings described below.

FANTOO Fanshop

The FANTOO Fanshop is the e-commerce service provided through the FANTOO platform to its users. Through the Fanshop, users can purchase various items directly from FANTOO, such as gifts for artists, pre-paid cards, concert tickets, and other fandom goods. The Fanshop will also offer a video commerce service, intended to be an online version of traditional home shopping networks on cable television. As an example, users can purchase items such as the latest album put out by their favorite K-pop artist, all while within that artist's live streaming event.

Within the Fanshop, FANTOO users can also participate in user-to-user transactions, such as selling or purchasing the following:

●

Emojis used within chats on the FANTOO platform. Users have the ability to create emojis and register them in the Fanshop to generate sales by selling them to other users, generating KDG in such transactions.

●	Augmented reality ("AR") filters used in videos within the FANTOO platform. Users have the ability to create and sell registered AR filters within the Fanshop to other users.

●	Digital stickers used within the FANTOO platform. Users have the ability to create and sell registered digital stickers within the Fanshop to other users.

OUR OPPORTUNITY

With the global explosion of the Korean Wave, K-Culture has become widely influential throughout the world, creating a significant and sustainable industry in which the Company operates. According to a study by the Korea Foundation and the Korean Ministry of Foreign Affairs ("KMFA") regarding the growing economic effects of the K-Culture industry, K-Culture generated approximately $21.5 billion in global revenue in 2019, prior to the occurrence of the COVID-19 pandemic. This study further found that K-Culture influence was ranked No. 7 worldwide in 2021, and that the number of K-Culture fans increased from approximately 35.6 million in 2015 to 104.7 million in 2020. The continued and multifaceted spread of K-Culture is exemplified by the approximately 100 million people that practice the Korean traditional martial arts of Taekwondo. According to a study by the Korean Foundation for International Cultural Exchange ("KOFICE"), K-Culture contributed over $10.0 billion in Korean exports in 2020, representing an increase of 8.8% over 2019, even with the damaging economic effects of the COVID-19 pandemic.

Further propelling K-Culture is the significant number of the global population using mobile phones with access to social media platforms. The consistent and ongoing growth of mobile users globally provides an ever-increasing potential user-base for the FANTOO platform. More than two-thirds of the world’s population uses a mobile phone today, with an increase in mobile phone users of almost 100 million over the past 12 months, representing a 1.9% increase. Studies by the KMFA and KOFICE show that online and mobile platforms were the most common channels for global fans to access K-Culture content. As such, FANTOO is positioned to capture the opportunity of a market that is both increasing in the number of users and the amount of content each user consumes.

With the ongoing COVID-19 pandemic and associated restrictions on travel and attendance at live performances, the FANTOO platform can provide fandom users access to virtual concerts, for which attendees must pay admission to "attend" by viewing online. Among the virtual concerts held across a number of platforms, BTS's first online concert, entitled Bang Bang Con: The Live, received 756,000 views from over 107 countries, which according to the Guinness Book of World Records, set a new world-record for the most live-stream attendees at a virtual music concert on a custom social media platform. According to Grand View Research, these remarkable achievements led to the rapid expansion of the global virtual events market, resulting in a global market value of approximately $94.0 billion in 2020, with the market value of the global virtual events expected to reach approximately $504.8 billion by 2028. We believe our strong partnerships with the largest associations within the Korean entertainment industry will increase our visibility and market share within the virtual events market, providing even more value to users of FANTOO.

OUR VALUE

We focus on providing user-centric services to provide a single platform that can address and satisfy the interests of fans within FANTOO. FANTOO will enrich users fandom experience by providing an all-in-one platform for fandom content, including news, popular culture, discussions, live shows, and fan creativity. FANTOO is currently available in 17 languages, with real-time translation services. These real time translation services enable our users to communicate with each other across the globe without language barriers. For languages that are not available for real-time translation, FANTOO provides a solution through the use of translation matching services among users. Through the translation matching services, FANTOO ensures that content is accurately translated and available to a greater number of global fans in their own languages. In addition, FANTOO further allows user to freely create and monetize their own content, enabling fast and secure user-to-user sales.

Within FANTOO, our loyalty reward program ensures users are rewarded with KDG for staying active within the platform, as well as attracting new users. The more KDG a user earns, the more purchasing power the user has within the FANTOO platform, allowing users to purchase goods and/or services within the FANTOO platform either directly from us or from other users.

OUR STRENGTHS

We differentiate ourselves from competing social networks through the power of a fully-integrated platform and established partnerships with leaders in the entertainment industry within South Korea. Our platform and partnerships enable our users to create clubs, communities, and gather over similar fandoms, all while monetizing their content and contributing to the FANTOO platform experience. Our core strengths include the following:

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Value Creation Through Direct Sales Revenue. We intend to derive revenue from multiple revenue sources, including: (i) advertising revenue, which includes advertisement sales through the placement of banners, splash advertising, pop-up advertisement within the platform, in-platform promotions, branded content productions, and other FANTOO produced programs; (ii) content sales revenue as FANTOO continues to produce original content, such as web series, sold to FANTOO users or otherwise licensed to other third party media services; and (iii) the sale of e-commerce goods through FANTOO's Fanshop, including the latest fandom goods and concert tickets.

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Value Creation Through Revenue Derived From User Activity.   We intend to generate revenue from the sale of goods and/or services within the FANTOO platform from one user to another. Revenue is derived from user-to-user sales as follows: (i) from the sale of emojis and online stickers, from which we will collect 30% of the price paid by the purchaser, with the remaining 70% being remitted to the seller; (ii) from web novels and webtoons. If posted for free, the creator will only receive rewards in KDG in relation to the number of views and likes; however, if the creator charges for the content, we intend to collect 30% of the price paid by the user, with the remaining 70% being remitted to the seller; (iii) users can offer the service of translation matching, where a user offers to translate another user's content for a commission (in either cash or KDG), and the parties agree to split the sales revenue from the translated content at a pre-determined ratio, for which we will collect 30% of each sale, and remit the remainder to the creator and translator based on a split determined by the parties; and (iv) for transactions between users involving tangible goods or other non-platform based fandom items (such as concert tickets), we intend to charge a fee of 3.5% of the total value of the transaction at the time of sale.

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FANTOO's Direct Advertising Platform. We intend to directly engage with our advertisers. Without the need for third-party engagement, we can leverage the FANTOO platform to better understand advertisers and their expectations, ensuring we can create highly curated advertising products that will promote high levels of engagement and sales conversions for advertisers. We believe this will increase advertising revenue and build sustainable relationships with advertisers, while concurrently increasing the attractiveness of the FANTOO platform to new advertisers and users interested in the products advertised within the FANTOO platform.

●	Industry Leading Privacy and Safety. Privacy and safety is provided by the FANTOO platform through the use of blockchain technology and the implementation of artificial intelligence ("AI").

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High User Engagement. We intend to drive user engagement by offering a one-stop fandom platform and by offering an in-platform reward system. These features are intended to allow the FANTOO platform to keep and maintain a highly engaged user-base, loyal to the FANTOO platform and its brand. This brand loyalty will assist by reducing the Company's advertising costs by replacing it with non-paid platform promotion through the word-of-mouth of its current user base.

OUR GROWTH STRATEGY

Our core strategy is to pursue initiatives that promote the viral growth of our user base, and in doing so, drive advertising revenue, user-generated revenue, and create other revenue streams. Our focus on user acquisition and retention provides the primary lens to view our plans for community growth, engagement, and long-term brand equity.

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Attracting Global Users. Our core business strategy is to promote the FANTOO platform and grow our global user base, which will drive revenue growth by increasing advertising revenue and user activity-based revenue.

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Broaden Product and Service Offerings. Within the FANTOO platform our objective is for users to benefit from a wide range of products and services offered, and we intend to continuously expand our product and service offerings as the user-base and revenue grow. Broadening our product offerings will ensure FANTOO grows along with the fandom community in which it operates, eventually creating a one-stop platform for our users across all fandoms.

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Continued Research and Development. We intend to continue to invest in developing and implementing the newest technologies to ensure a better and more secure user experience compared to other social media platforms.

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Development of Intellectual Property. We intend to develop our own intellectual property assets based upon user-demand and data analysis from the FANTOO platform. Since the intellectual property developed from user-data will be based on user-demand, we believe that any new intellectual property will facilitate user engagement and growth.

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Expansion to Other Fandoms. We intend to expand FANTOO outside of the K-Culture fandom, and into other fandoms across an expansive number of entertainment types and cultures. Users will be able to easily transition between different fandom clubs and communities, and seamlessly access the newest trends and popular cultures. This anticipated expansion is intended to make FANTOO a platform that can evolve with, and fully integrate, all fans utilizing the FANTOO platform, regardless of the continuous rise and fall of popular culture trends.

Our growth strategy, based on the current services offered on FANTOO and scheduled future services, is illustrated as follows:

OUR MARKETING STRATEGY

We intend to market our platform to users through media ads, promotions, campaigns, referrals, and other similar initiatives. Currently, we focus on our core target in K-Culture, and specifically, the K-pop fandom. We intend to achieve user growth by utilizing the following strategies:

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Localized Marketing Efforts. As we intend to capture a larger percentage of the global fandom market, we will need to effectively develop marketing for each region's fandom community. This will require localized marketing efforts for regional marketing to be successful. We believe we can successfully develop regional marketing results by: (i) partnering with local content creators to create regional-specific marketing; and (ii) partnering with local advertising agencies to develop advertising campaigns that will attract regional users.

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Global Ambassador Program. We intend to engage with individuals in various countries (“Global Ambassadors”) that will create theme-specific content aimed at potential users in the Global Ambassador's region, and further communicate with fans and targeted users within their region, to increase the growth in the user-base, and attract fans of K-Culture within that region to the FANTOO platform. Our Global Ambassadors will focus on users who enjoy K-Culture while simultaneously promoting FANTOO and hosting localized events.

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Building Strong User-Relationships. We intend to build strong ties with our existing users to increase their loyalty. We communicate with our users through various channels including social media, surveys, direct messages, focus groups, and similar means of communication to improve our service offerings so that we can exceed current users' expectations. We believe that our fully engaged and satisfied users will be more likely to promote our platform voluntarily, thereby promoting organic growth through a continuous flow of new users by way of current user referrals. The rate of organic growth that we can achieve will accelerate the growth of FANTOO's user-base.

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Special Event Hosting. In order to provide value to both our current users and targeted users, as well as promote activity within the FANTOO platform, we intend to host special themed events to which both current users and targeted users are invited. These events include K-pop concerts, dance performances, and other live shows. Generally, these events are driven by user input by way of voting for events that our users would prefer to attend. The participation of our users within our platform to determine upcoming events further encourages users to be active within the FANTOO platform.

TECHNOLOGY

FANTOO was architected and developed to connect fans across the globe. As a result, we have been developing and acquiring cutting edge technologies in order to deliver a smooth experience, regardless of location. These technologies include:

●	AI-driven content curation through personalized searches and content delivery recommendations.

●

AI speech synthesis that will allow our AI to learn from voice recordings through specialized vocabulary, that will eventually be able to read unrecorded sentences in the voice of whichever celebrity a user may choose. This will allow various literary works and written content to be spoken to the user in the user's favorite celebrity's voice.

●	AI-powered nudity detection that automatically filters and blocks users from exposure to nudity if uploaded on the FANTOO platform.

●

AI-enabled deepfake detection that performs verification services to identify whether images and/or videos uploaded on the FANTOO platform are actually authentic images/videos of the person depicted in the video, or if the image/video was falsified and computer generated through the use of "deepfake" technology.

●

Blockchain technology is utilized within the FANTOO platform as Fandom Chain, which enables our advanced user-reward system and provides data and security protections for our users within the FANTOO platform.

Infrastructure

Through a wholly owned subsidiary, we currently lease property on the Seoul Marina, the largest Korean Wave culture center in Korea, located on the central bank of the Han River. With large outdoor stages, sculpture gardens, and broadcast studios, Seoul Marina is not only used as FANTOO's headquarters, but is also used by FANTOO to host FANTOO concerts and other user events.

Competition

Our competitors include:

●	Social platforms, such as Facebook, Instagram and Twitter;

●	Community service platforms, such as Reddit;

●	K-pop fandom platforms, such as Lysn, Weverse and Universe;

●	Amateur content creating platforms, such as Whattpad; and

●	eCommerce platforms, such as Amazon, eBay and Ticketmaster.

While many of these platforms have achieved success in growing users and have greater financial resources than the Company, we believe the FANTOO platform is the only all-in-one global fandom platform that also offers a unique user reward system that incentivizes users to participate and engage within the platform. These features were developed to position FANTOO to successfully complete with the more established platforms and facilitate an active fandom experience.

Partnerships

On April 19, 2021, HBC entered into a memorandum of understanding with the Federation of Artistic & Cultural Organization of Korea (“FACO”) (the "MOU"). Pursuant to the MOU, we were granted certain collaborative rights in which we can promote cultural events, while participating and taking advantage of FACO's infrastructure and network to develop and export South Korea's popular culture around the globe.

FACO was established as a non-profit business in 1961, organized for the purpose of contributing to the development of Korean art and culture, promoting the international exchange of Korean art and culture, and ensuring the well-being of affiliated artists. FACO's membership currently consists of over 1.3 million artists from 10 different member associations, spread across 167 branches globally, including two branches in the United States and one in Japan.

We have strategically developed this partnership with FACO due to their substantial contribution to the Korean entertainment and pop-culture industry. The partnership benefits FANTOO users through the synergy between these organizations and the FANTOO platform, such as content creation, hosting K-pop concerts, and much more.

On September 10, 2021, we entered into a partnership with the “Metaverse Alliance,” an initiative led by South Korea's Ministry of Science and Information and Communication Technology (“MSIT”) (the "MSIT Partnership"), which is intended to facilitate our development of innovative technologies and advancements within the metaverse. The MSIT built the Metaverse Alliance to coordinate and facilitate the development of virtual and augmented reality platforms. Approximately 643 firms have joined MSIT to date, including Samsung, Hyundai Motors and Naver.

Intellectual Property

We currently do not have any intellectual property or patents registered with the Korean Intellectual Property Office and/or the Korea Copyright Commission; however, we have applied to register the following trademarks:

Application Date	Application No.	Trademark	Status	Country
July 16, 2021	0147353		Pending	Rep. of Korea
July 16, 2021	0147354		Pending	Rep. of Korea
July 16, 2021	0147355		Pending	Rep. of Korea
July 16, 2021	0147356		Pending	Rep. of Korea
July 16, 2021	0147357		Pending	Rep. of Korea
July 16, 2021	0147358		Pending	Rep. of Korea
August 4, 2021	0160527		Pending	Rep. of Korea
August 4, 2021	0160528		Pending	Rep. of Korea
August 6, 2021	0162818		Pending	Rep. of Korea
August 11, 2021	0166186		Pending	Rep. of Korea
August 17, 2021	0169628		Pending	Rep. of Korea
August 17, 2021	0169629		Pending	Rep. of Korea
August 26, 2021	0177488		Pending	Rep. of Korea
August 26, 2021	0177489		Pending	Rep. of Korea
September 28, 2021	0198015		Pending	Rep. of Korea
February 8, 2022	97257721		Pending	United States of America
February 10, 2022	97261726		Pending	United States of America

We intend to continue to expand our brand names, trademarks and designs worldwide as our business grows, and develop intellectual property that increases the value of our technologies and the FANTOO platform.

Employees and Labor Relations

We currently have 59 full-time and 25 full-time equivalent employees. Additionally, we occasionally enter into agreements with contractors, on an as-needed basis, to perform certain services, including contract workers. We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

Seasonality

We do not expect to experience any significant seasonality trends.  However, seasonality trends may occur in the future.

Governmental Regulation

We are subject to a number of national, state/region, and local laws and regulations in the U.S. and Korea. These laws and regulations involve matters that are central to our business, including our interactions with users, suppliers, and merchants. These laws and regulations involve fair trade, competition, labor and employment, privacy, data protection, intellectual property, consumer protection, import and export regulations, and other subjects. Many of the laws and regulations to which we are subject are evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations often are uncertain, particularly in the new and rapidly evolving industry in which we operate. Laws and regulations in each jurisdiction where we do business continue to develop and evolve rapidly. As a result, it is possible that we may not be, or may not have been, compliant with each such applicable law or regulation.

Due to the extensive business we conduct in Korea, below are examples of Korean laws and regulations that govern our business, which include but are not limited to:

Copyright Act

Korea’s Copyright Act provides protections for various types of creative works, including certain copyrightable “computer programs” and “databases.” The Copyright Act provides the creator of such works with rights to the economic benefits flowing from their creation and control over the works’ use and dissemination. The infringement of copyrights protected under the Copyright Act are subject to civil claims as well as criminal penalties.

The Copyright Act implements the Korea U.S. Free Trade Agreement, by recognizing temporary storage as copying, introducing a system for fair use of copyrighted materials, and concept of statutory damages for copyright violations and adding conditions for online-service providers to be exempted from infringement liability and types of prohibited acts of infringement on the rights of copyright holders.

Youth Protection Act

The purpose of Youth Protection Act is to ensure juveniles grow up into persons of sound character by regulating the distribution of media products, drugs, etc. harmful to juveniles and juveniles' access to harmful business establishments and by protecting and relieving juveniles from harmful environments. The term “media product harmful to juveniles” means any of the media products such as phonorecords, video products or other media products defined in the Music Industry Promotion Act and the Promotion of the Motion Pictures and Videos Products Acts, specified by Presidential Decree as likely to be harmful to the mental or physical health of juveniles. The Commission on Youth Protection shall examine each media product to find whether it is harmful to juveniles and shall determine the media product as harmful to juveniles. If the Commission on Youth Protection or an examining authority finds, as a result of the examination of a media product, that the distribution of content of the media product is prohibited by the Criminal Act or any other statute, it shall request relevant authorities, without delay, to impose criminal punishment or make an administrative disposition; provided, that if an examining authority has a different procedure prescribed by a relevant statute, the procedure shall apply to such cases.

Content Industry Promotion Act

The Content Industry Promotion Act prescribes matters necessary for promoting content industry, thereby contributing to the improvement of the lives of citizens and to the sound development of national economy through the establishment of foundation for the content industry and the reinforcement of its competitiveness. The term "content" means data or information expressed in sign, text, graphic, color, voice, sound, image, video, etc. (including compounds thereof); The term "content industry" means any industry related to the production, distribution, use, etc. of contents creating economic added value or services providing such contents (including compounds thereof).

In order to protect users when contents are transacted, a content business operator shall prepare terms of service including the details of refund of excessively or erroneously paid amount, right to withdraw the subscription of contents or to cancel a contract for the use of contents, compensation for users' damage occurring from defects in contents, etc., as prescribed by Presidential Decree, and notify users thereof.

Personal Information Protection Act

The Personal Information Protection Act and related legislation, regulations, and orders (“PIPA”) governs the collection, use, dissemination, storage, and destruction of personal information. PIPA specifies the circumstances under which consent must be obtained to collect, use, or disseminate a person’s personal information. PIPA places limits on the circumstances in which personal information can be required and on the collection of some types of personal information (such as identifiers granted by law for identification purposes). PIPA grants an individual right to request perusal, correction, or deletion of one’s own personal information, and specifies the methods to exercise such rights. Additionally, PIPA establishes requirements for information destruction, such as a requirement that personal information should be destroyed if it is no longer necessary to achieve the purpose for which it was collected.

Under PIPA, in the event a leak of personal information is discovered, the processor of personal information is required to promptly notify the affected person(s). PIPA requires notification to the authorities and other measures in certain circumstances.

PIPA imposes monetary remedies, penalties, and statutory damages for violations of its restrictions. Class-action relief for the leakage of personal data is available in certain circumstances, and some conduct, such as collection of personal information without consent, can be subject to criminal punishment.

The Monopoly Regulation and Fair Trade Act

In Korea, the Korean Fair Trade Commission (“KFTC”) designates an affiliated group of companies whose total assets of the preceding fiscal year exceeding 5.0 trillion or more Korean Won as a business group subject to disclosure (Article 14 of the Monopoly Regulation and Fair Trade Act, and Article 21 of the Enforcement Decree of the Act). If a group of companies are designated a business group subject to disclosure, the companies will become subject to, among others, the following obligations under the Monopoly Regulation and Fair Trade Act:

●

Resolutions by Board of Directors on Large-Scale Internal Trading and Disclosure. When a member company of a business group subject to disclosure wishes to engage in large scale internal trading (meaning either 5% or more of the larger of its total assets or its capital, or KRW 5.0 billion or more Korean Won), with or for a specially related party, the company should obtain a resolution of the board of directors and make certain disclosures.

●

Obligation to Disclose Information About the Business Group: A business group subject to disclosure must publicly disclose on an annual basis, the general status of the company (such as the company name, certain business details, financial status, changes relating to affiliated companies, etc.), details on its executive employees and shareholders, and on a quarterly basis, cross shareholding between the affiliated companies, debt guarantees between the affiliated companies, and trading with specially related persons.

●

Obligation to Report Shareholding Details: A business group subject to disclosure must report to the KFTC by May 31 every year certain information such as details about its shareholders, financial status, and holdings of shares in other domestic companies. Violation of the above restrictions may subject the company to a corrective order or an administrative fine of up to 100 million Korean Won imposed by the KFTC or criminal fine of up to 100 million Korean Won.

Cost of Compliance with Environmental Laws

We have not incurred any costs associated with compliance with environmental regulations, nor do we anticipate any future costs associated with environmental compliance; however, no assurances can be given that we will not incur such costs in the future.

Facilities

Our executive offices are located in approximately 1,700 square feet of office space at Boutique Monaco, Room 1702, 1316-5 Seocho-dong, Seocho-gu, Seoul, Korea, which we occupy under a one-year lease agreement expiring on April 1, 2022 at $4,792 per month.

Marine Island Co., Ltd. ("Marine Island"), a wholly-owned subsidiary of the Company, leases approximately 19,200 square feet of office space at the Seoul Marina, located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "Marina"), for a monthly payment of approximately $20,000. Marine Island subleases the Marina to HBC's wholly-owned subsidiaries Hanryu Times, FNS, and FANTOO entertainment, at no cost.  These subleases terminate on August 1, 2023.  There is currently ongoing litigation regarding the rights to the Marina, as more specifically detailed in the section below entitled "Legal Proceedings."

We anticipate no difficulty in extending the leases of our facilities or obtaining comparable facilities in suitable locations, as needed, and we consider our facilities to be adequate for our current needs.

Legal Proceedings

On March 3, 2020, Optimus Asset Management Co., Ltd. filed a complaint (the "Complaint") against Marine Island in the Seoul Southern District Court in Republic of Korea (the "Court"), challenging Marine Island's right to the use and occupancy of the property located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "Marina"), captioned "2020 Ka Hab 102991 Ho" (the "Lawsuit").  The lawsuit is based on the facts set forth below.

In 2010, Seoul Marina Co., Ltd. ("SMC") took out a certain construction loan from Standard Chartered Bank (the "Lender") in the amount of $[•] (the "Construction Loan"), to fund the development and construction of the building and premises located at the Marina (the "Marina Project").   Shortly thereafter, SMC entered into an agreement with Sewang Co., Ltd ("Sewang"), pursuant to which Sewang was to act as the general contractor and developer of the Marina Project (the "Construction Agreement").  After completion of the Marina Project, SMC: (i) defaulted on the Construction Agreement by failing to pay Sewang approximately $6,000,000 for services rendered in completing the Construction Agreement; and (ii) defaulted on the Construction Loan by failing to pay the Lender approximately $[•]under the Construction Loan.

In or around 2016, Sewang incorporated Marine Island for the purposes of transferring to Marine Island the $6,000,000 lien on the Marina Project, including Sewang's rights to possession and use of the Marina Project.  In or around 2020, the Lender sold its rights to any recovery under the Construction Loan to a third party, Optimus Asset Management Co., Ltd. ("Optimus").  On March 3, 2020, Optimus initiated the Lawsuit by filing the Complaint with the Court.

On June 30, 2021, HBC and Sewang entered into a Bond, Stock, and Right Management Contract (the "Sewang Agreement"), pursuant to which HBC acquired: (i) the right to receive SMC's debt owed to Sewang in the amount of $7,997,851; (ii) 9,777 common shares of SMC owned by Sewang, constituting 24.53% of the issued and outstanding common shares of SMC; (iii) the right receive certain debt of Marine Island owed to Sewang in the amount of $4,330,983; (iv) 100% of the issued and outstanding shares of Marine Island, the ownership of which allowed HBC to obtain the rights of possession and use of the Marina Project.

Although no assurances can be given, the Company's management currently believes that the Lawsuit is without merit and HBC will maintain its right to use and possession of the Marina Project.  However, in the event Optimus prevails in the Lawsuit, HBC will be entitled to reimbursement of all costs and expenses incurred by HBC in connection aforementioned transactions and all ongoing improvements being undertaken on the Marina Project.

Other than as set forth above, we are not a party to any additional material legal or administrative proceedings. There are no proceedings in which any of our directors, executive officers or affiliates, or any registered or beneficial stockholder, is an adverse party or has a material interest adverse to our interest. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers, directors and significant employees as of the date of this prospectus.

Name	Age	Position

Executive Officers and Directors:
Chang-Hyuk Kang	40	Chief Executive Officer/Director
Ju-Hyon Shin	47	Chief Financial Officer
David Gregg	59	Chief Communications Officer
Dae-Hwan Son	45	Chief Operating Officer
Dong Hoon Park	36	Chief Marketing Officer
Jung-Gil Kim	44	Chief Technology Officer
Jay Hyong Woo	49	Director
Aram Ahn	52	Director
John S. Morris		Director

There are no arrangements or understandings between our Company and any other person pursuant to which he or she was or is to be selected as a director, executive officer or nominee. There are no family relationships among any of our directors or executive officers.

Executive Officers and Directors

Chang-Hyuk Kang was appointed as Chief Executive Officer of the Company in October 2021. Mr. Kang previously served as the Director of Tax Homea & Out Tax Corporation from November 2007 to July 2020, and as the Auditor at Midas AI Co., Ltd. from August 2020 to March 2021. Since 2021, Mr. Kang has served as an executive of our subsidiaries, FNS Co., Ltd., Hanryu Times Co., Ltd., and of Hanryu Bank Co., Ltd since October 2020. Mr. Kang graduated Dankook University with a bachelor’s degree in the Department of Accounting in Seoul, South Korea in February 2007, and Korea University with a Master’s degree in the Department of Tax Law in Seoul, South Korea in August 2019.

The Board of Directors believes that Mr. Kang is well qualified to serve as a member of the Board because of his strong executive and business operations skills.

Chang-Hyuk Kang Chief Executive Officer and Director

Ju-Hyon Shin has served as the Chief Financial Officer of the Company since May 2021. Prior to that, he served, in finance management roles at Centralinsight Co., Ltd., a KOSPI listed company, from January 2021 to May 2021 and at EQCELL Co., Ltd., a KOSDAQ listed company, from October 2019 to January 2021 Mr. Shin also served as the Chief Financial Officer of LUXL Co., Ltd, a KOSDAQ listed company, from June 2001 to October 2019. Mr. Shin earned a bachelor’s degree in the Department of Business Administration from SeoHae University in North Jeolla, South Korea in February 1997.

Ju-Hyon Shin Chief Financial Officer

David Gregg was appointed as Chief Communications Officer of the Company in January 2022. Mr. Gregg previously worked as a Social Enterprise Strategist, including as the Chief Executive Officer and co-founder of Socialwise, since 2013. Mr. Gregg earned a bachelor's degree in Communications from Brigham Young University in Rexburg, Idaho in July 1992.

David Gregg Chief Communications Officer

Dae-Hwan Son was appointed as Chief Operating Officer of the Company in October 2021. Mr. Son has served as a director of the Company's subsidiaries Fantoo Entertainment Co., Ltd. since August 2021, Hanryu Bank Co., Ltd. since March 2021. Mr. Son has also served as a director of Ko-Tech International Co. since November 2019, and a director of Zero Tour since November 2016. Mr. Son earned a bachelor’s degree in the Department of Administration from the Department of Public Administration of SongWon University in Gwangju City, South Korea in February 1997.

Dae-Hwan Son Chief Operating Officer

Dong Hoon Park was appointed as Chief Marketing Officer in October 2021. Mr. Park has served as a director of the Company's subsidiaries, FNS Co., Ltd., since April 2021, Hanryu Bank Co., Ltd. since October 2020, and K-Commerce Co., Ltd since July 2020. Mr. Park has also served as a director of K-BIO Co., Ltd since April 2014, and K-BIO USA Co., Ltd since March 2021. Mr. Park earned a bachelor’s degree in the Department of Business Administration from Anyang University in Anyang, South Korea, in February 2010.

Dong Hoon Park Chief Marketing Officer

Jung-Gil Kim was appointed as Chief Technology Officer of the Company November 2021. Mr. Kim served as Development Head at GangNam Games Co., Ltd from December 2015 to July 2020, as General Manager of the Development Team at Glitter Co., Ltd. from January 2014 to November 2015, as Development Manager at J-Soft Co., Ltd. from May 2011 to May 2013, and as Team Leader of the Development Team at Webzen Co., Ltd. from April 2004 to July 2019. Mr. Kim earned a bachelor’s degree in the Department of Computer and Information from Sungkyul University in Anyang, South Korea in February 2003.

Jung-Gil Kim Chief Technology Officer

Jay Hyong Woo was appointed as a director of the Company on February 14, 2022. Mr.Woo has served as the president of Epic Pro, Inc since November 2003. He also served as the Chief Executive Officer of CTK US from August 2017 to December 2021. Prior to that, Mr.Woo served as the President of Crossen, Inc, from August 2009 to March 2018. Mr. Woo earned a Bachelor of Arts in Hotel Management from the University of Nevada Las Vegas.

Mr.Woo was selected to be a director based on his extensive experience operating and advising businesses in a number of different industries. This will benefit the Company as we develop our business, and seek to expand the areas in which we operate.

Jay Hyong Woo Director

Aram Ahn was appointed as a director of the Company on February 14, 2022. Mr.Ahn has served as the Chief Executive Officer of Leverstone Financial Co, Inc. since February 2016. From January 2013 to October of 2015, Mr. Ahn managed the trading department at Maxberry T&I. Mr. Ahn earned a bachelor’s degree in statistics from Korea University in Seoul, South Korea, and a Masters degree in the Department of Financial Law from Korea University in Seoul, South Korea.

Mr. Ahn was selected to be a director based on his extensive experience in the financial services industry.

Aram Ahn Director
John S. Morris Director

John S. Morris was appointed as a director of the Company on February 14, 2022. Mr. Morris is the Chief Financial Officer for Wyth and a member of the Chicago Board of Directors for Cents Ability. He has served as the finance leader for Synchrony's Oil and Gas Programs from 2015 to 2021. Prior to that, Mr. Morris has served as the CFO for US Commercial Cards at J.P. Morgan from 2010 to 2014, as well as serving as the financial leader for programs including Best Buy and Yamaha at HSBC from 2007 to 2009. Mr. Morris is a Certified Public Accountant and earned a bachelor’s degree in nuclear engineering from The United States Military Academy at West Point, MBA from Northwestern University's Kellogg School, and a Master's degree in science from University of Southern California's Viterbi School.

Mr. Morris was selected to be a director based on his background as a financial analysis executive with over 20 years of experience in the financial services industry.

Board Composition

Our Board currently consists of four members. Each of our directors will serve until our next annual meeting of stockholders or until his or her successor is elected and duly qualified. Our Board is authorized to appoint persons to the offices of Chair of the Board of Directors, Vice Chair of the Board of Directors, Chief Executive Officer, President, one or more Vice Presidents, Chief Financial Officer, Treasurer, one or more Assistant Treasurers, Secretary, one or more Assistant Secretaries, and such other officers as may be determined by the Board. The Board may also empower the Chief Executive Officer, or in absence of a Chief Executive Officer, the President, to appoint such other officers and agents as our business may require. Any number of offices can be held by the same person.

Director Independence

Our Board has determined that three members of its directors qualify as independent directors, as determined in accordance with the rules of the Nasdaq Stock Market ("Nasdaq"). Under the applicable Nasdaq listing requirements for the Nasdaq Capital Market, we are permitted to phase in our compliance with the majority independent board requirement of the Nasdaq rules within one year of our listing on the Nasdaq Capital Market. The director independence definition under the Nasdaq rule includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by Nasdaq rules, our Board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.

There are no other family relationships among any of our directors or executive officers.

Role of Board in Risk Oversight Process

Our Board has responsibility for the oversight of the Company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business, and the steps we take to manage them. The risk oversight process includes receiving regular reports from Board committees and members of senior management to enable our Board to understand our risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk. Cybersecurity risk is a key consideration in our operational risk management capabilities. We are in the process of instituting a formal information security management program, which will be subject to oversight by, and reporting to, our Board. Given the nature of our operations and business, cybersecurity risk may manifest itself through various business activities and channels and is thus considered an enterprise-wide risk which is subject to control and monitoring at various levels of management throughout the business. Our Board will oversee and review reports on significant matters of corporate security, including cybersecurity. In addition, we maintain specific cyber insurance through our corporate insurance program, the adequacy of which is subject to review and oversight by our Board.

Our audit committee reviews information regarding liquidity and operations and oversees our management of financial risks. Periodically, our audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. Our compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. Matters of significant strategic risk are considered by our Board as a whole.

Board Committees and Independence

Our Board has established the following three standing committees: audit committee, compensation committee, and nominating and governance committee. Our Board has adopted written charters for each of these committees. Upon the listing of our common stock on the Nasdaq Market, we intend to make each committee’s charter available under the Corporate Governance section of our website at www.hanryuholdings.com/en. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. All members of the Audit and Compensation Committees will meet the criteria for independence.

Board Diversity

Our nominating and governance committee will be responsible for reviewing with the Board, on an annual basis, the appropriate characteristics, skills and experience required for the Board as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and governance committee, in recommending candidates for election, and the Board, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant academic expertise or other proficiency in an area of our business operations.

Our Board evaluates each individual in the context of the Board as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee, at any time, have been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers on our Board of Directors or compensation committee.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our employees, officers and directors. Upon completion of the offering, we intend to make our Code of Business Conduct and Ethics available under the Corporate Governance section of our website at www.hanryuholdings.com/en. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus. We intend to disclose any future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of these provisions, on our website or in our filings with the SEC under the Exchange Act.

Limitation of Liability and Indemnification

Our Certificate of Incorporation (“Charter”), and our bylaws (“Bylaws”) provide the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law (“DGCL”). In addition, the Charter provides that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director and that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

As permitted by the DGCL, we have entered into or plan to enter into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage [provided by/used in] these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the DGCL.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

We are an emerging growth company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation table and an Outstanding Equity Awards at Fiscal Year End table, as well as limited narrative disclosures regarding executive compensation for our last two completed fiscal years. Further, our reporting obligations extend only to our “named executive officers,” who are those individuals serving as our principal executive officer and our two other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year (the “Named Executive Officers”).

We have identified Chang-Hyuk Kang as our Named Executive Officer. Our Named Executive Officer for the fiscal year ending December 31, 2022 may change, as we may hire or appoint new executive officers.

For the fiscal years ended December 31, 2021 and 2020, our Named Executive Officers received no compensation.

Elements of Compensation

Our executive compensation program consisted of the following components of compensation in 2021 and 2020:

Base Salary

Each of our executive officers receives a base salary for the expertise, skills, knowledge and experience he or she offers to our management team. The base salary of each of our executive officers is re-evaluated annually, and may be adjusted to reflect:

●	the nature, responsibilities, and duties of the officer’s position;

●	the officer’s expertise, demonstrated leadership ability, and prior performance;

●	the officer’s salary history and total compensation, including annual equity incentive awards; and

●	the competitiveness of the officer’s base salary.

Equity Incentive Awards

Moving forward, we believe that to attract and retain management, key employees and non-management directors, the compensation paid to these persons should include, in addition to base salary, annual equity incentives. Our Compensation committee will determine the amount and terms of equity-based compensation granted to each individual. In determining whether to grant certain equity awards to our executive officers, the Compensation Committee will assess the level of the executive officer’s achievement of meeting individual goals, as well as the executive officer’s contribution towards goals of the Company. Whenever possible, equity incentive awards will be granted under our equity incentive plan, described below.

Employment Agreements and Potential Payments upon Termination or Change of Control

On May 2, 2021, HBC entered into an employment agreement with Chang Hyuk Kang, HBC's Chief Executive Officer. The employment agreement provides for an annual base salary of $67,516.25, with a one-year term effective May 2, 2021. Mr. Kang's salary was initially determined in Korean Won, and was converted to USD at an exchange ratio of 1,184.90 Korean Won to one U.S. dollar.

On May 3, 2021, HBC entered into an employment agreement with Ju-Hyon Shin, the HBC's Chief Financial Officer. The employment agreement provides for an annual base salary of $63,296.48, with a one-year term effective May 3, 2021. Mr. Shin's salary was initially determined in Korean Won, and was converted to USD at an exchange ratio of 1,184.90 Korean Won to one U.S. dollar.

On March 1, 2021, HBC entered into an employment agreement with Dong Hoon Park, the Company’s Chief Marketing Officer. The employment agreement provides for an annual base salary of $63,296.48, with a one-year term effective March 1, 2021. Mr. Park's salary was initially determined in Korean Won, and was converted to USD at an exchange ratio of 1,184.90 Korean Won to one U.S. dollar.

On November 3, 2021, HBC entered into an employment agreement with Jung-Gil Kim, HBC’s Chief Technology Officer. The employment agreement provides for an annual base salary of $67,516.25, with a one-year term effective November 3, 2021. Mr. Kim's salary was initially determined in Korean Won, and was converted to USD at an exchange ratio of 1,184.90 Korean Won to one U.S. dollar.

On January 1, 2022, HBC entered into an employment agreement with David Gregg, the HBC's Chief Communications Officer. The employment agreement provides for a monthly base salary of $3,000, with a one-year term effective January 1, 2022.

None of the aforementioned agreements will require payment, other than wages already earned, upon such individual's termination or in the event of a change in control.

Outstanding Equity Awards at Fiscal Year-End

There were no outstanding stock option awards, or other equity-based awards, held by any of the Named Executive Officers as of December 31, 2021.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides a summary of the securities authorized for issuance under our equity compensation plans as of December 31, 2021.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:
2022 Omnibus Equity Incentive Plan	—	$—	1,500,000
Equity compensation plans not approved by security holders	—	—	—
Total	—	$—	1,500,000

Stock Option and Incentive Plan

Hanryu Holdings, Inc. 2022 Omnibus Equity Incentive Plan

Our Board unanimously approved the Hanryu Holdings, Inc. 2022 Omnibus Equity Incentive Plan (the “Plan”) on February [•], 2022. The maximum number of shares of common stock issuable under the Plan is currently 1.5 million shares, subject to adjustments for stock, stock dividends or other similar changes in our common stock or our capital structure.

Our Plan provides for the grant of (a) Incentive Stock Options (within the meaning of Section 422 of the Code) to our full-time employees (“Employees”), subject to the requirements of Section 422(c)(6) where an Employee owns 10% or more of our voting stock outstanding; (b) Non-Qualified Options (together with Incentive Stock Options, “Options”); (c) stock awards; and (d) performance shares to any individual who is (i) an Employee, (ii) a member of our Board, or (iii) an independent contractor who provides services for the Company.

Plan Administration

Pursuant to the Plan, our Board has delegated the authority to administer the Plan to the Board’s Compensation Committee (the “Committee”). Subject to the provisions of our Plan, the Committee has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The Committee also has the authority to amend, modify, extend renew or terminate outstanding Options, or may accept the cancellation of outstanding Options, whether or not granted under the Plan, in return for the grant of new Options at the same or a different price. Additionally, the Committee may shorten the vesting period, extend the exercise period, remove any or all restrictions or convert an Incentive Option to a Non-Qualified Option, if, at its sole discretion, it determines that such action is in the best interest of the Company; provided, however, that any modification made to outstanding Options requires the prior consent of the holder(s) of such Options, unless the Committee determines that the action would not materially and adversely affect such holder(s).

Incentive Stock Options

The exercise price of Incentive Stock Options granted under our Plan must at least be equal to 100% of the fair market value of our common stock on the date of grant. The term of an Incentive Stock Option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

Non-Qualified Stock Options

The exercise price of Non-Qualified Options granted under our Plan must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of a Non-Qualified Stock Option may not exceed ten years.

Stock Awards or Sales

Eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services. The purchase price for the shares shall not be less than 100% of the fair market value of the shares on the date of issuance, and payment may be in the form of cash or past services rendered. Eligible individuals shall have no stockholder rights with respect to any unvested restricted shares or restricted share units issued to them under the stock award or sales program, however, eligible individuals shall have the right to receive any regular cash dividends paid on such shares.

Termination of Relationship

Except as the Committee may otherwise determine with respect to a Non-Qualified Stock Option, if the holder of an Option ceases to have a Relationship (as defined in the Plan) with the Company for any reason other than death or permanent disability, any Options granted to him shall terminate 90 days from the date on which such Relationship terminates; provided, however, that no Option may be exercised or claimed by the holder of an Option following the termination of his Relationship for Cause (as defined in the Plan). In the event that the Relationship terminates as a result of the death or permanent disability of the Option holder, any Options granted to him shall terminate one year from the date of his death or termination due to permanent disability. In no event may an option be exercised later than the expiration of its term.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the Plan, the administrator will adjust the number and class of shares available for future grants under the Plan, the exercise price of outstanding Options, the number of shares covered by each outstanding award, or the purchase price of each outstanding award.

Reorganization

In the event we are a party to a merger or other corporate reorganization, all outstanding Options shall be subject to the agreement of merger or reorganization. Such agreement may provide for the assumption of the outstanding Options by the surviving corporation or its parent or for their continuation by the Company (if the Company is a surviving corporation); provided, however, that if the assumption or continuation is not [provided by/used in] such agreement, then the Committee, in its sole discretion, shall have the option of offering the payment of a cash settlement equal to the difference between the amount to be paid for one share under the agreement and the exercise price.

Change of Control

Under the Plan, a Change of Control is generally defined as: (i) the sale of all or substantially all of the assets of the Company, or (ii) any merger, consolidation or acquisition of the Company with, by or into another corporation, entity or third party, the result of which is a change in the ownership of more than 50% of the voting capital stock of the Company.

In the event of a Change of Control, all restrictions on all awards or sales of shares will accelerate and vesting on all unexercised and unvested Options will occur on the Change of Control date.

Director Compensation

Each of our non-employee directors are entitled to receive a monthly retainer of $3,000 for serving on the Board, which fee may be paid either in cash, options or shares of common stock. Prior to the consummation of this offering, we have paid no compensation to non-employee directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions in which we were, or are to be, a participant , and in which any related person had or will have a direct or indirect material interest (other than compensation described under "Executive Compensation" above).

Common Ownership of K-Commerce Co., Ltd.

K-Commerce Co., Ltd. ("K-Commerce"), is a majority owned subsidiary under common ownership with Changhyuk Kang and Donghoon Park, the Company's Chief Executive Officer and Chief Marketing Officer, respectively, for which HBC owns a controlling interest of 50.79%, and Messrs. Kang and Park each respectively own a minority interest of 24.61%.

Short-Term Loans Made to Related Parties.

From January 7, 2019, through December 31, 2019, HBC and SiYoung Jang, one of HBC's co-founders and current shareholder, entered into interest-free, short-term loan agreements for an aggregate principal amount of $1,271,619. These short-term borrowings matured on various dates from January 7, 2020 to December 31, 2021. All short-term borrowings were repaid by Mrs. Jang on or before the maturity date set forth in each respective short-term loan agreement.

From January 3, 2020, through November 30, 2020, HBC and Mrs. Jang entered into an interest-free, short-term loan agreement with an aggregate principal amount of $459,559, which matured between January 3, 2021, through November 30, 2021.  All short-term borrowings were repaid by Mrs. Jang on or before the maturity date set forth in each respective short-term loan agreement.

From January 1, 2021, through February 22, 2021, HBC and Munjoong Kang, one of HBC's co-founders and a current shareholder,  entered into interest-free, short-term loan agreements in the aggregate principal amount of $2,801,924, which mature between January 1, 2022, and February 22, 2022. As of December 31, 2021, Mr. Kang has repaid the Company $[•] of the original principal amount of $2,801,924.

Short-Term Loans Received from Related Parties

On October 12, 2020, HBC and MunJoong Kang, one of HBC's co-founders and current shareholder, entered into an interest-free, short-term loan agreement with a principal of $45,956, which matured on October 12, 2021. All short-term borrowings were repaid by HBC on or before the maturity date of the short-term loan agreement.

From September 11, 2020 through December 9, 2020, HBC and ChangHyuk Kang, currently HBC's Chief Executive Officer, entered into interest-free, short-term loan agreements with HBC with an aggregate principal of $882,353, which matured between September 11, 2020, through December 9, 2021. On January 15, 2021, HBC and Mr. Kang entered into an interest-free short-term loan agreement for the principal amount of $31,986, which matured on January 15, 2022.  All short-term borrowings were repaid by HBC on or before the maturity date of the short-term loan agreement.

On December 8, 2021, HBC and Mrs. Jang entered into an interest-free, short-term loan agreement, pursuant to which Mrs. Jang made a loan to HBC in the principal amount of $88,417.  Pursuant to the short-term loan agreement, the loan will mature on December 8, 2022.

Sales of Bonds with Warrants

From November 21, 2018, through December 18, 2018, Mrs. Jang, HBC's co-founder, purchased an aggregate of $2,332,009 in bonds with warrants, with the bonds accruing interest annually at a rate of 3%, which matured on dates between November 21, 2021 to December 18, 2021. The warrants carried an exercise price of $0.42, and expired on dates between November 21, 2021 to December 18, 2021. As of December 31, 2021, Mrs. Jang exercised warrants and purchased 2,000,000 common shares of HBC for an aggregate purchase price of $886,257, and converted $886,257 of the principal amount of the bond into 2,000,000 common shares of HBC.

On July 1, 2021, Chanhyuk Kang and Donghoon Park, HBC's Chief Executive Officer and Chief Marketing Officer, purchased from HBC an aggregate of $1,097,139 in bonds with warrants, with the bonds accruing interest annually at a rate of 3%, and maturing on July 1, 2024. All warrants were exercised by Messrs. Kang and Park on October 6, 2021 for an aggregate purchase price of $1,097,139, purchasing 2,600,000 common shares of HBC. The warrants carried an exercise price of $0.42.

Related Party Transaction Policy

Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Accordingly, our Board has adopted a written policy addressing the approval of transactions with related persons, in conformity with the requirements for issuers having publicly held common stock listed on the Nasdaq Capital Market. Pursuant to our Related Persons Transactions Policy (the “Policy”), any related-person transaction, and any material amendment or modification of a related-person transaction, is required to be reviewed and approved or ratified by the Board’s audit committee, which shall be composed solely of independent directors who are disinterested, or in the event that a member of the audit committee is a Related Person, as defined below, then by the disinterested members of the audit committee; provided, however, that in the event that management determines that it is impractical or undesirable to delay the consummation of a related person transaction until a meeting of the audit committee, then the Chair of the audit committee may approve such transaction in accordance with this policy; such approval must be reported to the audit committee at its next regularly scheduled meeting. In determining whether to approve or ratify any related person transaction, the audit committee must consider all of the relevant facts and circumstances and shall approve only those transactions that are deemed to be in the best interests of the Company.

Pursuant to our Policy and SEC rules, a “related person transaction” includes any transaction, arrangement or relationship which: (i) the Company is a participant; (ii) the amount involved exceeds $120,000; and (iii) an executive officer, director or director nominee, or any person who is known to be the beneficial owner of more than 5% of our common stock, or any person who is an immediate family member of an executive officer, director or director nominee or beneficial owner of more than 5% of our common stock, had or will have a direct or indirect material interest (each a “Related Person”).

In connection with the review and approval or ratification of a related person transaction:

●

Management shall be responsible for determining whether a transaction constitutes a related person transaction subject to the Policy, including whether the Related Person has a material interest in the transaction, based on a review of all of the facts and circumstances; and

●

Should management determine that a transaction is a related person transaction subject to the Policy, it must disclose to the audit committee all material facts concerning the transaction and the Related Person’s interest in the transaction.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of February [•], 2022 for (i) each of our executive officers and directors individually, (ii) all of our executive officers and directors as a group, and (iii) each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our capital stock. The percentage of beneficial ownership in the table below is based on 41,745,786 shares of our common stock deemed to be outstanding as of February [•], 2022.

Name, address and title of beneficial owner (1)	Shares of Common Stock	Total Number of Shares Beneficially Owned		Percentage of Voting Common Stock Outstanding (2)

Officers and Directors

Chang-Hyuk Kang Chief Executive Officer	1,400,000	1,400,000		2.77%
Ju-Hyon Shin Chief Financial Officer	100,000	100,000	*	*
David Gregg Chief Communications Officer	-	-		-
Dae-Hwan Son Chief Operating Officer	400,000	400,000		*
Dong Hoon Park (3) Chief Marketing Officer	1,200,000	2,000,000		3.96%
Jung-Gil Kim Chief Technology Officer	75,000	75,000		*
Executive Officers and Directors as a Group (6 persons)	3,175,000	3,975,000

Greater than 5% Stockholders

Mun Joong Kang #2403-302 (Dasan i-park), 325, Dasansoonhwan-ro, Namyangju-si, Gyeonggi-do, Republic of Korea	8,972,455	8,972,455		17.77%
Paxnet Co., Ltd. (4) 63, 1-gil, Dooksum-ro, Seongdong-gu, Seoul, Republic of Korea	3,066,666	6,133,333		12.15%
Midas AI Co., Ltd. (5) 4th and 5th Floors Yeoksam-ro 413, Gangnam-gu, Seoul, Republic of Korea	666,666	4,999,999		9.90%
Joo Hwan Lee #304, Hyperion, 550 Hannam-dong, Yongsan-gu, Seoul, Republic of Korea	4,000,000	4,000,000		7.92%
Si Young Jang #301, 28-gil 2, Donggwang-ro, Seocho-gu, Seoul, Republic of Korea	2,900,000	2,900,000		5.74%

_________________

* Less than 1.0%

(1)	Unless otherwise indicated, the business address for each of the executive officers and directors is c/o Hanryu Holdings, Inc., 160, Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07231.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership by that person, shares of voting common stock subject to outstanding rights to acquire shares of voting common stock held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares are not deemed outstanding for the purpose of computing the percentage of ownership by any other person.

(3)	Includes 800,000 shares issuable upon the exercise of warrants within 60 days of February [•], 2022.

(4)

Includes 3,066,666 shares issuable upon the exercise of warrants within 60 days of February [•], 2022.  Sungwoong Ko as executive director of Paxnet Co., Ltd. may be deemed to hold voting and dispositive power over the shares identified herein.

(5)

Includes 4,333,333 shares issuable upon the exercise of warrants within 60 days of February [•], 2022.  Sang Cheol Seo as executive director of Midas AI Co., Ltd., may be deemed to hold voting and dispositive power over the shares identified herein.

DESCRIPTION OF SECURITIES

The following is a summary of the rights of our capital stock as provided in our Charter and our Bylaws. For more detailed information, please see our Charter and Bylaw, which have been filed as exhibits to the Registration Statement of which this prospectus is a part.

Summary of Securities

The following description summarizes certain terms of our capital stock. Our Charter was filed with the State of Delaware on October 22, 2021. The following description summarizes the provisions of the Charter, including the number of shares of common stock that are authorized for issuance under the Charter, and the authorization of shares of preferred stock. Because the foregoing is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section you should refer to our Charter and Bylaws, which are included as exhibits to this prospectus, and to the applicable provisions of Delaware law.

Common Stock

Our Charter currently authorizes 100,000,000 million shares of common stock, par value $0.001 per share, for issuance. As of February [●], there were [●] shares of our common stock issued and outstanding, which were held by approximately [●] stockholders of record, approximately [●] shares of common stock issuable pursuant to outstanding convertible promissory notes, approximately [●] shares of common stock issuable upon exercise of warrants to purchase our common stock, [●] shares of common stock issuable upon exercise of options held, [●] shares of our common stock issuable upon the vesting of restricted stock units held and [●] shares of common stock authorized and available for issuance pursuant to our [●] Plan. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our Bylaws and the Charter do not and will not provide for cumulative voting rights.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Under our Charter, our Board of Directors has the authority, without further action by our stockholders, to issue up to 10,000,000 million shares of preferred stock, par value $0.001 per share, in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series.

As of February [10], no shares of our authorized preferred stock are outstanding. Because our Board of Directors has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Anti‐-Takeover Matters

Charter and Bylaw Provisions

The provisions of Delaware law, our Charter, and our Bylaws include a number of provisions that may have the effect of delaying, deferring, or discouraging another person from acquiring control of our company and discouraging takeover bids. These provisions may also have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our Board rather than pursue non- negotiated takeover attempts. These provisions include the items described below.

Board Composition and Filling Vacancies

Our Bylaws provide that any vacancy on our Board may only be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. Further, any directorship vacancy resulting from an increase in the size of our Board of Directors, may be filled by election of the Board of Directors, but only for a term continuing until the next election of directors by our stockholders.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless certificate of incorporation of the Company in which they own stock provides otherwise. Neither our Charter nor our Bylaws provide that our stockholders shall be entitled to cumulative voting.

Delaware Anti-Takeover Statute

Upon listing of our common stock on the Nasdaq Market., we will be subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Choice of Forum

Our Bylaws provide that Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Charter or our Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences to certain non-U.S. holders (as defined below) of the ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, administrative rulings, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. No ruling from the Internal Revenue Service (the “IRS”), has been, or will be, sought with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

●	corporations that accumulate earnings to avoid U.S. federal income tax;

●	persons subject to the alternative minimum tax or Medicare contribution tax on net investment income;

●	tax-exempt organizations or tax-qualified retirement plans;

●	controlled foreign corporations or passive foreign investment companies;

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

●	certain former citizens or former long-term residents of the United States;

●	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

●	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

●	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any beneficial owner of our common stock, other than a partnership, that is not:

●	an individual who is a citizen or resident of the United States;

●	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States;

●	any state therein or the District of Columbia;

●

a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

●	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be treated as a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do make distributions on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “Sale of Common Stock” below.

Any dividend paid to a non-U.S. holder of our common stock that is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing an IRS Form W-8BEN or Form W-8BEN-E (or any successor of such forms) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the discussions below regarding backup withholding and the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

●

the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

●

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by certain U.S. source capital losses, even though the individual is not considered a resident of the United States); or

●	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”), treat the stock as a “U.S. real property interest” as defined in Section 897 of the Code.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation” (as defined in Section 897 of the Code) (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at sometime within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is 30% unless reduced by applicable income tax treaty.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “Dividends” will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

●	a U.S. person (including a foreign branch or office of such person);

●	a “controlled foreign corporation” for U.S. federal income tax purposes;

●	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

●

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules and certifies as such on a Form W-8BEN-E (or any successor of such form). Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein.

The withholding provisions described above generally apply to proceeds from a sale or other disposition of common stock if such sale or other disposition occurs on or after January 1, 2019 and to payments of dividends on our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SHARES ELIGIBLE FOR FUTURE SALE

The shares of our common stock sold in the offering will be freely tradable in the public market, except to the extent they are acquired by an “affiliate” of ours, as such term is defined in Rule 405 under the Securities Act. Under Rule 405, an affiliate of a specified person is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the specified person. Any affiliate of ours that acquires our common stock can only further transact in such common stock in compliance with Rule 144 under the Securities Act, which imposes sales volume limitations and other restrictions on such further transactions. See “Rule 144,” below.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of common stock that does not exceed the greater of:

●	1% of the number of shares of our common stock then outstanding; or

●	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Lock-Up Agreements

We and our officers, directors, and current stockholders have agreed, or will agree, with the underwriters, subject to certain exceptions, that, without the prior written consent of the underwriters, we and they will not, directly or indirectly, during the period ending 180 days after the date of the prospectus:

● offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the common stock or any securities convertible into or exchangeable or exercisable for the common stock, whether now owned or hereafter acquired by the aforementioned or with respect to which any of the aforementioned has or hereafter acquires the power of disposition; or

● enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Statements on Form S-8

Following the effectiveness of this Registration Statement, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding stock options and the shares of our common stock reserved for issuance under our equity incentive plans. We expect to file these registration statements as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144.

UNDERWRITING

[●] is acting as the underwriter and the book-running manager of the offering. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriter	Number of Shares

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

●	the representations and warranties made by us to the underwriters are true;

●	there is no material change in our business or the financial markets; and

●	we deliver customary closing documents to the underwriters.

Underwriting Commissions and Discounts and Expenses

The following table shows the per share and total underwriting discounts and commissions we will pay to [●]. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us ([●]%)	$	$	$
Non-accountable expense allowance ([●]%)(1)	$	$	$
Proceeds, before expenses, to us	$	$	$

(1)   We have agreed to pay a non-accountable expense allowance to [●] equal to [●]% of the gross proceeds received in the offering.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $[●], including a [●]% non-accountable expense allowance. We have also agreed to reimburse the underwriters for certain of their expenses, including “roadshow”, diligence, and reasonable legal fees and disbursements, in an amount not to exceed $[●]in the aggregate.

As additional compensation to [●], upon consummation of the offering, we will issue to [●] or its designees warrants to purchase an aggregate number of shares of our common stock equal to [●]% of the number of shares of common stock issued in the offering, at an exercise price per share equal to [●]% of the public offering price (the “Underwriter Warrants”). The Underwriter Warrants and the underlying shares of common stock will not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Underwriter Warrants by any person for a period of 180 days beginning on the date of commencement of sales of the offering in compliance with FINRA Rule 5110.

The Underwriter Warrants will be exercisable from the date that is six months from the commencement of the sales of the offering, and will expire four years and six months after such date in compliance with FINRA Rule 5110(g)(8)(A). Furthermore, (i) the Underwriter Warrants do not have more than one demand registration right at our Company’s expense in compliance with FINRA Rule 5110(g)(8)(B); (ii) the Underwriter Warrants do not have a demand registration right with a duration of more than five years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(C); (iii) the Underwriter Warrants do not have piggyback registration rights with a duration of more than seven years from the commencement of sales of the public offering in compliance with FINRA Rule 5110(g)(8)(D); and (iv) the Underwriter Warrants have anti-dilution terms that are consistent with FINRA Rule 5110(g)(8)(E) and (F).

Over-Allotment Option

We have granted to the underwriters an option to purchase up to [●] additional shares of our common stock (15.0% of the shares sold in the offering) at the public offering price less underwriting discounts and commissions. The underwriters may exercise this option in whole or in part at any time within 45 days after the date of the offering. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriters’ initial commitment as indicated in the table at the beginning of this section plus, in the event that any underwriter defaults in its obligation to purchase shares under the underwriting agreement, certain additional shares.

Right of First Refusal

If, for the period ending [•] months from the closing of the Offering, we or any of our subsidiaries (a) decides to finance or refinance any indebtedness, [●] (or any affiliate designated by [●]) shall have the right to act as sole book-runner, sole manager, sole placement agent or sole agent with respect to such financing or refinancing; or (b) decides to raise funds by means of a public offering or a private placement or any other capital raising financing of equity, equity-linked or debt securities, [●] (or any affiliate designated by [●]) shall have the right to act as sole book-running manager, sole underwriter or sole placement agent for such financing. If [●] or one of its affiliates decides to accept any such engagement, the agreement governing such engagement will contain, among other things, provisions for customary fees for transactions of similar size and nature.

Stabilization

In accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including short sales and purchases to cover positions created by short positions, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making.

•

Short positions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security as long as the stabilizing bids do not exceed a specific maximum price.

•

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. If the underwriters sell more shares than could be covered by the underwriters’ option to purchase additional shares, thereby creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that [●] will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Offering Price Determination

The public offering price was negotiated between [●] and us. In determining the public offering price of our common stock, [●] considered:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of the offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies, as well as the recent market price of our Company’s common stock.

Indemnification

We have agreed to indemnify [●], its affiliates an each person controlling [●] against any losses, claims, damages, judgments, assessments, costs, and other liabilities, as the same are incurred (including the reasonable fees and expenses of counsel), relating to or arising out of the offering, undertaken in good faith.

Discretionary Accounts

The underwriters have informed us that they do not expect to make sales to accounts over which they exercise discretionary authority in excess of [●]% of the shares of our common stock being offered in the offering.

Lock-Up Agreements

We, and all of our directors and executive officers have agreed that, for a period of one hundred eighty (180) days after the date of the offering, subject to certain limited exceptions, we and they will not directly or indirectly, without the prior written consent of [●], (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; or (b) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

The prior sentence will not apply to (i) the shares to be sold pursuant to the Underwriting Agreement, (ii) any shares of common stock issued upon the exercise of an option or other security outstanding on the date of the Offering, (iii) such issuances of options or grants of restricted stock or other equity-based awards under the Company’s equity plan and the issuance of shares issuable upon exercise of any such equity-based awards, (iv) the filing of registration statements on Form S-8, (v) the issuance of securities to affiliates and subsidiaries of the Company, and, (vi) the issuance of securities in connection with mergers, acquisitions, joint ventures, licensing arrangements or any other similar non-capital raising transactions.

[●], in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, [●] will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Other Relationships

[●] may in the future provide us and our affiliates with investment banking and financial advisory and other services. [●] may release, or authorize us to release, as the case may be, the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In connection with our initial public offering, we will enter into an underwriting agreement with [●] pursuant to which we will pay [●] an aggregate of $[●] in commissions and non-accountable expenses. In addition, we issued [●] warrants to purchase [●]% of the shares of our common stock issued in the offering at an exercise price per share equal to [●]% of the public offering price.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who come into possession of this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in the offering. [●] may allocate a number of shares to the underwriters and selling group members, if any, for sale to their online brokerage account holders. Any such allocations for online distributions will be made by [●] on the same basis as other allocations.

LEGAL MATTERS

The validity of our shares of our common stock offered by this prospectus will be passed upon for us by the Disclosure Law Group, a Professional corporation, of San Diego, California.

EXPERTS

Our financial statements as of and for the years ended December 31, 2020 and 2019, have been included herein in reliance upon the report of BF Borgers, CPA, PC, of Lakewood, Colorado, an independent registered public accounting firm, appearing elsewhere herein, and given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at http://www.hanryuholdings.com/en. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO FINANCIAL STATEMENTS

HANRYU HOLDINGS, INC.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Hanryu Bank Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Hanryu Bank Co., Ltd. as of December 31, 2020, the related statements of operations, stockholders' equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC

BF Borgers CPA PC

We have served as the Company's auditor since 2021

Lakewood, CO

February 16, 2022

HANRYU HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2021 and 2020

ASSETS

	2021	2020
CURRENT ASSETS:
Cash and Cash Equivalents		$25,935
Short-term loans		1,084,518
Short-term loans to related parties		505,515
Accounts receivable, net of allowance		9,191
Non-trade receivables		6,752
Prepaid expenses		8,575
Total current assets		1,640,486

INVESTMENTS		3,357,193
PROPERTY AND EQUIPMENT, NET		33,095
OTHER ASSETS		46,232
Total Assets		$5,077,006

Liabilities and Stockholders' Deficiency

CURRENT LIABILITIES:
Short-term borrowings		$7,438,465
Non-trade accounts payable		9,246
Accrued expenses and other current liabilities		85,354
Total current liabilities		7,533,065

BONDS WITH WARRANTS		6,709,559
OTHER LIABILITY		64,338
Total Liabilities		14,306,962

STOCKHOLDERS' DEFICIENCY:

Common Stock, $0.44 par value. Authorized 500,000,000 shares; Issued and outstanding 150,000 and 1,500,000 shares as of December 31, 2020 and December 31, 2019		66,272
Additional paid-in capital		1,991,327
Accumulated deficit		(10,700,925)
Accumulated other comprehensive loss		(586,630)
Total Stockholders' Deficiency		(9,229,956)
Total Liabilities and Stockholders' Deficiency		$ 5,077,006

HANRYU HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2021 and 2020

	2021	2020

REVENUE		$-
OPERATING COST AND EXPENSES		637,507
OPERATING LOSS		(637,507)
OTHER INCOME (EXPENSE):
Loss on sale of investments, net		(8,970,619)
Loss on impairment of investment		(729,207)
Interest expense, net		(42,341)
Rent income		8,050
Other income, net		14,898
Net other expense		(8,990,012)

NET LOSS		$(9,627,519)

Earning (Loss) per share:
Basic		$(0.44)
Diluted		$(0.44)

Shares used in computing loss per share:
Basic		1,500,000
Diluted		1,500,000

HANRYU HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021 and 2020

	2021	2020

NET LOSS		$(9,627,519)
Other comprehensive income (loss):
Change in unrealized loss on investments		10,714,927
Change in foreign currency translation adjustment		(522,105)
COMPREHENSIVE INCOME (LOSS)		$565,303

HANRYU HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Deficiency

Years Ended December 31, 2021 and 2020

	Common stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficiency)
	Shares	Amount

Balance at December 31, 2019	1,500,000	$662,715	$1,991,327	$(1,073,406)	$(10,779,452)	$(9,198,816)

Cancellation of shares	(1,350,000)	(596,443)				(596,443)
Realization of loss on investment					10,714,927	10,714,927
Currency Translation Adjustment					(522,105)	(522,105)
Net loss				(9,627,519)		(9,627,519)

Balance at December 31, 2020	150,000	$66,272	$1,991,327	$(10,700,925)	$(586,630)	$(9,229,956)

Cancellation of shares
Realization of loss on investment
Currency Translation Adjustment
Net loss

Balance at December 31, 2020

HANRYU HOLDINGS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2021 and 2020

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss		$(9,627,519)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization		19,880
Loss on sale of investments		8,970,619
Impairment loss on investments		-
Changes in operating assets and liabilities:
Accounts receivable		(4,091)
Non-trade receivables		(1,991)
Prepaid expenses and other current assets		(7,905)
Other assets		85,522
Accounts payable		(9,911)
Accrued expenses		13,430
Other liabilities		-
Net cash provided by (used in) operating activities		(561,966)

CASH FLOWS FROM INVESTING ACTIVITIES:
Receipt from collection of short-term loans		-
Receipt from collection of short-term loans to related parties		407,748
Proceed from disposal of property and equipment		-
Payment for short-term loans		(874,925)
Payments for short-term loans to related parties		-
Purchase of investments		-
Purchase of property and equipment		(6,084)
Net cash used in investing activities		(473,261)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings		2,241,897
Repayment of short-term borrowings		(143,104)
Repayment of long-term borrowings		-
Cancellation of shares		(221,259)
Repayment of bonds with warrants		(847,422)
Net cash provided by financing activities		1,030,112

NET DECREASE IN CASH AND CASH EQUIVALENTS		(5,115)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		23,762

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		7,288
CASH AND CASH EQUIVALENTS AT END OF YEAR		$25,935

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest		$-

NON-CASH ACIVITY:
cancellation of shares by offsetting short-term loan		$(375,184)

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Business

Hanryu Holdings, Inc., a Delaware corporation, together with our wholly owned operating subsidiaries, Hanryu Bank Co., Ltd., FNS Co., Ltd., Hanryu Times Co., Ltd., Marine Island Co., Ltd., FANTOO Entertainment Co., Ltd., and majority owned subsidiary, K-Commerce Co., Ltd., all incorporated under the laws of the Republic of Korea (collectively, the “Company”, “we”, "us", or “our”), aims to be the leader in the global Korean entertainment market, also known as "Hanryu," through its engaging social-media platform, FANTOO. The FANTOO platform is an all-inclusive global playground for fans, where they can consume, create, and get rewarded for all things related to their interests, and interact with other like-minded fans.

Corporate History

Since the inception of Hanryu Bank Co., Ltd. In 2018, we have accomplished a number of key objectives, as follows:

Date	Event / Milestone
October 18, 2018

Hanryu Bank Co., Ltd. is incorporated under the laws of the Republic of Korea ("HBC") with the idea of creating an all-in-one product to capture the growing global momentum and popularity of K-Culture.

October 29, 2020

HBC establishes FNS Co., Ltd., a wholly owned subsidiary incorporated under the laws of the Republic of Korea ("FNS"), and begins the initial stages of designing and implementing a platform that can create a fandom networking system.

March 11, 2021

HBC establishes Hanryu Times Co., Ltd., a wholly-owned subsidiary incorporated under the laws of the Republic of Korea ("Hanryu Times"). Hanryu Times begins operations as HBC's media outlet, reporting on and providing up-to-date K-Culture news within the FANTOO platform across a number of languages, including English, Japanese, Chinese (simplified/traditional), Indonesian, Spanish, Russian, and Portuguese.

May 30, 2021

HBC consummates an agreement and plan of merger (the “Merger Agreement”) with Rndeep, Co. Ltd, a South Korean corporation (“RnDeep”), pursuant to which RnDeep merged with and into HBC, with HBC continuing as the surviving corporation (the “RnDeep Acquisition”). As consideration for the RnDeep Acquisition, HBC ratably issued a total 4,150,000 HBC common shares to the former shareholders of RnDeep.

As a result of the RnDeep Acquisition, the Company acquired the underlying technologies used for FandomChain, the Company's enterprise resource planning solution, and its artificial intelligence ("AI") that powers many of FANTOO's features such as speech synthesis, curated content delivery, deepfake detection and blocking, and nudity detection and blocking.

May 17, 2021	The FANTOO platform is launched and made available to the public.

June 30, 2021

HBC acquires the rights of Marine Island Co., Ltd. ("Marine Island") to use and occupy 19,200 square-feet of office space within the iconic Seoul Marina, located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "Seoul Marina") from Sewang Co., Ltd. ("Sewang"), for the purchase price of KRW 3,500,000,000, along with the assumption of all Marine Island's liabilities.

August 30, 2021

HBC establishes FANTOO Entertainment Co., Ltd., a wholly owned subsidiary incorporated under the laws of the Republic of Korea (“FANTOO Entertainment”). FANTOO Entertainment provides a variety of content to HBC’s FANTOO platform which contributes to the spread of the Korean Wave by promoting new entertainers and artists.

October 3, 2021	HBC acquires 100% of the issued and outstanding common shares of Marine Island for the purchase price of KRW 10,000,000.

October 3, 2021

HBC consummates a strategic acquisition of 51% of the outstanding common shares of K-Commerce Co., Ltd., a company formed under the laws of the Republic of Korea ("K-Commerce"), in exchange for 309,600,000 Korean Won.

HBC's investment into K-Commerce was a strategic acquisition in order to integrate K-Commerce's future platform, "SelloveLive" into the FANTOO ecosystem as the FANTOO Fanshop. When launched as the FANTOO Fanshop, K-Commerce's platform will offer combined services of shopping and live broadcasting, allowing users to easily live-stream travel and share local attractions, local festivals, cultures, and news from around the world.

October 20, 2021	The Company is incorporated in the State of Delaware.

February [•], 2022

The Company, HBC, and the shareholders of HBC (the "HBC Shareholders") enter into a share exchange agreement, pursuant to which the HBC Shareholders assigned, transfered, and delivered, free and clear of all liens, 100% of the issued and outstanding shares of HBC, representing 100% of the equity interests in HBC, to the Company in exchange for the Company issuing to the HBC Shareholders [•] restricted shares of the Company's common stock (the "Share Exchange"). As a result of the share exchange, HBC became a wholly owned subsidiary of the Company, and the HBC Stockholders acquired a controlling interest in the Company.

Risks and Uncertainties

The Company is subject to a number of risks similar to other companies in its industries, including rapid technological change and transitions in Hanryu trends. The extent of the impact of the COVID-19 pandemic on the Company’s business continues to be highly uncertain and difficult to predict, as the responses that the Company, other businesses and governments are taking continue to evolve. Furthermore, capital markets and economies worldwide have also been negatively impacted by the COVID-19 pandemic, and it is possible that it could cause a lasting national and/or global economic recession. Policymakers around the globe have responded with fiscal policy actions to support the entertainment industry and economy as a whole.

To date, the Company has experienced significant changes in the business as a result of the COVID-19 pandemic. The impact has delayed the Company’s ability to generate revenue as result of, among other things, the diversification of potential customer budgets towards the COVID-19 pandemic, our inability to host live concerts and events due to emergency measures taken in response to COVID-19, and inability to produce original content due to travel restrictions.. The extent to which the COVID-19 pandemic may in the future materially impact the Company’s financial condition, liquidity or results of operations is uncertain.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern. The Company has experienced recurring losses from operations and has a stockholders’ deficit and negative working capital of $[●] and $12,682,095, respectively, as of December 31, 2021 and 2020. The Company has relied on raising capital and borrowing to finance its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments to the carrying amount and classification of recorded assets and liabilities should the Company be unable to continue operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements of the Company include the financial statements of Hanryu Holdings, Inc., and its five wholly owned subsidiaries: Hanryu Bank, FNS, Hanryu Times, Marina Island, and FANTOO Entertainment. All significant intercompany transactions and balances have been eliminated in consolidation.

Foreign Currency

The Company’s functional currency for all operations is the Korean Won. The Company's accounting records are maintained in Korean Won, and translated into U.S. dollars at year-end for the purposes of presentation. During the translation process, the year-end closing exchange rate is used for the valuation of all assets and liabilities, historical exchange rate is used to value stockholder's equity, and the average exchange rate for the year is used for the calculation of the condensed consolidated financial statements. The net impact of the translation into the U.S. dollar is included in the accumulated other comprehensive income (loss) of the Company's condensed consolidated balance sheet as of December 31, 2021 and 2020.

Use of Estimates

The preparation of the Company’s consolidated financial statements and related disclosures in conformity with U.S. Generally Accepted Accounting Principles (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company’s historical experience, knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed the federal insurance limit.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts quarterly. Past-due balances over 90 days and over a specified amount are reviewed individually for collectability. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company recorded the allowance of $[●] and $5,216 on the accompanying condensed consolidated balance sheet as of December 31, 2021 and 2020, respectively. The Company does not have any off-balance-sheet credit exposure related to its customers.

Revenue Recognition

The Company anticipates generating revenues from (i) FANTOO platform by direct sales and user to user commissions, (ii) other businesses. Revenue billed or collected in advance will be recorded as deferred revenue until the event occurs or until applicable performance obligations are satisfied. As of September 30, 2021, the Company has not received any revenue.

Revenue is recognized when the Company transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods and services. In this regard, revenue is recognized when: (i) the parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations; (ii) the entity can identify each party’s rights regarding the goods or services to be transferred; (iii) the entity can identify the payment terms for the goods or services to be transferred; (iv) the contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract);and (v) it is probable that the entity will collect substantially all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

Transaction prices are based on the amount of consideration to which we expect to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, if any. We consider the explicit terms of the revenue contract, which are typically written and executed by the parties, our customary business practices, the nature, timing, and the amount of consideration promised by a customer in connection with determining the transaction price for our revenue arrangements. Refunds and sales returns historically have not been material.

In August and September 2021, the Company made agreements with certain holders of debt to repay $7,701,055, in exchange for the issuance of an equal amount of cryptocurrency known as Kingdom Coin ("KDC"). The Company accounted for such non-cash consideration at the time the Company entered into the transactions in accordance with the non-cash consideration guidance included in the Accounting Standards Codification (“ASC”) Topic 470 and 606. As a result, the Company recognized gain on settlement of debt of $7,701,055 in the quarter ended September 30, 2021.

Property and Equipment

Property and equipment are carried at cost (see Note 4). Depreciation expense is provided over the estimated useful lives of the assets using the declining-balance method. A summary of the estimated useful lives is as follows:

Estimated Useful
Classification	Life in Years
Vehicles	5
Fixtures	5
Equipment	5

Maintenance and repairs are charged to expense as incurred, while any additions or improvements are capitalized.

Impairment of Long-Lived Assets

The Company assesses the recoverability of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the cost basis of a long-lived asset is greater than the projected future undiscounted net cash flows from such asset, an impairment loss is recognized. Impairment losses are calculated as the difference between the cost basis of an asset and its estimated fair value.

The Company performed the impairment test during 2021 and 2020, impairment loss of $12,028,192 and $0 was recognized for the years ended December 31, 2021 and 2020.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired. Pursuant to the Financial Accounting Standards Board (“FASB”) ASC Topic 350, Intangibles – Goodwill and Other, goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC Topic 350. FASB ASC Topic 350 also requires recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment. The Company recognized goodwill of $12,028,192 at May 31, 2021 arising from the merger with RnDeep (see Note 3). The Company performed the impairment test during 2021, and the Company could not find the certain reasons and forecasts to support useful lives for goodwill of $12,028,192. Therefore, the Company recognized the impairment loss of $12,028,192 for goodwill of $12,028,192 during 2021.

Concentrations of Credit Risk

Cash and cash equivalents are financial instruments that potentially subject the Company to concentrations of credit risk. The Company may maintain deposits in financial institutions in excess of government insured limits. The Company believes that it is not exposed to significant credit risk as its deposits are held at financial institutions that management believes to be of high credit quality and the Company has not experienced any losses on these deposits. As of December 31, 2021 and 2020, the Company’s cash and cash equivalents are held with one financial institution.

Fair Value of Financial Instruments

The fair value of Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates their recorded amounts due to their relatively short settlement terms.

Fair Value Measurements

The Company applies a three-level valuation hierarchy for fair value measurements. The categorization of assets and liabilities within the valuation hierarchy is based on the lowest level of input that is significant to the measurement of fair value.

Level 1	Inputs to the valuation methodology utilize unadjusted quoted market prices in active markets for identical assets and liabilities.
Level 2

inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets and liabilities, quoted prices for identical and similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3

inputs to the valuation methodology are unobservable inputs based on management’s best estimate of the inputs that market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

A change to the level of an asset or liability within the fair value hierarchy is determined at the end of a reporting period. The Company’s investments applied Level3 for fair value measurements for the investment.

Investments

The Company’s investments in companies in which we do not have a controlling interest are carried at historical cost. At December 31, 2021 and 2020, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing the income or loss by the weighted- average number of outstanding shares of common stock for the applicable period.

Diluted earnings (loss) per share is computed by dividing the income or loss by the weighted- average number of outstanding shares of common stock for the applicable period, including the dilutive effect of common stock equivalents. Potentially dilutive common stock equivalents primarily consist of warrants issued in connection with financings. Loss on disposal of investments and impairment of investments are excluded in the calculation of earnings (loss) per share

Income Taxes

Income taxes on the Company’s taxable income from operating activities are subject to various tax laws and determinations of the authority in Republic of Korea. There is uncertainty in determining the eventual tax effects on the taxable income from operating activities. The Company has recognized current tax and deferred tax at the end of the fiscal year based on the best estimation of future taxes payable as a result of operating activities. However, the resulting deferred income tax assets and liabilities may not equal the actual future taxes payable and such difference may impact the current tax and deferred income tax assets and liabilities upon the determination of eventual tax effects. Regarding taxes payable in Korea, if a certain portion of taxable income is not used for investments or for increases in wages or dividends, in accordance with the Tax System For Recirculation of Corporate Income, the Company is liable to pay additional income tax calculated based on Korean tax law. The current and deferred tax at the end of the fiscal year are based on the best estimation of future taxes payable, which can differ from actual future taxes payable as a result of changes in investments, wages and dividends, and thus results in additional uncertainty in measuring the final tax effects.

The Company assesses uncertainty over a tax treatment. When the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company will reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which method the Company expects to better predict the resolution of the uncertainty:

●	The most likely amount: The single most likely amount in a range of possible outcomes.

●	The expected value: The sum of the probability-weighted amounts in a range of possible outcomes.

Recently Issued Accounting Standards

In February 2016, FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases  which establishes new accounting and disclosure requirements for leases. ASU No. 2016-02 requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. ASU 2016-02 requires classification of all cash payments within operating activities in the statement of cash flows. Disclosures are required to provide the amount, timing and uncertainty of cash flows arising from leases. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company will adopt the provisions of ASU 2016-02 in the quarter beginning January 1, 2022.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. This guidance changes how entities account for convertible instruments and contracts in an entity’s own equity and simplifies the accounting for convertible instruments by removing certain separation models for convertible instruments. This guidance also modifies the guidance on diluted earnings per share calculations. This new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company is currently evaluating the impact of this ASU on the consolidated financial statements.

Acquisitions

Acquisitions that meet the definition of a business under ASC 805 Topic, Business Combinations, are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, assets acquired, liabilities assumed, contractual contingencies, and contingent consideration, when applicable, are recorded at fair value at the acquisition date. Any excess of the purchase price over the fair value of the net assets acquired is recorded as goodwill. The application of the acquisition method of accounting requires management to make significant estimates and assumptions in the determination of the fair value of assets acquired and liabilities assumed in connection with the allocation of the purchase price consideration to the assets acquired and liabilities assumed. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the consolidated statements of operations. Contingent consideration, if any, is recognized and measured at fair value as of the acquisition date.

Acquisitions that do not meet the definition of a business under ASC Topic 805 are accounted for as an asset acquisition, utilizing a cost accumulation model. Assets acquired and liabilities assumed are recognized at cost, which is the consideration the acquirer transfers to the seller, including direct transaction costs, on the acquisition date. The cost of the acquisition is then allocated to the assets acquired based on their relative fair values. Goodwill is not recognized in an asset acquisition. Direct transaction costs include those third-party costs that can be directly attributable to the asset acquisition and would not have been incurred absent the acquisition transaction.

Contingent consideration, representing an obligation of the acquirer to transfer additional assets or equity interests to the seller if future events occur or conditions are met, is recognized when probable and reasonably estimable. Contingent consideration recognized is included in the initial cost of the assets acquired, with subsequent changes in the recorded amount of contingent consideration recognized as an adjustment to the cost basis of the acquired assets. Subsequent changes are allocated to the acquired assets based on their relative fair value. Depreciation and/or amortization of adjusted assets are recognized as a cumulative catch-up adjustment, as if the additional amount of consideration that is no longer contingent had been accrued from the outset of the arrangement.

Contingent consideration that is paid to sellers that remain employed by the acquirer and linked to future services is generally considered compensation cost and recorded in the statement of operations in the post-combination period.

NOTE 3 - ACQUISITION OF RNDEEP CO., LTD.

On February 4, 2021 HBC entered into an agreement and plan of merger (the “Merger Agreement”) with Rndeep, Co., Ltd., a South Korean corporation (“Rndeep”), pursuant to which Rndeep merged with and into HBC, with HBC continuing as the surviving corporation (the "RnDeep Merger").

On May 30, 2021, HBC consummated the RnDeep Merger (the "Closing"), pursuant to which HBC acquired all of the issued and outstanding shares of Rndeep. In accordance with the terms and subject to the conditions of Merger Agreement: (A) each outstanding common share of Rndeep, par value $0.43 per share, was canceled and converted into the right to receive (i) 11.862 common shares of HBC, as determined in the Merger Agreement, and (ii) any cash in lieu of fractional common shares otherwise issuable under the Merger Agreement.  At Closing, HBC issued to the former shareholders of RnDeep an aggregate total of 4,150,000 common shares of HBCand reserved an aggregate total of 18,200,000 common shares for outstanding warrants of RnDeep assumed by HBC, resulting in a total of 22,350,000 common shares issued and reserved as consideration for the RnDeep Merger. The RnDeep Merger was approved by the board of directors of each of HBC and Rndeep, and was approved by the shareholders of Rndeep.

The Company determined that the RnDeep Merger constitutes a business acquisition as defined by ASC Topic 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed in the transaction were recorded at their estimated acquisition date fair values, while transaction costs associated with the acquisition were expensed as incurred pursuant to the acquisition method of accounting in accordance with ASC Topic 805. The Company’s preliminary purchase price allocation was based on an evaluation of the appropriate fair values of the assets acquired and liabilities assumed and represents management’s best estimate based on available data. Fair values are determined based on the requirements of ASC Topic 820, Fair Value Measurements and Disclosures.

NOTE 4 - SHORT-TERM LOANS

HBC made short-term loans with various maturity dates in 2021 and 2020 with no interest rate. The following table summarizes information with regard to short-term loans outstanding at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
K-Commerce		$-

Marine Island		-

Ticketnara		135,570

Sellove Live		160,846

RnDeep		465,993

Individuals		322,109

Total short-term loans		$1,084,518

NOTE 5 - SHORT-TERM LOANS TO RELATED PARTIES

HBC made short-term loans to related parties with various maturity dates in 2021 and 2020 with no interest rate. The short-term loans were made to Siyoung Jang and Munjoong Kang, who are co-founders of the Company. Short-term loans to related parties were offset against borrowings from the same related parties in January 2021. The following table summarizes information with regard to short-term loans outstanding at December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
Siyoung Jang	$ [-]	$ 459,559

Munjoong Kang	[-]	45,956

Total short-term loans to related parties	$ [-]	$ 505,515

NOTE 6 - LONG-TERM LOANS

HBC made loans, which have maturity dates on December 31, 2024 with no interest rate, to its 47 employees between August 2021 through September 2021.  The outstanding balance of the long-term loans in the accompanying consolidated balance sheet was $960,102 as of December 31, 2021. All long-term loans were repaid on January 25, 2022.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are consisted of the following:

	December 31, 2021	December 31, 2020

Vehicles	$	$ -
Fixtures		55,103
Equipment		39,522
		94,625

Less: accumulated depreciation		(61,530)
Property and equipment, net	$	$ 33,095

Depreciation expense for the years ended December 31, 2021 and 2020 was $[●] and $19,880, respectively. Depreciation expense is reflected in operating cost and expenses in the consolidated statements of operations.

NOTE 8 - INVESTMENTS

The following table summarizes information with regard to investments outstanding at December 31, 2021 and 2020:

	Hanryu AI Center Co., Ltd. (Stocks)		RnDeep (Stocks)		RnDeep (Bonds with warrants)	Marine Island Co., Ltd and Seoul Marina Co., Ltd. (Bonds and Management Right)*	Seoul Marina Co., Ltd. (Stock)
	Shares	Amount	Shares	Amount	Amount	Amount	Shares	Amount	Gain(Loss)	AOCI
Amount as of December 31, 2019	1,436,256	$1,376,969	-	$-	$-	$-	-	$-	$(729,207)	$(11,078,336)
Exchanges	(1,436,256)	(1,376,969)	3,451,165	1,059,399	2,297,794	-	-	-	1,980,224	-
Valuation Loss (OCI)	-	-	-	-	-	-	-	-	(10,714,927)	10,714,927
Translation Adjustment (OCI)	-	-	-	-	-	-	-	-	(235,916)	363,409
Amount as of December 31, 2020	-	$-	3,451,165	$1,059,399	$2,297,794	$-	-	$-	$(8,970,619)	$-
Purchases	[-]	[-]	[-]	[-]	[-]	[2,945,585]	[9,777]	[8,251]	[-]	[-]
Merger	[-]	[-]	[(3,451,165])	[(1,059,399])	[(2,297,794])	[-]	[-]	[-]	[-]	[-]
Amount as of December 31, 2021	[-]	[$-]	[-]	[$-]	[$-]	[$2,945,585]	[9,777]	[$8,251	[$-]	[$-]

* On June 30, 2021, HBC acquired (i) certain bonds from Seoul Marina Co., Ltd.; and (ii) both bonds and management rights from Marine Island Co., Ltd., regarding the use and management of the Company's current premises on the Seoul Marina, located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea.

On March 3, 2020, Optimus Asset Management Co., Ltd. filed a complaint (the "Complaint") against Marine Island in the Seoul Southern District Court in Republic of Korea (the "Court"), challenging Marine Island's right to the use and occupancy of the property located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "Marina"), captioned "2020 Ka Hab 102991 Ho" (the "Lawsuit").  The lawsuit is based on the facts set forth below.

In 2010, Seoul Marina Co., Ltd. ("SMC") took out a certain construction loan from Standard Chartered Bank (the "Lender") in the amount of $[•] (the "Construction Loan"), to fund the development and construction of the building and premises located at the Marina (the "Marina Project").   Shortly thereafter, SMC entered into an agreement with Sewang Co., Ltd ("Sewang"), pursuant to which Sewang was to act as the general contractor and developer of the Marina Project (the "Construction Agreement").  After completion of the Marina Project, SMC: (i) defaulted on the Construction Agreement by failing to pay Sewang approximately $6,000,000 for services rendered in completing the Construction Agreement; and (ii) defaulted on the Construction Loan by failing to pay the Lender approximately $[•]under the Construction Loan.

In or around 2016, Sewang incorporated Marine Island for the purposes of transferring to Marine Island the $6,000,000 lien on the Marina Project, including Sewang's rights to possession and use of the Marina Project.  In or around 2020, the Lender sold its rights to any recovery under the Construction Loan to a third party, Optimus Asset Management Co., Ltd. ("Optimus").  On March 3, 2020, Optimus initiated the Lawsuit by filing the Complaint with the Court.

On June 30, 2021, HBC and Sewang entered into a Bond, Stock, and Right Management Contract (the "Sewang Agreement"), pursuant to which HBC acquired: (i) the right to receive SMC's debt owed to Sewang in the amount of $7,997,851; (ii) 9,777 common shares of SMC owned by Sewang, constituting 24.53% of the issued and outstanding common shares of SMC; (iii) the right receive certain debt of Marine Island owed to Sewang in the amount of $4,330,983; (iv) 100% of the issued and outstanding shares of Marine Island, the ownership of which allowed HBC to obtain the rights of possession and use of the Marina Project.

Although no assurances can be given, the Company's management currently believes that the Lawsuit is without merit and HBC will maintain its right to use and possession of the Marina Project.  However, in the event Optimus prevails in the Lawsuit, HBC will be entitled to reimbursement of all costs and expenses incurred by HBC in connection aforementioned transactions and all ongoing improvements being undertaken on the Marina Project.

NOTE 9 - SHORT-TERM BORROWINGS

The following table summarizes information with regard to short-term borrowings outstanding at December 31, 2021 and 2020.

	December 31, 2021	December 31, 2020
Short-term borrowing from Ameridge, principal maturity is September 30, 2022	$	$ 919,118

Short-term borrowings from New Pride S, Inc., principal maturity is February 15, 2022		-

Short-term borrowings from RnDeep were offset against short-term loans on May 31, 2021		64,338

Short-term borrowing from an individual as of September 30, 2021, and eight individuals as of December 31, 2020, principal maturity is November 2022		6,455,009

Total short-term borrowings	$	$ 7,438,465

These borrowings have no interest and financial covenants.

NOTE 10 - SHORT-TERM BORROWINGS FROM RELATED PARTIES

The following table summarizes information with regard to HBC's short-term borrowings from related parties outstanding at December 31, 2021 and 2020. Munjoong Kang is a co-founder of HBC and Changhyuk Kang serves as the Chief Executive Officer and a director of HBC.

	December 31, 2021	December 31, 2020
Short-term borrowings from Munjoong Kang maturing from January through March 2022	$	$ -

Short-term borrowings from Changhyuk Kang maturing in January 2022		-

Total short-term borrowings from related parties	$	$ -

These borrowings have no interest and financial covenants.

NOTE 11 - BONDS WITH WARRANTS

HBC issued, or otherwise assumed, certain bonds with warrants from December 17, 2018 through July 2, 2021. The terms and conditions of each set of bonds with warrants at the time of the issuance (or assumption) of such bonds with warrants are set forth below. As of the date of the offering, the bondholders have agreed to waive interest payments on the respective bonds, and HBC has paid no interest on the bonds.

Generally, warrants can be exercised beginning on the date that is four months after issuance of the bonds, through the day immediately preceding the maturity date of the bonds.  The exercise price of the warrants range from $0.42 to $1.27 per share, with the number of shares underlying such warrant being determined by (i) dividing the aggregate principal amount of the corresponding bond for which the warrants were issued, by (ii) the exercise price of the warrants. If HBC merges or otherwise acquires other companies, the exercise price is adjusted by using a predetermined formula.

On June 25, 2021, HBC merged with RnDeep Co., Ltd ("RnDeep") (the "RnDeep Merger") with HBC surviving the RnDeepMerger. Pursuant to the RnDeep Merger, HBC issued 4,150,000 common shares to the shareholders of RnDeep. As the surviving entity in the RnDeep Merger, HBC also assumed certain bonds with warrants issued by RnDeep to purchase RnDeep common shares, allowing such warrants to be exercised to purchase HBC common shares, in the following amounts:

●

Bonds with warrants, issued by RnDeep on March 17, 2020, for an aggregate purchase price of $2,109,883. The bonds have a maturity date of March 17, 2023 and accrue interest at a rate of 3% annually. The warrants have an exercise price of $ 0.42, and can be exercised at any time after the date that is four months after the date the bond was issued, and expire the day immediately preceding the maturity date of the bonds.

●

Bonds with warrants, issued by RnDeep on April 13, 2020, for an aggregate purchase price of $1,687,906. The bonds have a maturity date of April 13, 2023, and accrue interest at a rate 3% annually. The warrants have an exercise price of $1.27, and can be exercised at any time after the date that is four months after the date the bond was issued, and expire the day immediately preceding the maturity date of the bonds.

●

Bonds with warrants, issued by RnDeep on May 6, 2020, for an aggregate purchase price of $3,882,184. The bonds have a maturity date of May 6, 2023, and accrue interest at a rate of 3% annually. The warrants have an exercise price of $1.27, and can be exercised at any time after the date that is four months after the date the bond was issued, and expire the day immediately preceding the maturity date of the bonds.

On April 7,2021, HBC issued bonds with warrants for an aggregate purchase price of $3,155,311. The bonds accrue interest at an annual rate of 1% and mature on March 31, 2022. The warrants have an exercise price of $0.42 and expire if not exercised prior to the maturity date of the bonds.

On July 1, 2021, HBC issued bonds with warrants for an aggregate purchase price of $1,097,139. The bond accrues no annual interest and matures on July 1, 2024. The warrants have an exercise price of $0.42 and expire if not exercised prior to the maturity date of the bonds.

On July 2, 2021, HBC issued bonds with warrants for an aggregate purchase price of $3,797,789. The bond accrues no annual interest and mature on July 2, 2024. The warrants have an exercise price of $1.27 and expire if not exercised prior to the maturity date of the bonds.

HBC has the right to make early repayments before maturity for these bonds with warrants, and has exercised its right to do so in the amounts of $6,217,402 and $919,118 for the nine months ended September 30, 2021 and the year ended December 31, 2020, respectively.

On March 31, 2021, holders of certain bonds and warrants with an aggregate value of $1,687,906 exercised their warrants to purchase common shares of HBC. As of December 31, 2021 and 2020, the fair value of bonds with warrants was $[●] and $6,709,559, respectively.

The following two tables summarizes information with regard to bonds with warrant outstanding at December 31, 2021 and 2020.

Amount as of December 31, 2019	$7,168,768
Issued	-
Paid	(919,118)
Translation adjustment	459,909
Amount as of December 31, 2020	$6,709,559
Issued
Acquired from the merger of RnDeep
Converted to common stock
Paid
Translation adjustment
Amount as of December 31, 2021

As of December 31, 2021 current amount is $[●] and non-current amount is $[●].

Terms and conditions of bonds with warrants at the inception are as follows:

No.	Issue Date	Maturity	Amount	Nominal Interest Rate	Interest Rate of Return
2nd	12/17/2018	12/17/2021	$365,432	3%	3%
3rd	3/17/2020	3/17/2023	$96,349	3%	3%
5th	4/13/2020	4/13/2023	$1,687,906	3%	3%
6th	5/6/2020	5/6/2023	$3,882,184	5%	7%
10th	4/1/2021	3/31/2022	$3,155,311	0%	1%
11th	7/2/2021	7/2/2024	$3,797,789	0%	3%
12nd	7/1/2021	7/1/2024	$1,097,139	0%	3%
Total			$14,082,109

* Nominal interest rate and interest rate of return are waived by the separate agreements between HBC and the bondholders.

Warrants

The following table summarizes information with respect to outstanding warrants to purchase common shares of HBC, all of which were exercisable, at December 31, 2021:

Exercise	Number	Expiration
Price	Outstanding	Date
$0.42	15,077,455	March 2022 to June 2024
$1.27	7,400,000	March 2023 to June 2024
	22,477,455

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining warrant costs and value.  In estimating the fair value, management considers the comparable value from the industry public companies. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates.

Option valuation models require the input of highly subjective assumptions. The fair value of warrants was estimated using the Black-Scholes option model with a volatility figure derived from the industry public companies. Management determined this assumption to be a more accurate indicator of value. The Company accounts for the expected life of warrants based on the maturity of warrants. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options. The fair value of warrants during the years ended December 31, 2021 and 2020 was estimated using the Black-Scholes pricing model.

On May 30, 2021, in connection with the RnDeep Merger, HBC assumed an aggregate of 9,400,000 warrants to purchase common shares of RnDeep, allowing them to be exercised for common shares of HBC at the exercise prices of $0.42 (5,000,000 warrants) and $1.27 (4,400,000 warrants) per share, and can be exercised any time from assumption of the warrants to either one or two years after the date of HBC's assumption thereof.

The fair value of the issued warrants were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	43.36%
Risk free rate:	0.08%
Expected life:	1~2 years
Estimated fair value of HBC's common shares	$0.47

The fair value of $670,467 was charged to operations as financing costs through December 31, 2021.

On July 1, 2021 and July 2, 2021, HBC issued an aggregate of 13,077,455 warrants to purchase common stock at the exercise prices of $0.42 (10,077,455 warrants) and $1.27 (3,000,000 warrants) per share, which can be exercised from the date that is six months from the issuance date, until the third anniversary of the issuance date.

The fair value of the issued warrants were determined using the Black Scholes option pricing model with the following assumptions:

Dividend yield:	-0-%
Volatility	43.36%
Risk free rate:	0.05 ~ 0.07%
Expected life:	0.5 ~ 3 years
Estimated fair value of HBC's common shares	$0.47

The fair value of $1,065,018 was charged to operations as financing costs through December 31, 2021.

A summary of the warrant activity for the years ended December 31, 2021 and 2020 is as follows:

		Weighted-Average	Weighted Average Remaining
	Shares	Exercise Price	Contractual Term
Outstanding at December 31, 2019	18,400,000	$0.42	1.07
Canceled	16,400,000	0.42
Outstanding at December 31, 2020	2,000,000	$0.42	0.94
Issued
Acquired
Exercised
Outstanding at December 31, 2021		$

NOTE 9 - FAIR VALUE MEASUREMENTS

Fair value has been determined on a basis consistent with the requirements of FASB ASC Topic 825, Financial Instruments, and the Company adopted on a prospective basis required provisions of FASB ASC Topic 820, Fair Value Measurement.

Financial Items Measured at Fair Value on a Recurring Basis

The carrying amounts reported in the consolidated balance sheet for short-term financial instruments, including cash and cash equivalents, short-term loans, accounts receivable, prepaid expenses, short-term borrowings, accrued expense and other current liabilities due to the short maturities of these instruments.

Assets and liabilities measured at fair value on a recurring basis at December 31, 2021 and 2020 are summarized in the table below.

	December 31, 2021
	Level 1		Level 2		Level 3		Total
Assets:
Investments	$	[●]	$	[●]	$	[●]	$	[●]
Liabilities:
Bonds with warrants	$	[●]	$	[●]	$	[●]	$	[●]
	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets:
Investments	$			$-		$3,357,193		$3,357,193
Liabilities:
Bonds with warrants	$			$-		$6,709,559		$6,709,559

Financial Items Measured at Fair Value on a Nonrecurring Basis

There are no financial assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2021 and 2020.

Nonfinancial Items Measured at Fair Value on a Recurring Basis

There are no nonfinancial assets measured at fair value on a recurring basis as of December 31, 2021 and 2020.

Nonfinancial Items Measured at Fair Value on a Nonrecurring Basis

The fair value of long-lived assets is measured whenever the carrying value of long-lived asset or asset group is not recoverable on an undiscounted cash flow basis.

No impairment is recognized for long-lived assets for the years ended December 31, 2021 and 2020.

NOTE 10 - INCOME TAXES

The income tax provisions for the years ended December 31, 2021 and 2020 are $[●] and $0.

Deferred tax assets or liabilities consist of the tax effects of temporary differences between the carrying amounts for financial reporting purposes and amounts used for income tax purposes primarily relating to property and equipment.

The following table summarizes deferred tax assets, deferred tax liabilities, and valuation allowance as of December 31, 2021 and 2020:

Deferred income tax assets:	2021	2020
Depreciation and amortization		$ 679
Net operating loss carryforward		2,071,177
Total deferred income tax assets		2,071,856
Valuation allowance		(2,071,856)
Net deferred income tax		$ -

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and full valuation allowances were provided at December 31, 2021 and 2020. As of December 31, 2021 and 2020, the Company has net operating loss carry forwards of approximately $[●] and $10,356,000, respectively, for income tax purposes. These carryforwards will expire, if not utilized, in various years through 2033.

NOTE 11 - SHARE CAPITAL

As of December 31, 2021, HBC's total number of authorized shares is 5,000,000,000 common shares, with a par value of $0.44 per share.

On March 31, 2021, bonds with warrants of $1,838,235 were converted into 4,000,000 shares of common stock at approximately $0.44 per share. In addition, 4,150,000 shares of common stock were newly issued at the time of the RnDeep Merger on May 31, 2021. On September 29, 2021, 600,000 shares of common stock were issued to investors, for an aggregate purchase price of $ 253,807.

As a result, the total number of stocks issued increased from 150,000 to 8,900,000, and the amount of paid-in-capital also increased from $66,272 to $3,943,844.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a one-year operating lease agreement, which was initially made by HBC on April 2, 2020, and expired on April 1, 2022. The deposit paid on the beginning date of the lease agreement is $42,198 which is recorded as other asset in the condensed consolidated balance sheet as of December 31, 2021.

The Company also has a two-year operating lease agreement, which was initially made by HBC on September 15, 2020, and matures on September 14, 2022. The deposit paid on the beginning date of the lease agreement is $126,593 which is recorded as other asset in the condensed consolidated balance sheet as of December 31, 2021.

The Company has an operating lease agreement for a vehicle, which was initially made by HBC on September 16, 2021, and matures on September 21, 2025. The deposit paid on the beginning date of the lease agreement is $124,365 which is recorded as other asset in the condensed consolidated balance sheet as of December 31, 2021.

The minimum payments under these leases for future periods are approximately as follows:

Three months ending December 31, 2021	$ [●]
Year ending December 31, 2022	120,800
Year ending December 31, 2023	38,300
Year ending December 31, 2024	38,300
Year ending December 31, 2025	28,700
$ 275,900

Expense related to these leases totaled approximately $[●] for the year ended December 31, 2021.

Legal Matters

On March 3, 2020, Optimus Asset Management Co., Ltd. filed a complaint (the "Complaint") against Marine Island in the Seoul Southern District Court in Republic of Korea (the "Court"), challenging Marine Island's right to the use and occupancy of the property located at 160 Yeouiseo-ro, Yeungdeungpo-gu, Seoul, Korea (the "Marina"), captioned "2020 Ka Hab 102991 Ho" (the "Lawsuit").  The lawsuit is based on the facts set forth below.

In 2010, Seoul Marina Co., Ltd. ("SMC") took out a certain construction loan from Standard Chartered Bank (the "Lender") in the amount of $[•] (the "Construction Loan"), to fund the development and construction of the building and premises located at the Marina (the "Marina Project").   Shortly thereafter, SMC entered into an agreement with Sewang Co., Ltd ("Sewang"), pursuant to which Sewang was to act as the general contractor and developer of the Marina Project (the "Construction Agreement").  After completion of the Marina Project, SMC: (i) defaulted on the Construction Agreement by failing to pay Sewang approximately $6,000,000 for services rendered in completing the Construction Agreement; and (ii) defaulted on the Construction Loan by failing to pay the Lender approximately $[•]under the Construction Loan.

In or around 2016, Sewang incorporated Marine Island for the purposes of transferring to Marine Island the $6,000,000 lien on the Marina Project, including Sewang's rights to possession and use of the Marina Project.  In or around 2020, the Lender sold its rights to any recovery under the Construction Loan to a third party, Optimus Asset Management Co., Ltd. ("Optimus").  On March 3, 2020, Optimus initiated the Lawsuit by filing the Complaint with the Court.

On June 30, 2021, HBC and Sewang entered into a Bond, Stock, and Right Management Contract (the "Sewang Agreement"), pursuant to which HBC acquired: (i) the right to receive SMC's debt owed to Sewang in the amount of $7,997,851; (ii) 9,777 common shares of SMC owned by Sewang, constituting 24.53% of the issued and outstanding common shares of SMC; (iii) the right receive certain debt of Marine Island owed to Sewang in the amount of $4,330,983; (iv) 100% of the issued and outstanding shares of Marine Island, the ownership of which allowed HBC to obtain the rights of possession and use of the Marina Project.

Although no assurances can be given, the Company's management currently believes that the Lawsuit is without merit and HBC will maintain its right to use and possession of the Marina Project.  However, in the event Optimus prevails in the Lawsuit, HBC will be entitled to reimbursement of all costs and expenses incurred by HBC in connection aforementioned transactions and all ongoing improvements being undertaken on the Marina Project.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the outcome of these matters will not have a material adverse effect on the condensed consolidated financial position or results of operations of the Company.

Other Matters

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 Outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 Outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 Outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Company’s financial condition, liquidity, and future results of operations.

The management of the Company is actively monitoring its financial condition, liquidity, operations, suppliers, industry, and workforce. Although the Company cannot estimate the length or gravity of the impacts of this event at this time, if the pandemic continues, it may have an adverse effect on the Company’s condensed consolidated financial condition, liquidity, and future results of operations.

NOTE 13 - RELATED PARTY TRANSACTIONS

K-Commerce Co., Ltd.

K-Commerce Co., Ltd. ("K-Commerce"), is a majority owned subsidiary under common ownership with Changhyuk Kang and Donghoon Park, the Company's Chief Executive Officer and Chief Marketing Officer, respectively, for which HBC owns a controlling interest of 50.79%, and Messrs. Kang and Park each respectively own a minority interest of 24.61%.

Transactions with Related Parties

The Company is affiliated with several individuals that have common ownership and transacts a portion of its business with related parties.

A summary of significant related party balances at December 31, 2021 and 2020 is as follows:

	December 31, 2021	December 31, 2020
Short-term loans to related party	$	$ 505,515
Short-term borrowings from related party		-
Bonds with warrants		2,481,618

Short-Term Loans Made to Related Parties.

From January 7, 2019, through December 31, 2019, HBC and SiYoung Jang, one of HBC's co-founders and current shareholder, entered into interest-free, short-term loan agreements for an aggregate principal amount of $1,271,619. These short-term borrowings matured on various dates from January 7, 2020 to December 31, 2021. All short-term borrowings were repaid by Mrs. Jang on or before the maturity date set forth in each respective short-term loan agreement.

From January 3, 2020, through November 30, 2020, HBC and Mrs. Jang entered into an interest-free, short-term loan agreement with an aggregate principal amount of $459,559, which matured between January 3, 2021, through November 30, 2021.  All short-term borrowings were repaid by Mrs. Jang on or before the maturity date set forth in each respective short-term loan agreement.

From January 1, 2021, through February 22, 2021, HBC and Munjoong Kang, one of HBC's co-founders and a current shareholder,  entered into interest-free, short-term loan agreements in the aggregate principal amount of $2,801,924, which mature between January 1, 2022, and February 22, 2022. As of December 31, 2021, Mr. Kang has repaid the Company $[•] of the original principal amount of $2,801,924.

Short-Term Loans Received from Related Parties

On October 12, 2020, HBC and MunJoong Kang, one of HBC's co-founders and current shareholder, entered into an interest-free, short-term loan agreement with a principal of $45,956, which matured on October 12, 2021. All short-term borrowings were repaid by HBC on or before the maturity date of the short-term loan agreement.

From September 11, 2020 through December 9, 2020, HBC and ChangHyuk Kang, currently HBC's Chief Executive Officer, entered into interest-free, short-term loan agreements with HBC with an aggregate principal of $882,353, which matured between September 11, 2020, through December 9, 2021. On January 15, 2021, HBC and Mr. Kang entered into an interest-free short-term loan agreement for the principal amount of $31,986, which matured on January 15, 2022.  All short-term borrowings were repaid by HBC on or before the maturity date of the short-term loan agreement.

On December 8, 2021, HBC and Mrs. Jang entered into an interest-free, short-term loan agreement, pursuant to which Mrs. Jang made a loan to HBC in the principal amount of $88,417.  Pursuant to the short-term loan agreement, the loan will mature on December 8, 2022.

Sales of Bonds with Warrants

From November 21, 2018, through December 18, 2018, Mrs. Jang, HBC's co-founder, purchased an aggregate of $2,332,009 in bonds with warrants, with the bonds accruing interest annually at a rate of 3%, which matured on dates between November 21, 2021 to December 18, 2021. The warrants carried an exercise price of $0.42, and expired on dates between November 21, 2021 to December 18, 2021. As of December 31, 2021, Mrs. Jang exercised warrants and purchased 2,000,000 common shares of HBC for an aggregate purchase price of $886,257, and converted $886,257 of the principal amount of the bond into 2,000,000 common shares of HBC.

On July 1, 2021, Chanhyuk Kang and Donghoon Park, HBC's Chief Executive Officer and Chief Marketing Officer, purchased from HBC an aggregate of $1,097,139 in bonds with warrants, with the bonds accruing interest annually at a rate of 3%, and maturing on July 1, 2024. All warrants were exercised by Messrs. Kang and Park on October 6, 2021 for an aggregate purchase price of $1,097,139, purchasing 2,600,000 common shares of HBC. The warrants carried an exercise price of $0.42.

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred subsequent to December 31, 2021 through the reporting date at which the consolidated financial statements were available to be issued, and the following is the summary of significant subsequent events.

Shares

Common Stock

___________________

PROSPECTUS

___________________

The date of this prospectus is           , 2022

Until [●], 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in the offering, may be required to deliver a prospectus.

"We believe the world is Composed of all kinds Of fandoms."
" What's yours?"

F-1

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with this registration statement and the listing of our common stock. All amounts are estimated except the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq Capital Market listing fee.

Amount
SEC registration fee	$	[●]
FINRA filing fee		[●]
Nasdaq Capital Stock Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses		*
Transfer Agent’s fees and expenses		*
Printing and engraving expenses		*
Miscellaneous		*

Total expenses	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law (“DGCL”) provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) because that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, so long as the person acted in good faith and in a manner he or she reasonably believed was in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a Delaware corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to obtain a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action, so long as the person acted in good faith and in a manner the person reasonably believed was in or not opposed to the corporation’s best interests, except that no indemnification shall be permitted without judicial approval if a court has determined that the person is to be liable to the corporation with respect to such claim. Section 145(c) of the DGCL provides that, if a present or former director or officer has been successful in defense of any action referred to in Sections 145(a) and (b) of the DGCL, the corporation must indemnify such officer or director against the expenses (including attorneys’ fees) he or she actually and reasonably incurred in connection with such action.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise against any liability asserted against and incurred by such person, in any such capacity, or arising out of his or her status as such, whether or not the corporation could indemnify the person against such liability under Section 145 of the DGCL.

Our Certificate of Incorporation (“Charter”), and our bylaws (“Bylaws”) provide for the indemnification of our directors and officers to the fullest extent permitted under the DGCL.

We also expect to enter into separate indemnification agreements with our directors and officers in addition to the indemnification provided for in our Charter and Bylaws. These indemnification agreements will provide, among other things, that we will indemnify our directors and officers for certain expenses, including damages, judgments, fines, penalties, settlements and costs and attorneys’ fees and disbursements, incurred by a director or officer in any claim, action or proceeding arising in his or her capacity as a director or officer of the Company or in connection with service at our request for another corporation or entity. The indemnification agreements also provide for procedures that will apply in the event that a director or officer makes a claim for indemnification.

We also maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding all securities sold by Hanryu Holdings and HBC within the last three years which were not registered under the Securities Act. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

Share Exchange Agreement

On February [•], 2022, the Company entered into a share exchange agreement (the “Exchange Agreement”) with Hanryu Bank Co., Ltd., a corporation formed under the laws of South Korea (“HBC”), and the shareholders of HBC (the “HBC Shareholders”), pursuant to which the HBC Shareholders agreed to assign, transfer and deliver, free and clear of all liens, 100% of the issued and outstanding common shares of HBC, representing 100% of the equity interest in HBC (the “HBC Shares”) to the Company, in exchange for the Company issuing the HBC Shareholders [•] restricted shares of the Company's common stock (the “Exchange Shares”).

As a result, HBC will become wholly owned subsidiary of the Company, and the HBC Shareholders will acquire a controlling interest in the Company (the “Share Exchange”). For accounting purposes, the Share Exchange will be treated as an acquisition of the Company and a recapitalization of HBC. HBC will be the accounting acquirer, and the results of its operations will carryover. Accordingly, the operations of Hanryu Holdings are not carried over and will be adjusted to $0.

In connection with the Exchange Agreement, the HBC Shareholders entered into a 6-month “lock-up” agreement in substantially the form included in the Exchange Agreement and subject to customary exceptions.

In issuing the Exchange Shares to the HBC Shareholders, the Company relied upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended, as, among other things, the transaction did not involve a public offering and the securities were acquired for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

HBC Issuances

In October 2018, HBC sold an aggregate of 1,000,000 shares of common stock at a price of $0.42 per share in private placement transactions, for an aggregate purchase price of approximately $422,000.

On December 19, 2018, HBC sold 500,000 shares of common stock at a price of $4.22 per share in a private placement transaction, for a purchase price of approximately $2,110,000.

On March 31, 2021, HBC issued 4,000,000 shares of common stock at a price of $0.42 per share in consideration of the exercise of certain warrants issued with bonds.

On May 31, 2021, HBC issued 4,150,000 shares of common stock at a price of $0.42 per share as consideration for the RnDeep Merger.

On September 29, 2021, HBC sold 600,000 shares of common stock at a price of $0.42 per share in a private placement transaction, for a purchase price of approximately $253,000.

On October 6, 2021, HBC issued 2,600,000 shares of common stock at a price of $0.42 per share in consideration of the exercise of certain warrants issued with bonds.

In October 2021, HBC sold an aggregate of 4,200,000 shares of common stock at a price of $0.42 per share in a private placement transaction, for an aggregate purchase price of approximately $1,772,300.

In November and December 2021, HBC issued and aggregate of 21,512,455 shares of common stock at a price of $0.42 per share in consideration of the exercise of certain warrants issued with bonds.

In November and December 2021, HBC issued and aggregate of 4,533,331 shares of common stock at a price of $1.27 per share in consideration of the exercise of certain warrants issued with bonds.

Grants of Restricted Common Stock

The offers, sales and issuances of the securities described in Item 15 were deemed to be exempt from registration under the Securities Act under either (i) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The list of exhibits is set forth below and is incorporated by reference herein.

2.1	Merger Agreement dated February 4, 2021, by and between RnDeep Co., Ltd. and Hanryu Bank Co., Ltd.
3.1	Certificate of Incorporation of Hanryu Holdings, Inc. dated October 20, 2021.
3.2	Bylaws of Hanryu Holdings, Inc.
4.1*	Form of Common Stock Certificate.
4.2*	Form of Common Stock Purchase Warrant, issued to certain accredited investors.
4.3*	Form of Underwriter Warrant.
5.1*	Opinion of Disclosure Law Group, a Professional Corporation.
10.1	Lease Agreement dated March 27, 2020.
10.2 †	Employment Agreement by and between DongHoon Park and Hanryu Bank Co., Ltd., dated March 2, 2021.
10.3	Memorandum of Understanding by and between FNS Co., Ltd. and The Federation of Artistic & Cultural Organization of Korea, dated April 19, 2021.
10.4 †	Employment Agreement by and between Chang Hyuk Kang and Hanryu Bank Co., Ltd., dated May 2, 2021.
10.5 †	Employment Agreement by and between JuHyon Shin and Hanryu Bank Co., Ltd., dated May 3, 2021.
10.6	Form of Bond with Warrant Purchase Agreement.
10.7	Bond with Warrant Purchase Agreement, by and between La Primera Capital Investments, LLC and Hanryu Bank Co., Ltd, dated May 18, 2021.
10.8	Bond, Stock and Management Right Transfer Contract by and between Sewang Co., Ltd. and Hanryu Bank Co., Ltd., dated June 30, 2021.
10.9	Bond with Warrant Purchase Agreement, by and between Midas AI Co., Ltd. and Hanryu Bank Co., Ltd, dated July 2, 2021.
10.10	Bond with Warrant Purchase Agreement, by and between Changhyuk Kang and Donghoono Park, and Hanryu Bank Co., Ltd, dated July 2, 2021.
10.11	Sublease Contract by and between Marine Island Co., Ltd. and Hanryu Times, Co., Ltd., dated August 1, 2021.
10.12	Sublease Contract by and between Marine Island Co., Ltd. and Fantoo Entertainment Co., Ltd., dated September 1, 2021.
10.13	Sublease Contract by and between Marine Island Co., Ltd. and FNS Co., Ltd., dated September 1, 2021.
10.14 †	Employment Agreement by and between DaeHwan Son and Fantoo Entertainment Co., Ltd., dated October 1, 2021.
10.15 †	Employment Agreement by and between JungGil Kim and Hanryu Bank Co., Ltd., dated November 4, 2021.
10.16 †	Employment Agreement by and between David Gregg and Hanryu Bank Co., Ltd., dated January 1, 2022
14.1	Hanryu Holdings, Inc. Code of Business Conduct and Ethics.
21.1	Subsidiaries of the Registrant
23.1	Consent of [●].
23.2*	Consent of Disclosure Law Group, a Professional Corporation (included in Exhibit 5.1).
24.1	Power of attorney (to be included on signature page to the filed Registration Statement).
107	Filing Fee Table

*	To be filed by amendment.
†	Identifies exhibits that consist of a management contract or compensatory plan or arrangement.
+

Confidential treatment has been requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act of 1933, as amended, and Rule 24b-2 under the Securities Exchange Act of 1934, as amended (together, the “ Rules”). In accordance with the Rules, these confidential portions have been omitted from this exhibit and filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended, or Securities Act.

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of [●], State of [●], on this [●]th day of [●], 2022.

Hanryu Holdings, Inc.

By:	/s/
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned officers and directors of Hanryu Holdings, Inc., hereby severally constitute and appoint [●] and [●], and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer	[●], 2022
(Principal Executive Officer)

/s/	Chief Financial Officer	[●], 2022
(Principal Accounting Officer)

/s/	Director	[●], 2022

A/s/	Director	[●], 2022

/s/	Director	[●], 2022

/s/	Director	[●], 2022